| OMB APPROVAL |
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| OMB Number: 3235-0123 |
| Expires: Oct. 31, 2023 |
| Estimated average burden hours per response: 12 |

| SEC FILE NUMBER |
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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 04/01/22 (MM/DD/YY) AND ENDING 03/31/23 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: NOMURA INTERNATIONAL PLC

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer ☒ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1, Angel Lane,
(No. and Street)

London, United Kingdom (City) (State) EC4R 3AB (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Kevin Clark | (+44) 20 710 29250 | kevin.p.clark@nomura.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

25 Churchill Place, London E14 5EY
(Address) (City) (State) (Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION





I, Stephen Fuggle                                         , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of NOMURA INTERNATIONAL PLC                                         , as of 3/31                                         , 2 023    , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public London, England (Saffiyah A. Mengrani)
My Commission expires at Death

SWORN TO BEFORE ME AT LONDON, ENGLAND
THIS 07 AUGUST 2023.



SAVILLE & Cº
— SCRIVENER NOTARIES —
Saville Notaries LLP
11 Old Jewry, London  EC2R 8DU
Tel: +44 (0)20 7776 9800

Signature: _____

Title: _____
Nomura International Plc Chief Fianancial Officer

Notary Public

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☑ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*








# NOMURA INTERNATIONAL PLC

**Annual Report**
**31 March 2023**

**COMPANY REGISTRATION NUMBER: 1550505**

STRICTLY PRIVATE AND CONFIDENTIAL



**NOMURA INTERNATIONAL PLC**

**YEAR ENDED 31 MARCH 2023**

**STRATEGIC REPORT**

The Directors of Nomura International PLC (the "Company") present their Strategic Report, Directors' Report and the Financial Statements for the year ended 31 March 2023. The Company is incorporated in England and Wales and its registered office is at 1 Angel Lane, London, EC4R 3AB.

These financial statements have been prepared on a company-only basis and do not include the results and net assets of the Company's subsidiary undertakings.

**REVIEW OF THE COMPANY'S BUSINESS, FINANCIAL PERFORMANCE AND FINANCIAL POSITION, DESCRIPTION OF PRINCIPAL RISKS AND INFORMATION REGARDING BRANCHES**

**Principal Activities**

The Company is a London-based securities broker-dealer operating company and is a wholly owned subsidiary of Nomura Europe Holdings PLC ("NEHS"), which together with the Company, NEHS and other NEHS's subsidiary undertakings, form the "NEHS Group". The Company's ultimate parent undertaking and controlling entity is Nomura Holdings, Inc. ("NHI"), which together with the Company, NEHS, and NHI's other subsidiary undertakings, form the "Nomura Group". The Company has branches in Dubai and Cape Town. The Company's core activities include:

- trading and sales in fixed income and equity products, including related derivatives;
- investment banking services;
- asset and principal finance business; and
- corporate finance

**NOMURA INTERNATIONAL PLC**

**YEAR ENDED 31 MARCH 2023**

## STRATEGIC REPORT (CONTINUED)

The Company's key financial indicators during the year were as follows:

| | Year ended 31 March 2023 $'000 | Year ended 31 March 2022 $'000 |
|---|---|---|
| Trading profit | 1,419,877 | 1,088,778 |
| Net interest (expense)/income | (119,332) | 19,100 |
| General and administrative expenses | (1,242,563) | (1,476,978) |
| Credit impairment release | 1,212 | 965 |
| Operating profit/(loss) | 59,194 | (368,035) |
| Profit/(loss) before taxation | 1,172 | (393,485) |
| Profit/(loss) for the financial year | 8,421 | (372,215) |
| Total assets | 245,484,115 | 225,416,846 |
| Total liabilities | 240,214,009 | 220,192,378 |
| Shareholders' funds | 5,270,106 | 5,224,468 |

*Financial Performance:*

The Company reported a profit before tax for the year of $1,172,000 (2022: loss of $ (393,485,000)), a significant improvement year on year, with improved Wholesale performance, particularly in Structured Rates and Credit, driving a ~30% increase in Trading Profit.

In addition, the Company implemented a number of initiatives in FY22, to reflect the importance of the Company to the Nomura Group, which has supported a ~15% year on year reduction in General and administrative expenses to $1,242,562,772 (2022: $1,476,876,546).

Credit impairments were broadly flat and remained low in the year with an impairment of $1,212,000 (2022: $965,000) reflecting the fact the company's loan portfolio is predominantly fair valued and so changes in value are recognised through the P&L statement. More detail on the credit impairments can be found in Note 5 of the Financial Statements.

*Financial Position:*

The Company's total assets of $245,484,114,640 increased 9% in 2023 predominantly from an increase in financial assets held for trading, as the rising interest rate environment widened interest rate curves and increased the mark to market of derivatives.

The rising interest rate environment emerged as inflation accelerated worldwide, with contributing factors including increased commodity prices sparked by the Russia Ukraine conflict, as well as supply constraints as Western economies reopened after emerging from pandemic conditions.



**NOMURA INTERNATIONAL PLC**

**YEAR ENDED 31 MARCH 2023**

## STRATEGIC REPORT (CONTINUED)

### BUSINESS ENVIRONMENT

The major central banks of the world, including the US Federal Reserve Board (US Fed), swiftly tightened monetary policy to address this accelerated and increasingly protracted inflation. Government bond yields rose in major developed economies on expectations for further inflation and monetary tightening measures.

In addition, stock markets in major developed economies underwent corrections as the steep rise in market interest rates depressed valuations and as concerns grew that monetary policy tightening would blunt economic growth, creating highly volatile and uncertain markets.

In the second half of the fiscal year, inflation showed signs of levelling off in the major developed economies, and expectations for the US Fed to end its rate hikes led to a rally in stock markets. However, inflation has remained persistent with central banks continuing to increase interest rates.

In Investment Banking, client activity was lower than the previous fiscal year due to increased caution among clients in light of geopolitical risks and uncertainty in the market environment. As a result, Investment Banking earnings declined for the full year. However, the business continues to engage closely with clients and, along with Solutions business, look to support in hedging and managing risk.

In Global Markets, the Company continued to reinforce its core strengths across regions, providing uninterrupted service and liquidity to clients as they rebalanced and hedged their portfolios in highly volatile and uncertain markets.

In addition to the macro-economic uncertainties referenced above, the Company continues to proactively manage the continued challenges of industry digitalisation by prioritising collaboration across divisions and regions.

### Russia and Ukraine war

Since Russia's invasion of Ukraine in February 2022, the Company has been actively monitoring the impact of the conflict on the Ukraine and Russian economies, as well as on other financial markets. As of March 31, 2023, the total direct exposure of the Company to Ukraine and Russia continued to not be significant.

### RISK MANAGEMENT

The Company's risk management framework is closely aligned to the Nomura Group's risk management framework. However, through its local governance framework, the Company does apply specific risk management controls and defines its risk appetite, which outlines the types and level of risk that the Company is willing to assume in pursuit of its corporate vision, strategic objectives and business plan. Risk appetite is set within the available risk capacity which is determined by constraints including regulatory capital, liquidity and business conditions.

The Company's activities involve the assumption and transfer of certain risks, including market risk, credit risk, climate risk, operational risk, cross-border risk, model risk, liquidity and funding risks, and strategic risk. These risks are managed through the Company's Executive Governance and through sub-committees of the Board of NEHS.

Further information on the management of these risks is provided in note 18 of the Financial Statements.

**NOMURA INTERNATIONAL PLC**

**YEAR ENDED 31 MARCH 2023**

**STRATEGIC REPORT (CONTINUED)**

**REGULATION AND REGULATORY CHANGES**

**Regulations**

The Company is authorised by the Prudential Regulation Authority ("PRA") and regulated by the Financial Conduct Authority ("FCA") and the PRA. The Company is regulated and has minimum capital adequacy requirements imposed on it on a standalone basis by the PRA. The Company is in compliance with these requirements.

During the year, the Directors have noted, amongst other items, the following key Regulatory updates and confirm the establishment of regulatory programs as appropriate to ensure compliance:

- On 14 October 2021 the PRA published final rules on implementation of Basel standards in PS22/21 with respect to key developments including the introduction of a binding minimum net stable funding ratio, changes to the capital requirements for counterparty credit risk of derivatives and a tightening of large exposures limits. These were implemented with effect from 1 January 2022 with related reporting and disclosure changes becoming effective from the first quarterly reporting reference date of 31 March 2022. Additionally the PRA also published PS21/21 on the UK leverage framework to introduce an updated exposure calculation effective from 1 January 2022 and for firms with at least £10bn of non-UK assets a binding minimum leverage ratio which became effective from 1 January 2023. The Board of the Company early adopted their Leverage Risk Appetite from 1 January 2022. On 30 November 2022 the PRA published CP16/22 as a consultation on the implementation of the final Basel 3.1 reforms in the UK. These proposals primarily include amendments to the capital requirements for credit risk, market risk, CVA risk, operational risk and the introduction of output floors for modelled exposures alongside changes to the related reporting and disclosure requirements. The changes are expected to become effective on 1 January 2025. The firm has a regulatory change program which will be managing the implementation of these changes.

- In July 2010, the US enacted the Dodd-Frank Act. Under this Act, the CFTC requires swap dealers that exceed a de minimis threshold of swap dealing activity to register with the CFTC and subjects these registered entities to internal and external conduct requirements. Furthermore, on 22 July 2020 the CFTC adopted final capital and financial reporting rules for swap dealers with a compliance date of 6 October 2021. Similarly, during 2019 the SEC issued final rules including those governing capital, margin and segregation requirements for security-based swap dealers and in December 2019 they adopted final rule amendments addressing the cross-border application of relevant requirements. The SEC requires securities based swap dealers above the de minimis activity threshold to register and comply with final security based swap dealer rules no later than 1 November 2021. NIP registered as a security based swap dealer with the SEC on 1st November 2021. The SEC and CFTC granted substituted compliance to recognise the local UK regulations as being sufficient to satisfy the relevant requirements under the US regime. NIP has elected to rely on certain aspects of substituted compliance in areas including capital and margin, reporting and record keeping.



**NOMURA INTERNATIONAL PLC**

**YEAR ENDED 31 MARCH 2023**

## STRATEGIC REPORT (CONTINUED)

**REGULATION AND REGULATORY CHANGES (CONTINUED)**

- The internal minimum requirement for eligible liabilities ("MREL") became applicable in the U.K. for all U.K. incorporated institutions from 1 January 2019 for firms whose failure would have a significant impact on the U.K. financial system and for certain overseas firms where the Bank of England ("BOE") would support a home resolution authority in carrying out a cross-border resolution. The Company was in full compliance with the final end-state MREL rules from 1 January 2022.

- In July 2019, the BOE and U.K. PRA published a policy statement on the Resolvability Assessment Framework ("RAF"). The RAF sets out eight barriers to resolvability bringing together existing policies such as MREL and Operational Continuity in Resolution ("OCIR") as well as other new resolution policies in order to follow the resolution principles set out by the FSB. As a result of this policy, NIP has taken active steps since 2019 to ensure it has limited any barriers to resolution across the overarching pillars for resolvability through ensuring (1) NIP has adequate resources and appropriate liquidity to meet its obligations during resolution, (2) NIP is able to facilitate a smooth resolution by guaranteeing business services and operational process can continue to run and (3) the firm has clear oversight and governance available during resolution.

- The European Market Infrastructure Regulation ("EMIR") became effective on 16 August 2012, and applies to any entity established in the EU that is a legal counterparty to a derivative contract, even when trading with non-EU firms. EMIR was created with the intention of stabilizing OTC markets found within EU member states. Although the majority of EMIR regulations have already been implemented, on 28 May 2019, Regulation (EU) 2019/834 (EMIR REFIT) was published in the EU's Official Journal, with the aim of amending EMIR to make some of its requirements simpler and more proportionate. With a few exceptions, the majority of the provisions in the Regulation entered into force on 17 June 2019. EMIR was transposed into UK domestic law by means of the European Union (Withdrawal) Act 2018 (as amended), subject to certain transitional arrangements.

  On February 24, 2023 the UK FCA and BoE issued a joint policy statement setting out changes to reporting requirements, procedures for data quality and registration of Trade Repositories under UK EMIR. The policy statement, also known as the UK EMIR REFIT, sets out the final amendments to technical standards and new rules for Trade Repositories in relation to the derivatives reporting framework under the UK EMIR. The requirements will come into effect on September 30, 2024, except for certain amendments which relate to the format and details of applications for registration of trade repositories, which come into force immediately.

  The Company has initiated a project to enhance its post trade reporting systems to facilitate compliance with UK EMIR REFIT reporting regime.

  On December 15, 2022, the FCA and the PRA also published a policy statement on the UK EMIR margin requirements for non-centrally cleared derivatives. The Policy Statement makes amendments to the binding technical standards which supplement UK EMIR, namely by updating the list of eligible collateral to include funds from all third-countries that meet a set of principles and that only invest in otherwise eligible government securities and cash and by extending the transition provision for European Economic Area undertakings for collective investment in transferable securities by three months, i.e. until March 31, 2023.



**NOMURA INTERNATIONAL PLC**

**YEAR ENDED 31 MARCH 2023**

## STRATEGIC REPORT (CONTINUED)

**REGULATION AND REGULATORY CHANGES (CONTINUED)**

- On November 28, 2022, ESMA published a Final Report on the review of the RTS on the form and content of applications for recognition by non-EU benchmark administrators, and a consultation (closed on January 30,2023) on amendments to the RTS on the information that EU benchmark administrators need to provide in applications for authorisation and registration. The proposals in the consultation aim to safeguard equal treatment between EU and non-EU Benchmarks administrators by aligning the information requested in applications from EU administrators with the information requested in recognition applications from non-EU administrators.

   The EU BMR rules are currently suspended to allow EU supervised entities to continue to use non-EU benchmarks until December 31, 2023. On November 8, 2022, the EU Commission published an initiative to extend this suspension until December 31, 2025. The adoption of this extension is expected in Q2 2023.

   Under the BMR, when non-EU benchmark administrators apply for recognition in the EU, ESMA must first establish an MoU with the relevant authority. This extension should, therefore, not impact UK-based Benchmark Administrators considering that ESMA and the UK FCA signed a Memorandum of Understanding (MoU) in January 25, 2023 which allows ESMA to recognize benchmark administrators from the UK.

   On March 1, 2023 the EU Commission launched a call for evidence (open until March 29, 2023) to aid its review of the scope and third country regime of the EU BMR. The EU BMR contains rules on the use of non-EU benchmarks, which will apply from January 1, 2024. Under the rules, non-EU benchmarks can be used in the EU only if they comply with rules comparable to the BMR. However, very few jurisdictions have regulated benchmarks as extensively as the EU. Therefore, when the new rules on the use of non-EU benchmarks come into force, it would deprive firms in the EU of access to the majority of the world's benchmarks.

- Interest rate benchmarks including, among others, the London Interbank Offered Rate ("LIBOR"), the Euro Interbank Offered Rate (EURIBOR), the Euro Overnight Index Average (EONIA) and certain other Interbank Offered Rates ("IBORs") are being reformed. The UK made the transition from GBP LIBOR, Yen LIBOR and CHF LIBOR to alternative risk free rates by the end of December 2021. More details on the Company's IBOR exposure, and the approach to risk management of the IBOR transition can be found in Note 29.

- On December 9, 2022 the UK Government outlined the Financial Services Package designed to drive growth and competitiveness in the UK financial services sector (the Edinburgh Reforms). The Package, consisting of 30 measures (and divided into four categories: a competitive marketplace promoting effective use of capital; sustainable finance; technology and innovation; and consumers and business), is intended to complement the Financial Services and Markets Bill 2023-23. The Bill provides the UK Government with significant powers to overhaul regulatory policy and rules post-Brexit. Among other things, it includes changes to MiFID research unbundling rules, UK consolidated tape, post-trade / T+1 settlement, reforms to Senior Managers and Certification Regime, repeal and replacement of certain EU legislation by tranches (including the Wholesale Market Review which amends the UK MiFID Framework).

   The Company is monitoring these developments and will implement any changes as relevant when the final rules are published.



**NOMURA INTERNATIONAL PLC**

**YEAR ENDED 31 MARCH 2023**

## STRATEGIC REPORT (CONTINUED)

**REGULATION AND REGULATORY CHANGES (CONTINUED)**

- In the UK, on 23 June 2020, the Government confirmed that it will not implement the Central Securities Depositories Regulation ("CSDR") Settlement Discipline Regime. UK firms will continue to apply the existing industry-led framework. On 8 February 2022, the EU Commission confirmed an extension of its equivalence determination for UK Central Counterparties ("CCPs"). The decision means that EEA clearing members will be able to continue clearing through recognised UK CCPs until 30 June 2025. At the same time, the EU Commission launched a targeted public consultation and a call for evidence on ways to expand central clearing activities in the EU and improve the attractiveness of EU CCPs in order to reduce the EU's over reliance on systemic third-country CCPs.

- The declared intention of the EU is to relocate Euro derivatives clearing from London to the EU, however as the Company is a member of Eurex Exchange, it is positioned to avoid trade disruption in the event of mandated relocation. The Company is monitoring these developments.

- In response to heightened global focus on the issues of climate change, and a growing demand for standards associated with Environmental, Social and Governance ("ESG") factors and reporting, a number of global regulatory initiatives are being developed. These regulations cover both prudential frameworks including assessment and management of climate risks associated with Nomura businesses, such as the PRA SS3/19 regulations; and also labelling, disclosure and reporting regulations which includes, but is not limited to, the EU Taxonomy Regulation, the EU Sustainable Finance Disclosure Regulation, the EU Corporate Sustainability Reporting Directive and the proposed Sustainable Corporate Due Diligence Directive.The latter was published in the EU Official Journal on 16 December 2022.

  On 23 February 2022 the EU Commission adopted a proposal for a Directive on corporate sustainability due diligence. The aim of this Directive is to foster sustainable and responsible corporate behaviour and to anchor human rights and environmental considerations in companies' operations and corporate governance. The new rules will ensure that businesses address adverse impacts of their actions, including in their value chains inside and outside Europe.

  The UK have introduced new mandatory Climate-related Financial Disclosure requirements under the Companies (Strategic Report) (Climate-related Financial Disclosure) Regulations 2022. These rules are effective for financial years starting on or after 6th April 2022 and introduce mandatory disclosures consistent with the recommendations of the Taskforce on Climate-related Financial Disclosures (TCFD). Whilst the requirements are applicable to the Company from 1 April 2023, certain disclosures have been made on a voluntary basis and can be found on in the Strategic Report on page 11-18.

  At COP26, the UK government announced the creation of the Transition Plan Taskforce (TPT), as part of its plans to become the world's first net zero financial centre. The TPT has a two year mandate to develop a disclosure framework and implementation guidance for transition plans and has issued a framework, implementation guidance and technical annex for consultation which closed in February 2023.



**NOMURA INTERNATIONAL PLC**

**YEAR ENDED 31 MARCH 2023**

## STRATEGIC REPORT (CONTINUED)

### REGULATION AND REGULATORY CHANGES (CONTINUED)

The sector-neutral framework proposes high quality disclosures for transition plans and builds on the work of the International Sustainability Standards Board (ISSB), the Taskforce for Climate-Related Financial Disclosures (TCFD) and the Glasgow Financial Alliance for Net Zero.

The FCA published a consultation paper (now closed) on the sustainability disclosure requirements (SDR) regime and accompanying investment labels and is a key part of delivering the UK government's roadmap to sustainable investing. Among other things, it introduces restrictions on how certain sustainability-related terms, such as ESG, green or sustainable, can be used in product names and marketing for products which do not qualify for the sustainable investment labels and introduces sustainable investment product labels with three categories underpinned by objective criteria. The SDR rules will also include a general anti-greenwashing provision that is expected to apply from 30 June 2023. The proposals build on the ISSB Reporting Standards on Sustainability. The consultation response is expected to be published in Quarter 3, 2023.

### EMPLOYEE MATTERS

The Company operates an equal opportunities policy. We have taken steps to ensure all employees are aware of their obligations in ensuring that the Company's environment retains a culture which is conducive to good working and high performance. Internal communication and access to training and personal development opportunities are in place to support this.

The Company remains strongly committed to the principle of equal employment opportunities for all employees and to providing employees with a work environment free of discrimination and harassment regardless of age, disability, race, gender identity and gender expression, religion or belief, marriage and civil partnership, pregnancy and maternity, sex and or sexual orientation. Our recruitment, development and promotion procedures embed these principles. The Company's objective is to attract job applications from the best possible candidates and to retain the best people. We are also committed to having a diverse range of skills, values, knowledge, experience and geographical, educational and professional backgrounds amongst our employees.

The Nomura Group has an established policy of communicating with all its employees regularly, including U.K. employees, in order to provide information relevant to them about their employment and Nomura. This includes regular Nomura news bulletins circulated to all U.K. employees as well as communication and updates on the employee training programs that are available. All U.K. employees are encouraged to participate in the various employee committees and networks offered by the Nomura Group, as well as the annual Nomura Group Employee Survey. The Company is not listed in the U.K. and therefore does not operate an employee share scheme. However employee involvement in the performance of the Company is encouraged, in a number of ways, including through the provision of a discretionary bonus scheme, which is based on the employee's individual performance as well as their division as a whole and the overall Company and Nomura Group performance. The Nomura Group's financial performance is regularly communicated to employees, including through quarterly town halls in which the individual Company's financial performance is discussed.



**NOMURA INTERNATIONAL PLC**

**YEAR ENDED 31 MARCH 2023**

**STRATEGIC REPORT (CONTINUED)**

**SECTION 172 OF THE COMPANIES ACT 2006**

Section 172 of the Companies Act 2006 requires directors to promote the success of the Company for the benefit of its members as a whole and, in doing so, to have regard to the interests of stakeholders, including shareholders, clients, employees, suppliers, regulators and the wider society in which the Company operates.

As a Board, we strive to take decisions for the long term, with the aim of understanding and respecting the views and needs of our clients, employees and suppliers along with the environment we operate in and the shareholders to whom we are accountable.

The Board ensures the Section 172 requirements are met and the interests of all stakeholder groups are considered and taken into account when making decisions. This is evidenced through a number of actions including but not limited to the following:

- Our clients and business partners are key to ensuring the long-term success of the Company and, as a result, it is important to develop and maintain strong client relationships. As we emerge from the Covid-19 pandemic, we continue to use various digital methods of communications, including meetings and briefings alongside face to face meetings.

- The firm engages with our people to ensure that the Company can recruit, develop, motivate and retain talented individuals. There is an established policy of communicating with all employees regularly. The NEHS Group's purpose and its strategy and priorities are communicated at quarterly town halls, and throughout the year in leadership meetings, all-employee email messages and Nomura news bulletins. The Board hosts round tables with employees periodically to hear directly from the workforce. In its communications, the NEHS Group actively promotes its commitment to: good governance; risk management; compliance; good conduct; client needs and shareholder requirements; social responsibility; equal opportunities; and Diversity, Equity, and Inclusion ("DEI").

- Nomura conducts an annual Founding Principles and Corporate Ethics Day, a global initiative with the aim of engaging with employees and obtaining feedback in relation to conduct and culture matters. These sessions are held in teams and led by team leaders to facilitate open discussions. The Group Conduct Department team organise employee engagement surveys and review the output of the surveys, gather feedback and develop targeted action plans which are presented to Executive management. The targeted action plans are also tracked by and presented to the NEHS Board on a half yearly basis.

- Both the NEHS and EMEA Management Committee and the Board receive regular updates from HR to consider progress around subjects such as Diversity, Equity and Inclusion (DEI), employee wellbeing and learning & development. In particular, a DEI programme across the EMEA region has continued to be built this year, led by our DEI team, supported by our inclusion networks, with a series of DEI initiatives being launched across the NEHS Group as a result.

- An annual Health and Wellbeing review is conducted by HR. The Director of the Board responsible for Health and Safety provides an annual update on Health, Safety and the Environment. Wellbeing champions have been trained across the business and a firm-wide wellbeing programme is in place.

- The Company reviews and reports on its invoice payment practices to ensure suppliers are treated fairly by abiding to agreed payment terms.



**NOMURA INTERNATIONAL PLC**

**YEAR ENDED 31 MARCH 2023**

**STRATEGIC REPORT (CONTINUED)**

**SECTION 172 OF THE COMPANIES ACT 2006 (CONTINUED)**

- Pursuant to Section 54(1) of the Modern Slavery Act 2015 (the "MSA Act"), the Company annually attests to the MSA Act by publishing a statement outlining how the Company mitigates the risk of slavery and human trafficking both within its business and supply chains. As part of this process, the NEHS Group has in place a Modern Slavery and Human Trafficking Policy (the "MSA Policy"), which seeks to identify and manage such risk.
- The Board, its committees and Executive management take their environmental responsibilities seriously and receive regular updates on climate change. The Board members continue to receive training on the risks associated with climate change and work is ongoing with respect to the establishment of a net-zero strategy. NEHS remains committed to ensuring that it meets its obligations pertaining to environmental regulation and reporting.
- In 2022, Nomura launched a refreshed Community Affairs strategy in EMEA, focused on embedding Social Impact and Diversity Equity and Inclusion at the heart of our culture. We established a multi-year strategic partnership with Sponsors for Educational Opportunity (SEO London), a well-regarded social mobility non-profit organisation, to break down barriers to careers in Financial Services for young people from under-represented backgrounds.
  Nomura is working with SEO London to create opportunities for young people through 'traditional' charitable activities (skilled volunteering, mentoring and fundraising) as well as through the creation and implementation of specific recruitment, retention and progression pathways. The first year of the partnership has seen the development of a cohesive engagement model between SEO and Nomura's internal stakeholders - Community Affairs, Graduate Recruitment, Lateral Recruitment and DE&I. The partnership has seen significant buy in across the board with the following high level results, which include:
  - 2,057 student interactions through Nomura sponsored programming;
  - 35 SEO affiliated graduates participating in our graduate recruitment programs;
  - 303 employees volunteering and fundraising for SEO; and
  - £33,611 raised by Nomura employees for SEO.
- The Board has an open, transparent and constructive relationship with the regulators and provides them with monthly Management Information ("MI"). The Board and its Committees receive regular updates on regulatory developments and Board members often meet with the regulators to ensure they are kept updated and informed.

The Board considers the interests of stakeholders as part of its overall long term business objectives and continues to align the company's strategic direction with the shareholder's aspirations for sustainability and growth.

When making principal decisions, the Directors have regard to the interests of relevant stakeholders. During the COVID-19 pandemic, supporting and safeguarding our employees and continuing to provide services to clients were a priority. The hybrid-working model adopted after the pandemic continues to evolve to ensure employees are able to work effectively and clients are able to receive high-quality service.



**NOMURA INTERNATIONAL PLC**

**YEAR ENDED 31 MARCH 2023**

## STRATEGIC REPORT (CONTINUED)

**CLIMATE CHANGE**

**Implementation of Task Force on Climate-Related Financial Disclosures (TCFD) Recommendations**

The Nomura Group recognizes that climate change is an important global issue and announced a commitment to align its commercial activities with the objectives agreed in the Paris Agreement, aiming to limit global temperature increases to well below 2$^\circ$C, and striving for 1.5$^\circ$C, above pre-industrial levels.

To support the transition towards a decarbonized economy, the Nomura Group also announced a target to achieve net zero greenhouse gas (GHG) emissions for its own operations by 2030, and to transition attributable GHG emissions from lending and investment portfolios to align with pathways achieving net zero by 2050. Nomura Holdings Inc. is a member of the Net-Zero Banking Alliance (NZBA), convened by the United Nations Environment Program Finance Initiative (UNEP FI).

The approach to Climate Change is primarily set at a Nomura Group level and applied through all group subsidiaries and business lines including the Company. The NEHS Enterprise Risk Committee ("ERC") and Board Risk Committee ("BRC") provide governance and oversight over Climate risk management of the Company.

Please refer to the Nomura Group TCFD Report for further information on group governance arrangements and Nomura Group Climate-related Financial Disclosures.

https://www.nomuraholdings.com/investor/library/ar/index.html#tcfd

**Climate Change Related Strategic Opportunities**

As a financial services firm, the Nomura Group is committed to helping our clients decarbonise. Over the next 3 decades until 2050, investment in the order of US$150 trillion is expected to be required for the transition to a decarbonised society globally. The Nomura Group recognises that the role of financial services in the supply and circulation of capital directed to these efforts will grow. In particular, the Nomura Group believes the growing demand for funds, M&A advisory services, consulting, underwriting, new financial products & solutions and ESG-related funds will present increased opportunities for our business.

Growth opportunities identified to date include the expansion of underwriting opportunities in line with increased capital investment needs of our clients related to decarbonisation (transition finance), and expanding M&A advisory services for supporting clients' decarbonisation strategies.

Nomura offers sustainability finance, advisory, and consulting services and has set up dedicated teams within our Investment Banking business to originate a wide variety of sustainable financing projects in Japan and overseas.

To further strengthen and promote this initiative, in 2021 the Nomura Group set a target of US$125 billion in sustainable finance over five years to March 2026.



**NOMURA INTERNATIONAL PLC**

**YEAR ENDED 31 MARCH 2023**

## STRATEGIC REPORT (CONTINUED)

**CLIMATE CHANGE (CONTINUED)**

This target includes public and private equity, bonds, and mezzanine debt financing, as well as infrastructure project financing. In addition to working to achieve these targets, we are taking the following steps to further enhance our sustainable finance initiatives.

- **Transition Finance**
  As part of sustainable finance, we are strengthening our efforts in transition finance to respond to expected growth in demand by clients seeking to procure funds for capital investment and R&D in a low-carbon society. In the fiscal year 22/23, Nomura has been a lead structurer and distributor of Transition Bonds under the Japanese government (METI) frameworks, through our Debt Capital Markets business.

- **Energy-Related Infrastructure Finance**
  We established a dedicated energy-related Infrastructure Finance team in our New York operation in 2017. We have been strengthening our Infrastructure & Power Finance (IPF) business, one of our core businesses overseeing sustainable finance globally, establishing global responsibilities for this business in July 2022.

- **Providing M&A Advisory Services**
  In April 2020, Nomura acquired Greentech Capital Advisors, a U.S. M&A boutique with leadership strength in sustainable technology and infrastructure. The integration of Greentech Capital Advisors into the Wholesale Investment Banking division is ongoing. In April 2022, we established Greentech Industrials & Infrastructure (GII), a team of approximately 150 bankers and 11 subsectors, by realigning our existing teams and hiring in focus areas to bolster its organization. We are strengthening and promoting M&A advisory services in the sustainability field on a global basis, including support for decarbonization through the restructuring of our clients' business portfolios.

- **Strengthening Global Cooperation**
  Employees in Global Markets and Investment Banking support the Company in providing sustainable finance and therefore play an important role in strengthening sustainable finance initiatives. Global Markets and Investment Banking will achieve this by collaborating globally, under the leadership of Head of Wholesale, to pursue business opportunities in the field of sustainable finance.

**Climate Change Related Risks**

**Identified Risks**

The Company is aware of the impact that climate change related risks can have on our businesses.

There are two key types of risks associated with climate change, namely physical risk and transition risk.

Physical risk is generically defined as the risk of loss or damage due to extreme weather events such as large typhoons, droughts and intense heat and specifically impacts our business as follows:

- Damage to our facilities or harm to employees, interruptions to our business and increases in our cost base due to extreme weather events;
- Clients or counterparties suffering from extreme weather events, resulting in less business, or even bankruptcy; and
- Loss of collateral value in asset-based finance transactions, e.g. real estate



**NOMURA INTERNATIONAL PLC**

**YEAR ENDED 31 MARCH 2023**

**STRATEGIC REPORT (CONTINUED)**

**CLIMATE CHANGE (CONTINUED)**

Transition risk is defined as the risk associated with decarbonisation, such as the inability to respond to changes in government policies and rapid technological innovations and specifically impacts our business as follows:

- Price fluctuations affecting our trading positions, caused by policy change or innovation along with the transition to a decarbonised society;
- Failure of syndication transactions due to the change in investor or client appetite;
- Clients' assets such as fossil fuel facilities becoming obsolete as a result of the transition to a lower-carbon economy, resulting in pressure on business performance and creditworthiness;
- Reputational risk arising from our involvement in project finance transactions in which greenhouse gas emissions are inherent;
- Decrease in existing businesses, higher costs or higher capital charges due to the changes in legislation and the regulatory environment; and
- Reputational risks due to an insufficient understanding of the regulation or policy change.

As indicated below through scenario results and risk measures, given our portfolio the impact of these risks is currently assessed as being relatively low and therefore has had limited impact on our business strategy.

**Risk Management and Governance of Climate Risk**

Our Climate Risk & ESG Working Group, comprising members from our Risk Management and other related departments, has been set up to establish a global framework to identify, understand and manage climate change risks within the Nomura Group. Governance and oversight around climate risk management is provided by ERC and BRC who receive regular updates and reports around the nature and impact of these risks from the working group.

Our approaches for managing climate risk are outlined in the sections below:

- Risk Identification

    A set of sectoral and country heatmaps have been developed as tools to initially identify both physical and transition risks impacting the Company. These risk identification tools are used within risk management processes as a top down approach to identify the vulnerabilities to climate factors at both country and sector levels, as described in a number of processes below.

- Credit Risk Management

    The Company has enhanced the credit risk management framework to incorporate the analysis of physical and transition risks. Sectoral and country heatmaps are used to identify counterparties most exposed to such risks. This analysis is taken into consideration in our internal credit rating process, for example by including direct or indirect costs incurred by the counterparty to manage their climate-related risks, such as additional investments the counterparty may need to make. Broader ESG factors are also incorporated into these credit ratings. Credit ratings are used to inform credit risk appetite for a counterparty so this process ensures that climate and ESG related risks are also incorporated implicitly in this.



**NOMURA INTERNATIONAL PLC**

**YEAR ENDED 31 MARCH 2023**

**STRATEGIC REPORT (CONTINUED)**

**CLIMATE CHANGE (CONTINUED)**

- Market Risk Management

  The potential impact of climate change on market risk exposures is assessed by utilising a stress analysis approach that assumes rapid market fluctuations due to transition risk.

- New Product and Transactional Review Process

  The Company's Wholesale Division's ESG Sector Appetite Statement has introduced a process for identifying ESG risks (including climate change risks) and which evaluates mitigation measures in the review of individual transactions. In addition, the ESG review has been enhanced in the following due diligence processes:

  - New Product Approval Process: Our process to evaluate and approve new products that Nomura intends to offer. The risks and the associated management processes are examined cross-functionally, and identified risks appropriately mitigated in order for the relevant new product to be approved.

  - Transaction Committee Process: There are various risks inherent in transactions depending upon the market, transaction type, counterparty, and asset class. To assess the key risks and mitigants relating to proposed transactions, NEHS has established a committee process in which the risk threshold linked to each committee and the escalation process have been defined.

- Scenario Analysis Approach

  The Company has utilised the Intergovernmental Panel on Climate Change's (IPCC) Representative Concentration Pathway (RCP) scenarios and the Network for Greening the Financial Systems' (NGFS) Transition scenarios to explore the potential impact from climate change. As climate risks are longer term risks, the initial focus has been on the impact to counterparty creditworthiness.

The physical risk assessment vendor "XDI" was instructed to undertake a scenario assessment of the 15 EMEA leased property assets under NEHS to determine the vulnerability to a range of extreme weather & climate change hazards. The Representative Concentration Pathway (RCP) scenarios RCP 8.5 and RCP 2.6 were utilised. The output of the assessment includes the following metrics by asset and hazard type for the dates 2030, 2050 and 2100: Maximum Value at Risk (MVAR), Technical Insurance Premium (TIP) and Failure Probability. The results are currently being assessed and management will determine how they should be utilised within the facilities planning processes.

During the year ended 31 March 2023, an exploratory analysis of the impact of climate change on the NEHS's capital and risk-weighted assets over short-term, medium-term and long-term time horizons was conducted. This included a disorderly transition scenario for the short-term time horizon; both disorderly and orderly transition scenarios for the medium-term time horizon; and disorderly and orderly transition scenarios, and a physical risk ("Hot house World") scenario in the long-term time horizon.

No significant impact on NEHS was found as a result of these scenarios. The Company continues to explore possible enhancements to these scenarios. Please refer to Nomura Group TCFD Report for further detailed information on the scenarios.

**NOMURA INTERNATIONAL PLC**

**YEAR ENDED 31 MARCH 2023**

**STRATEGIC REPORT (CONTINUED)**

**CLIMATE CHANGE (CONTINUED)**

During the year ended 31 March 2023, an analysis of the impact of climate change on NEHS's capital and risk-weighted assets was conducted, assuming that climate-related policy implementation leads to a disorderly transition, with the aim of assessing the short-term impact of climate change on the country's financial condition. We believe the impact of climate change on NEHS finances is expected to be limited from the results.

**Exposure analysis related to climate change**

The Company has developed the following Key Performance Indicators (KPIs) to provide transparency on credit exposures to climate risk within the NEHS portfolio, based on the counterparty loan equivalent (LEQ) which is the total amount of Loan and Loan Equivalent Exposure of the counterparty credit exposures monitored and reported to the NEHS ERC and BRC

- *High Transition Risk (HTR)*

  To estimate the risk we would be exposed to through the decarbonisation of global economies, we have established a concentration measure for the total credit exposure to High Transition Risk sectors. Scope of this KPI includes all counterparties in industry sectors that are assessed as having the highest risk (i.e. Weak / High) in the sector heatmap for transition risk; and

- *Carbon Related Assets (CRA)*

  In line with the revised TCFD definition of carbon-related assets, we define CRAs as those assets tied to the following four non-financial groups: Energy, Transportation, Materials and Buildings and Agriculture, Food and Forest Product. Water utilities and renewable electricity production industries are excluded. Exposures in scope of this KPI are identified using our industry level sectors, classified through three increasingly granular levels, which align most closely to the GICS (MSCI Global Industry Classification Standard) sectors in scope of each measure;

- *High Physical Risk (HPR)*

  This metric captures the exposure to both acute and chronic physical risk impacts that result from climate change. Scope of this KPI is defined using the country heatmap and sector heatmap. Counterparties in countries and sectors (defined by the industry level classification) labelled as "Weak" are included in scope of the metrics.

| Measure (NEHS Data Points) | 31 March 2023 % of Total LEQ | 31 March 2022 % of Total LEQ |
|---|---|---|
| Carbon Related Assets (CRA) | 5.6 | 7.3 |
| High Transition Risk (HTR) | 0.0 | 0.2 |
| High Physical Risk (HPR) | **0.8** | **0.6** |



**NOMURA INTERNATIONAL PLC**

**YEAR ENDED 31 MARCH 2023**

**STRATEGIC REPORT (CONTINUED)**

**CLIMATE CHANGE (CONTINUED)**

To measure credit exposure, the Company uses the Counterparty LEQ based on an internal methodology. The value of the measure equates to the sum of Counterparty LEQ for each counterparty that meets the sector (and country for HPR) criteria for the measure. Energy sector excludes Renewables and also counterparties with less Fossil Fuel aligned operations than the IEA Net Zero 2050 scenario for 2030. Metrics as of March 31, 2022 have been restated to reflect exclusion of counterparties in this sector with less Fossil Fuel aligned operations.

**Metrics and Targets**

The Nomura Group will use metrics related to greenhouse gas emissions to measure and manage the risks and opportunities associated with climate change as well as to steadily implement initiatives to align with the Paris Agreement and achieve net zero. The Company will continue to contribute to these targets set at the Nomura Group Level. In addition, the Company shall continue to report its own greenhouse gas emissions on page 29-31 in the Streamlined Energy and Carbon Reporting as required under Companies (Directors' Report) and Limited Liability Partnerships (Energy and Carbon Report) Regulation 2018:

Major Climate Change-Related Metrics and Targets for the Nomura Group:

| Metrics | Target |
|---|---|
| Greenhouse gas emissions for its own operations | Net Zero by 2030 |
| Greenhouse gas emissions from its lending and investment portfolios | Net Zero in 2050 |
| Sustainable Financing | US$125bn in sustainable financing over five years by March 2026 |

**Environment and Energy**

In our environmental efforts, we support the various international agreements and initiatives listed in our Sustainability Statement and promote harmonized efforts.

The Company is working to lower its overall environmental impact. We have established an environmental management system to drive comprehensive efforts in Japan, and our business offices across the globe are taking initiatives to manage their environmental footprints. We have expanded our disclosure globally, and report group environmental targets and achievements.

The Company provides specific action guidelines for "5. Climate change" and "6. Natural Capital" set forth in the Nomura Group Sustainability Statement, which outlines the direction of the Company's sustainability-related activities and our response to environmental and social risks. Based on this environmental policy, we will actively address environmental issues while always being aware of our responsibility to protect the environment.

**NOMURA INTERNATIONAL PLC**

**YEAR ENDED 31 MARCH 2023**

**STRATEGIC REPORT (CONTINUED)**

**Environment and Energy (continued)**

**(1) Initiatives through Business Activities**

We will support our clients' sustainability efforts through the provision of products and services by each Nomura Group company. We will make this an opportunity for our own growth, giving due consideration to the impact of our products and services on the environment, and responding appropriately when there is a possibility of a negative impact on the environment.

In addition, we will implement measures to enhance environmental risk management, including climate change.

- Climate change

  To support the transition to a decarbonized society, we will promote the following initiatives through the business activities of each group company and through the provision of products and services to our clients.

  - We support our clients' efforts to decarbonize by providing M&A advisory services and consulting services and supporting sustainable finance.
  - We recognize the potential for our products and services to impact climate change, and we will respond appropriately with due consideration to such impact.
  - We will strive to properly manage risks related to climate change.

- Natural capital

  We support businesses that conserve natural capital through the provision of products and services, and we take appropriate measures to ensure that the products and services provided by our group companies do not negatively impact biodiversity.

**(2) Initiatives at the Company**

The Nomura Group strives to reduce its own environmental impact, improve the environment and prevent pollution by setting appropriate targets for the following initiatives.

- **Reducing environmental impact at our own offices**
  We recognize the environmental impact of resource consumption and waste generation from our business activities, and we will strive to reduce waste, conserve energy and resources, decarbonize, and implement green procurement. We will strive to preserve the environment and continuously improve our environmental management system to manage these efforts.
- **Improving the environment and preventing pollution**
  We will strive to verify the effects of our products and operations on the environment on a continuous basis and work to improve the environment and prevent pollution.
- **Fostering awareness within the company**
  Through training and other means, we will communicate this policy to all employees and foster environmental awareness internally. To promote environmental initiatives, we will create a framework that makes it easy for officers and employees to participate in environmental conservation activities, both within and outside the business.

**NOMURA INTERNATIONAL PLC**

**YEAR ENDED 31 MARCH 2023**

**STRATEGIC REPORT (CONTINUED)**

**Environment and Energy (continued)**

(**3**)    **Governance and Management Framework**

- Environmental initiatives are regularly discussed by the Sustainability Committee and reported to the Board of Directors as necessary.
- In addition to complying with environmental laws and regulations, we will proactively disclose information about our environmental initiatives as appropriate.

(**4**)    **Stakeholder Engagement**

- By disclosing our environmental policy to the public and communicating with a wide range of stakeholders outside the company, we will strive to enhance our efforts to address environmental issues, as well as to raise awareness and promote environmental conservation activities.

**BY ORDER OF THE BOARD AT A MEETING HELD ON 20 July 2023**

........................................
Christopher Barlow
Company secretary

20 July 2023

Company Registration Number 1550505



**NOMURA INTERNATIONAL PLC**

**YEAR ENDED 31 MARCH 2023**

## DIRECTORS' REPORT

The Directors present their report and Financial Statements of the Company which comprises of the Statement of Comprehensive Income, Statement of Changes in Equity, Statement of Financial Position, Statement of Cash Flow and related Notes 1-32.

### RESULTS AND DIVIDENDS

The results for the year are presented in the Statement of Comprehensive Income. The profit transferred to reserves for the year amounted to $8,421,000 (2022: loss of $(372,215,000)).

No interim dividend was paid (2022: nil) and the Directors do not recommend the payment of a final dividend (2022: nil).

### EVENTS SINCE THE STATEMENT OF FINANCIAL POSITION DATE

No significant events occurred after the balance sheet date that would meet the criteria to be disclosed or adjusted in the financial statements for the year ended 31 Mar 2023.

### TANGIBLE ASSETS

Movements in tangible assets are shown in Note 11 to the financial statements.

### DONATIONS

No political donations were made during the year (2022: nil).

### RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company's approach to Risk Management is presented in Note 18 of the Financial Statements, with additional analysis on Financial Instruments disclosed in Notes 1, 8 and 19 of the Financial Statements.

### MATTERS DEALT WITH IN THE STRATEGIC REPORT

An indication of the likely future developments of the Company, along with information pertaining to branches of the Company outside of the United Kingdom and employee matters have both been outlined in the Company's Strategic Report.



**NOMURA INTERNATIONAL PLC**

**YEAR ENDED 31 MARCH 2023**

## DIRECTORS' REPORT (CONTINUED)

The current Directors and those serving during all or part of the year are:

| | |
|---|---|
| David Godfrey CBE | Non-Executive Chairman<br>Non-Executive Director |
| Jonathan Lewis | Chief Executive Officer<br>Executive Director |
| John Tierney | Executive Director |
| Naoyuki Oguri | Non-Executive Director |
| Jonathan Britton OBE | Non-Executive Director |
| Rosemary Murray | Non-Executive Director |
| Neeta Atkar MBE | Non-Executive Director |
| Daisuke Mototani | Executive Director<br>(appointed on 22 August 2022) |
| Magnus Falk | Non-Executive Director<br>(appointed on 13 March 2023) |
| Takeo Aoki | Executive Director<br>(resigned 20 April 2022) |

### DIRECTORS' INDEMNITIES

As at the date of this report and during the relevant financial year, indemnities are and were in force under which the Company has agreed to indemnify certain Directors of the Company to the extent permitted by law and in accordance with the Company's articles of association, in respect of certain losses and liabilities arising out of, in connection with, the execution of their powers, duties and responsibilities, as Directors of the Company. In addition, NHI effected a global Directors and Officers liability insurance program for the benefit of the Nomura Group.

### ANTI-BRIBERY AND CORRUPTION POLICY

The Company's policy against bribery and corruption requires employees and persons acting for or on behalf of the Company, to understand and to comply with laws, rules and regulations concerning bribery and corruption and to be neither involved with bribery nor corrupt activities.

The Company maintains policies and procedures designed to mitigate the risk of the Company becoming involved in bribery and/or corruption.

### BOARD RECRUITMENT POLICY

The NEHS Governance and Nomination Committee is responsible for having regard to a broad set of technical capabilities and competencies when recruiting members of the Board of the Company. The NEHS Governance and Nomination Committee is also responsible for putting in place a policy promoting diversity on the Board.

The Nomura Group is committed to providing equal opportunities throughout its Board appointments including in the recruitment, training and development of Board members. The objective is to attract the best possible candidates and to retain the best people.



**NOMURA INTERNATIONAL PLC**

**YEAR ENDED 31 MARCH 2023**

## DIRECTORS' REPORT (CONTINUED)

### BOARD DIVERSITY POLICY

The Nomura Group is committed to fostering our corporate culture which respects our people's values regardless of their background, such as gender, nationality, ethnic origin, age, sexual orientation or gender identity. Today, Nomura's workforce includes employees of more than 90 different nationalities. This diverse group of personnel is our most important asset, and as such, we strive to offer equal opportunities to all personnel to enable each and every one of them to develop their capabilities and strengths as individuals to the fullest and perform as Nomura professionals.

The NEHS Governance and Nomination Committee has responsibility for leading the process for Board appointments and for identifying and nominating candidates for appointment to the Board. Board appointments will be based on merit and candidates will be considered against objective criteria. The Board currently has a diverse range of ages, geographical provenance, educational and professional backgrounds, skills, knowledge and experience which values input from all directors. The NEHS Governance and Nomination Committee will continue to ensure appropriate actions are taken to further broaden the diversity on the Company board.

### EMPLOYEE ENGAGEMENT

The Company recognises the importance of engaging employees, considers employee opinions when making decisions and uses a variety of media to keep employees informed.

The Company utilises Nomura's Group policy of communicating with all its employees regularly, including UK employees, in order to provide information relevant to them about their employment and Nomura in line with the policy mentioned in the Strategic report.

### ENGAGEMENTS WITH SUPPLIERS, CUSTOMERS AND OTHERS

Section 172 of the Companies Act 2006 requires directors to promote the success of the Company for the benefit of its members as a whole and, in doing so, to have regard to the interests of stakeholders, including shareholders, clients, employees, suppliers, regulators, the environment and the wider society in which the Company operates.

We have set out in the Strategic Report how we have engaged with our key stakeholders and how the Board has considered their interests during the year.



**NOMURA INTERNATIONAL PLC**

**YEAR ENDED 31 MARCH 2023**

## DIRECTORS' REPORT (CONTINUED)

### THE WATES PRINCIPLES

For the year ended 31 March 2023, under The Companies (Miscellaneous Reporting) Regulations 2018, the Company has applied the Wates Corporate Governance Principles for Large Private Companies published by the Financial Reporting Council in December 2018.

### Principle One - Purpose and Leadership

The Board develops and promotes the purpose of the Company and ensures that its values, strategy and culture align with that purpose.

The Board holds an annual strategy day and monitors the implementation of its strategy throughout the year. The Board's purpose and its strategy and priorities are communicated at quarterly town halls, and throughout the year in divisional leadership meetings, all employee email messages and Nomura news bulletins.

The Board values openness, transparency and integrity, and it is committed to supporting employees in speaking up freely, ensuring managers listen and encouraging everyone in taking collective responsibility for escalating concerns. The Company's Speaking Up policy also allows employees to report concerns anonymously. The Board ensures employees do not suffer detrimental treatment as a result of raising a concern in good faith and receive regular updates on Speaking Up incidents. Nomura has a dedicated external whistleblowing hotline to enable employees to make anonymous disclosures.

The Board are expected to act with honesty, integrity and independence of mind in assessing and challenging senior management, and to commit enough time to the role to perform these duties effectively.

Nomura has established a comprehensive conduct risk framework to ensure good conduct is the solid foundation of Nomura's culture and is reflected in every aspect of how business is done. Nomura's aim is to ensure that its approach to conduct meets regulatory expectations and that this approach helps individuals to consider their behaviour and actions with a critical eye. The Board recognises that its commercial priorities can only be achieved through a business model that promotes and maintains a culture of robust controls, appropriate judgement, good behaviour and responsibility for one's actions. A key part of Nomura's conduct risk framework is the monitoring and management of the different types of conduct risks across both the Business and Corporate Functions. These risks are monitored through information captured on a monthly basis and reviewed through the Non-Financial Risk governance alongside thematic analysis of conduct breach trends. This enables senior management oversight of conduct risk trends, in order to take all necessary actions to manage and reduce it. Further, the Conduct Breach Review Committee is responsible for overseeing conduct issues at an employee level and escalating matters to the executive committees and Board as required.

The Company and its employees are expected to adhere to the Nomura Code of Conduct and are held accountable to NEHS Group Internal Policies and Procedures. Training and awareness is an important aspect of this, with Nomura employees receiving training to further strengthen awareness of conduct risk, how to manage it appropriately and embed good conduct firmly as part of Nomura's culture. Where employee behaviour is not in line with expectations, these breaches will be managed in line with the NEHS Breach Management Framework and escalated through the Executive and Board remuneration governance as necessary.



**NOMURA INTERNATIONAL PLC**

**YEAR ENDED 31 MARCH 2023**

## DIRECTORS' REPORT (CONTINUED)

**Principle One - Purpose and Leadership (continued)**

Once a year Nomura holds an annual Founders Day, with a view to continuing to evolve our approach and hold team discussions to explore areas of conduct and culture, including risk culture, and uses practical examples to support our continued focus in this area. On the back of the employee feedback from this event and the Group Survey, key culture initiatives are outlined across Businesses and Functions and tracked at the NEHS Operating Committee and Board.

**Principle Two - Board Composition**

The Board comprises an Independent Non-Executive Chairman, Chief Executive, Chief Operating Officer, Vice Chairman and five further Non-Executive Directors (four of which are independent Non-Executive Directors). The size and composition is appropriate to the business and the Board is diverse with an appropriate balance of skills, knowledge and experience. The independent Non-Executive Directors bring expertise in banking, finance, technology, operations and risk matters contributing independent challenge and opinions to decision making. The appointment of Magnus Falk, independent Non-Executive Director, provides further diversity to the Board in terms of skillset with Mr. Falk bringing significant expertise in technology and operations to the Board. The appointment was also an important part of the succession planning process.

The Company has a separate Chair and Chief Executive to ensure that independence of decision-making is effectively maintained. The Chair is an independent Non-Executive Director. The Board uses committees as a method of expanding their work, increasing their efficiency and discussing important issues in detail. The Board committees (delegated to NEHS) include an Audit, Remuneration, Governance & Nomination and Risk Committee which further enhances decision-making. The Non-Executive Directors attend and chair the committees in order for them to challenge and get involved in a range of areas across the business. The Board monitors and periodically assesses the adequacy of Corporate Governance arrangements by undertaking a formal and rigorous periodic review of its own performance, that of its Committees and individual Directors, and takes steps to address any deficiencies. An external consultancy undertook an extensive effectiveness review of the Board and its Committees in April 2021. The Board Effectiveness Review assessed that the Board was appropriately structured and well managed. The enhancements identified in the review are being implemented by the Company and tracked by the Board. The next externally facilitated Board Effectiveness Review is planned for 2024

In order to ensure directors are equipped to perform their duties effectively, at the start of the term of office an induction programme is completed which is supported by ongoing director development and training.

The Board is committed to providing equal opportunities and ensures all Board members are aware of their obligations in ensuring that the Company's culture is conducive to good working relationships and high performance. The Nomura Group is committed to continuing to build Diversity, Equity and Inclusion into its Board appointments, including in the recruitment, training and development of Board members. The Company set a target in 2015 to appoint two female Board members by 2018, which was met. The NEHS Governance and Nomination Committee leads the process of identifying and nominating candidates for appointment to the Board, ensuring appropriate actions are taken to further broaden the diversity of the Board and to nominate candidates for appointment based on merit and assessment against objective criteria.

A Board learning and development framework is in place to support Board members in updating their skills and knowledge. Board members attend regular internal and external training sessions and meet with senior management to update their knowledge and familiarity of the business, risk management and compliance.



**NOMURA INTERNATIONAL PLC**

**YEAR ENDED 31 MARCH 2023**

## DIRECTORS' REPORT (CONTINUED)

**Principle Three - Director Responsibilities**

<u>Accountability</u>

There are clear lines of accountability and responsibility which support effective decision-making in the Company. Each Board member understands his or her responsibilities and accountabilities. The Board meets a minimum of six times per year plus holds an additional strategy day where the Board and Executive leadership team discuss strategy, a medium term plan and budget planning.

In addition to their duties under the Companies Act 2006, the Company's directors have responsibilities under the Senior Managers & Certification Regime (SMCR). The directors who hold executive positions or who are the chair of the Board or a Board Committee have been approved and registered as Senior Managers by the PRA and FCA.

<u>Committees</u>

The Committees support effective decision-making and independent challenge. The Board delegates authority for the day to day management to the NEHS and EMEA Management Committee which meets regularly and is chaired by the Chief Executive Officer and whose membership includes the Chief Operating Officer, Chief Financial Officer, Chief Risk Officer, Head of Global Markets, Head of Investment Banking, Wholesale HR Officer, Vice Chairman and Head of Legal, Compliance and Conduct. Where responsibilities have been delegated to a committee or individual, these are clearly established within each committee Terms of Reference or through delegations of authority.

In addition, governance responsibilities are delegated to the NEHS Audit Committee, NEHS Remuneration Committee, NEHS Governance and Nomination Committee and NEHS Board Risk Committee. These committees are chaired by Non-Executive Directors to support and enhance independent decision-making. Reports are provided to the Board by the Chairs of those committees at each Board meeting.

<u>Integrity of Information</u>

The Board receives monthly MI on all key aspects of the business. The MI is constantly challenged and reviewed by the Board to ensure the Board has access to sufficient high quality material on financial performance, business performance, strategy, operational matters, health and safety, risks, market conditions and sustainability. MI is shared monthly with the FCA and PRA. Board papers are circulated in good time with an executive summary outlining the purpose of each paper.

**NOMURA INTERNATIONAL PLC**

**YEAR ENDED 31 MARCH 2023**

**DIRECTORS' REPORT (CONTINUED)**

**Principle Four - Opportunity and risk**

The Board promotes the long-term sustainable success of the Company by identifying opportunities to create and preserve value and establishing the oversight for the identification and mitigation of risks. The Board has implemented frameworks to evaluate and control the possibility of potential losses arising from the NEHS Group's various operations and transactions. A global Risk Management Enhancement Programme is reaching conclusion across the Nomura Group and the Board receives regular updates on the progress being made, with a key focus on the areas of particular relevance to the Company.

The NEHS Risk Management Framework (which has been adopted by the Company) promotes consistency with the NEHS Group business objectives and strategy, monitors risk against NEHS Group risk appetite and ensures that appropriate levels of governance and control are in place across NEHS Group businesses. The Risk Management Framework provides an effective platform for the Board to make informed and robust decisions.

The NEHS Group actively takes risk in support of its strategy and accepts that this exposes the firm to all major risk types. The quantum of risk that the NEHS Group is willing to accept in pursuit of this strategy is set out in the Risk Appetite Statement. The Risk Appetite Statement includes metrics which define the maximum consolidated level of risk for the firm, as well as qualitative criteria which balance risk and reward. The Risk Appetite Statement is refreshed, reviewed and presented to the Risk Committee on at least an annual basis.

The NEHS Board Risk Committee ("BRC") (to which the Board has delegated authority) meets at least six times in every calendar and as required, on a date determined by the Chair. The NEHS BRC provides oversight of and guidance to the Board on: the current risk profile of the NEHS Group; the NEHS Group's Risk Appetite and tolerance in the context of its strategy for the NEHS Group; the establishment and maintenance of an appropriate Risk Control Framework for the NEHS Group; the adequacy and completeness of the NEHS Group's systems and controls within its risk control framework; the identification, mitigation and/or (where possible) elimination of current and future risks for the NEHS Group; and the NEHS Group's compliance with applicable financial services laws, rules or regulations, and its relationship with all relevant regulatory authorities.



**NOMURA INTERNATIONAL PLC**

**YEAR ENDED 31 MARCH 2023**

## DIRECTORS' REPORT (CONTINUED)

### Principle Five - Remuneration

The Remuneration Committee's primary objective is to set remuneration at a level that is consistent with, and promotes, sound and effective risk management and does not encourage risk taking that exceeds the Group's risk appetite or provide an incentive to breach the Group's policies and procedures including the Employee Code of Conduct. The Remuneration Committee has established terms of reference and it is responsible for recommending to the Board remuneration policies in line with the Group's global remuneration strategy. In determining the Company's remuneration policy, the Committee takes into account relevant laws, applicable local and regional regulations, and regulatory guidance and the provision and recommendations of the UK Corporate Governance Code and associated guidance. In doing so, the Committee can take advice from independent external consultants on market practices and remuneration benchmarking against other companies in the sector. Pay is aligned with performance and seeks to reward employees for long term value creation within Nomura's accepted risk appetite and by promoting and encouraging desired behaviours in accordance with Nomura's Competency Framework and Founder's Principles. The directors' remuneration is disclosed on page 127. The Gender Pay Gap was published for the first time in 2018 and encouraged discussions and focus on diversity and inclusion areas with engagement of the Board and NEHS and EMEA Management Committee. The Company has introduced a number of direct measures to address gender balance, and has given senior management individual accountability for achieving these targets. The Company is an equal opportunity employer and is committed to providing employees with a work environment free of discrimination and harassment regardless of age, disability, race, gender identity and gender expression, religion or belief, marriage and civil partnership, pregnancy and maternity, sex and or sexual orientation. All decisions relating to employment (including remuneration) are free from bias and are based on individual merit and objective work criteria.

### Principle Six - Stakeholder relationships and engagement

The Board is committed to making the Company an increasingly balanced organisation, where everyone is proud to work. An employee engagement survey is conducted throughout the year to gauge the overall engagement and well being of employees. The Board reviews the survey results and assesses the workforce's confidence in the Company's strategic direction, leadership, optimism in the future and career opportunities, awareness of good governance and conduct and risk management policies.

The Board has overseen a number of people initiatives over the past years to improve employee relations, including promoting greater diversity and inclusion. In 2018, the Board oversaw the introduction of Gender Pay Gap reporting and monitors the mean hourly rate between male and female employees, with a regular review by the Board and the NEHS Remuneration Committee. The Company has introduced a number of measures to improve Diversity, Equity and Inclusion across the Company. Some of the initiatives include the Board reviewing the recruitment, attrition and promotion of women through our MI and qualitative analysis of the workforce experiences of women and the introduction of individual accountability in achieving stretching diversity goals as part of senior management's annual performance objectives in the NEHS balanced scorecard. The Company also continues to build an improved dataset of other diversity characteristics, such as ethnicity, sexual orientation, gender identity and disability status, in order to ensure that we have a population that reflects the countries in which we operate.

The Board also recognises Nomura's duty to help maintain trust in the integrity of the markets in which we operate. The NEHS Group seeks to ensure that the actions or conduct of the firm or our staff do not put this at risk. This is achieved through training, awareness raising, and the maintenance of controls and the monitoring of activities.

The Board considers the interests of stakeholders as part of its overall long term business objectives and continues to align the Company's strategic direction with the shareholder's aspirations for sustainability and growth. More information on stakeholder engagement, including engagement with employees, can be found on page 21.



**NOMURA INTERNATIONAL PLC**

**YEAR ENDED 31 MARCH 2023**

## DIRECTORS' REPORT (CONTINUED)

**STATEMENT OF CORPORATE GOVERNANCE ARRANGEMENT**

The Board is committed to high standards of corporate governance and the Company's corporate governance framework is subject to ongoing review, assessment and improvement. The Board proactively adopts governance policies and practices designed to align the interests of the Board and senior management with those of the shareholder and other stakeholders; and to promote the highest standards of corporate governance.

The Board has responsibility for the oversight, governance and direction of the business and affairs of the Company. The Board has delegated authority to the NEHS Board and Committee structure to consider matters on behalf of the Company, as appropriate. In accordance with the Terms of Reference of the relevant NEHS Committees, those committees, where appropriate, have authority to review and approve matters on behalf of the Company. This authority does not extend to any matters which are reserved for decision by the Board. The Board is charged with ensuring the corporate objectives for the Company are achieved and are consistent with those of NHI. As a result, the Company's Board has not established its own Audit, Risk, Remuneration or Nomination committees. The Chairperson of each of the NEHS Board Committees provides an update of proceedings to the Company's Board at each subsequent Board meeting.

The Board has approved a formal schedule of matters reserved for its own decision, detailing the specific responsibilities which the Board may not delegate. In order to discharge its duties effectively the Board meets at least six times per year. Additional meetings of the Board are held when required. The quorum needed for business to be carried out is two Directors as set out in the Articles of Association of the Company (the "Articles"). However, attendance of the full Board is ensured whenever possible. Decisions of the Board will be decided by a majority vote of the Board members in attendance as detailed in the Articles.

The NEHS Governance and Nomination Committee has responsibility for leading the process for Board appointments and for identifying and nominating candidates for appointment to the Board. Board appointments will be based on merit and candidates will be considered against objective criteria. The Company strives to maintain a Board in which a diverse range of skills, knowledge and experiences are combined in an environment which values the input of every Director.

The members of the Board take their responsibilities as Directors very seriously and are mindful of the duties outlined in the Companies Act 2006 at all times. As part of the detailed induction programme received by all Directors on joining the Board, the Company Secretary spends time with each Director outlining their roles and responsibilities in this context. The letters of appointment for Non-Executive Directors also outline the duties to which the Directors are required to adhere.

**NOMURA INTERNATIONAL PLC**

**YEAR ENDED 31 MARCH 2023**

**DIRECTORS' REPORT (CONTINUED)**

### STREAMLINED ENERGY & CARBON REPORTING

In 2010, Nomura International Plc (Nomura) embarked on a journey to measure, manage and reduce our greenhouse gas (GHG) footprint. Nomura International Plc contributes to the Nomura Group target of achieving net zero greenhouse gas (GHG) emissions from own operations by 2030.

**Methodology**

Nomura's performance is reflected in line with the GHG Protocol Corporate Accounting and Reporting Standard (revised edition). For SECR purposes, our UK carbon reporting activities cover Scope 1, 2 & 3 emissions as listed below.

- Scope 1 - Direct emissions over which Nomura has management control, this includes gas, diesel and HVO from generator usage, fugitive emissions & company-owned vehicle.
- Scope 2 - Indirect emissions over which Nomura has management control, this includes electricity.
- Scope 3 - Other indirect emissions, this includes both road travel and grey fleet

The reporting scope includes only the activities undertaken at UK sites directly controlled by Nomura International Plc. This decision has been taken to reflect the level of operational control the Nomura Real Estate and Services ("RE&S") division has to measure, influence, and reduce emissions.

The fullest range of available emission data have been included for each site. Data is gathered on an ongoing basis, with primary evidence being sourced from office managers and managed centrally by the Carbon management team based at One Angel Lane. The carbon footprint is audited annually via Tokyo head office to provide verification prior to reporting in external forums such as Carbon Disclosure Project ("CDP").

To better reflect the environmental benefit of purchasing renewable energy, we report our emissions from electricity in two ways: using both a 'market-based' and 'location-based' method. The market-based emissions method reflects the emissions from the electricity that a company is using, which may be different from emissions for the electricity that is generated as a UK average. For example, different electricity suppliers emit greenhouse gases depending on the energy source or technology, and companies who have invested in their own renewable or low carbon energy generation by this method can show the actual emissions level for the energy used.

The primary metrics that Nomura uses for normalising emissions for inter-office and annual comparison are Floor area (m2) and headcount.

**UK Annual Energy & Carbon**

In 2022/23, Nomura International Plc., have an adjusted footprint (location-based) of 8222 tCO2e, equating to an absolute decrease of 1687 tCO2e compared to the previous year.

When accounting for the purchasing of renewable energy, Nomura International Plc has an adjusted footprint of 1190 tCO2e in 2022/23, a decrease of 498 tCO2e compared to the previous year.

**NOMURA INTERNATIONAL PLC**

**YEAR ENDED 31 MARCH 2023**

**DIRECTORS' REPORT (CONTINUED)**

**UK Annual Energy & Carbon (continued)**

Through a number of energy-saving initiatives, we have reduced direct emissions from energy consumption by more than 16% YoY. This takes into consideration inclusion of fugitive emissions data and a consumption figure adjustment for 2022, which is 5.5% higher than what was previously reported.

The final figures are summarised in the tables below:

| Scope 1 | Gas (kwh) | (tCO2e) | Diesel (kwh) | (tCO2e) | Company Vehicle Fuel (kwh) | (tCO2e) | HVO (kwh) | (tCO2e) | Refrigerants (tonnes) | (tCO2e) |
|---|---|---|---|---|---|---|---|---|---|---|
| 2023 | 2,541,155 | 457 | 42,030 | 11 | 20,428 | 5 | 23,293 | 0.08 | 0.05 | 34 |
| 2022 | 2,435,512 | 446 | 59,988 | 15 | 40,786 | 9 | 0 | 0 | 0.07 | 40 |

| Scope 2 | Electricity (kwh) | Electricity (location) (tCO2e) | Electricity (market) (tCO2e) |
|---|---|---|---|
| 2023 | 36,362,080 | 7,032 | 0 |
| 2022 | 40,320,716 | 8,561 | 340 |

*Note : Electricity (kwh) Adjustment from 38,172,560 kWh to 40,320,706 is to reflect change from previous year's reporting*

| Scope 3 | Travel-Grey Fleet (miles) | (tCO2e) | Travel Car Service (miles) | (tCO2e) |
|---|---|---|---|---|
| 2023 | 58,679 | 13 | 95,331 | 26 |
| 2022 | 49,334 | 12 | 70,541 | 17 |

| Adjusted Footprint (TCO2e) | Scope 1 | Scope 2 | Scope 3 | Total |
|---|---|---|---|---|
| 2023 | 507 | 7,032 | 683 | 8,222 |
| 2022 | 511 | 8,561 | 837 | 9,909 |

*Note : Adjustment from 9377 tCO2e to 9909 is to reflect change from previous year's reporting*

| Intensities | tCO2/m2 | tCO2/desk |
|---|---|---|
| 2023 | 0.29 | 4.19 |
| 2022 | 0.22 | 5.18 |

**Efficiency Measures**

The Company is highly conscious of the unprecedented crisis in our global environment and are dedicated to reducing our GHG emissions to limit our environmental impacts.

Our greatest impact on the environment comes from the power we in use in our offices and buildings. Good practice managing energy is already an important part of Nomura's Real Estate & Services policies and is now part of the fabric of how the group is run.



**NOMURA INTERNATIONAL PLC**

**YEAR ENDED 31 MARCH 2023**

## DIRECTORS' REPORT (CONTINUED)

**Efficiency Measures (continued)**

This can be highlighted in the number of energy efficiency projects we have undertaken across our UK sites. We have continued the implementation and maintenance of an ISO 50001 energy management system. This framework enables the business to continue measuring energy use of our buildings and have a structured approach to obtaining who/what are significant energy users and have a process to investigate initiatives to reduce these.

During the reporting period the Company have undertaken the following initiatives:

- At our London office site, a switch-out from Diesel to Hydrotreated Vegetable Oil (HVO) was undertaken in June 2022 to our backup generators. 50% of the generator storage fuel has transferred to biofuel as part of a capital investment project.
- At our London office and Data Centre sites reduction in energy consumption took place through adjustments to temperature set points throughout the reporting period.
- Roll out of carbon and energy efficiency training for employees and third-party contractors.

**GOING CONCERN**

The Company's business activities, together with the factors likely to affect its future development, performance and position are set out in this report. The Company's approach to managing credit and liquidity risk is described in Note 18 of the Financial Statements. Its capital management procedures and available capital resources are presented and described separately in Note 21 of the Financial Statements.

The Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future of at least twelve months from the date of approval of the Financial Statements. Accordingly the financial statements have been prepared on a going concern basis.

**DISCLOSURE OF INFORMATION TO AUDITORS**

The Directors who were members of the Board at the time of approving the Directors' report are listed on page 20. Having made enquiries of fellow Directors and of the Company's auditors, each of these Directors confirms that:

- to the best of each Director's knowledge and belief, there is no information relevant to the preparation of their report of which the Company's Auditors are unaware; and
- each Director has taken all the steps a Director might reasonably be expected to have taken to be aware of relevant audit information and to establish that the Company's Auditors are aware of that information.

**AUDITORS**

The Auditors, Ernst & Young LLP, have expressed their willingness to continue in office and a resolution re-appointing them as Auditors and authorising the Directors to determine their remuneration will be proposed at the Annual General Meeting.



**NOMURA INTERNATIONAL PLC**

**YEAR ENDED 31 MARCH 2023**

## DIRECTORS' REPORT (CONTINUED)

**STATEMENT OF DIRECTORS' RESPONSIBILITIES IN RESPECT OF THE FINANCIAL STATEMENTS**

The Directors are responsible for preparing the Directors' Report, the Strategic Report and the financial statements in accordance with applicable U.K. law and regulations.

Company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors have elected to prepare the financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law), including Financial Reporting Standard 101 'Reduced Disclosure Framework'.

Under company law the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period.

In preparing these financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- State whether applicable U.K. Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis, unless they consider that to be inappropriate.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company's transactions, and disclose with reasonable accuracy at any time, the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

**BY ORDER OF THE BOARD AT A MEETING HELD ON 20 July 2023**

Christopher Barlow
Company secretary

20 July 2023

Company Registration number 1550505

# NOMURA INTERNATIONAL PLC

## INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF NOMURA INTERNATIONAL PLC

### Opinion

We have audited the financial statements of Nomura International Plc ("the Company") for the year ended 31 March 2023 which comprise Statement of Comprehensive Income, the Statement of Changes in Equity, the Statement of Financial Position, the Statement of Cash Flows and the related notes 1 to 32, including a summary of significant accounting policies. The financial reporting framework that has been applied in their preparation is applicable law and United Kingdom Accounting Standards including FRS 101 "Reduced Disclosure Framework" (United Kingdom Generally Accepted Accounting Practice).

In our opinion, the financial statements:

- give a true and fair view of the Company's affairs as at 31 March 2023 and of its loss for the year then ended;
- have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and
- have been prepared in accordance with the requirements of the Companies Act 2006.

### Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the financial statements section of our report. We are independent of the company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the FRC's Ethical Standard, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

### Conclusions relating to going concern

In auditing the financial statements, we have concluded that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate. Our evaluation of the directors' assessment of the company's ability to continue to adopt the going concern basis of accounting included the following:
- We evaluated the directors' going concern assessment, which covered a period of twelve months when the financial statements are authorised for issue. This assessment included their evaluation of future profitability, regulatory capital, liquidity and funding positions. In addition, we assessed these positions considering management's stress tests which included consideration of principal and emerging risks. The Company's risk profile was considered including credit risk, compliance and operational risk;
- We confirmed our understanding of management's going concern assessment process and challenged management on the inclusion of key factors in their assessment;
- We considered the Company's operational resilience and their response to the heighted market volatility resulting from the Russia/Ukraine conflict had on its business operations, including the operations of its service providers and the dependencies of the Company to Nomura Holdings Inc., and to Nomura Europe Holdings plc group;
- We obtained and reviewed the documentation related to the expectation and ability of the ultimate parent Company, Nomura Holdings Inc., to continue to provide financial and operational support to the Company;

# NOMURA INTERNATIONAL PLC

## INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF NOMURA INTERNATIONAL PLC (CONTINUED)

### Conclusions relating to going concern (continued)

- We reviewed the Company's going concern disclosures included in the annual report in order to assess that the disclosures were appropriate and in conformity with the reporting standards.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the company's ability to continue as a going concern for a period of twelve months from when the financial statements are authorised for issue.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report. However, because not all future events or conditions can be predicted, this statement is not a guarantee as to the company's ability to continue as a going concern.

### Other information

The other information comprises the information included in the annual report, other than the financial statements and our auditor's report thereon. The directors are responsible for the other information contained within the annual report.

Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in this report, we do not express any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of the audit or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of the other information, we are required to report that fact.

We have nothing to report in this regard.

### Opinion on other matter prescribed by the Companies Act 2006

In our opinion, based on the work undertaken in the course of the audit:

- the information given in the strategic report and the directors' report for the financial year for which the financial statements are prepared is consistent with the financial statements; and

- the strategic report and directors' report have been prepared in accordance with applicable legal requirements.

# NOMURA INTERNATIONAL PLC

# INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF NOMURA INTERNATIONAL PLC (CONTINUED)

## Matters on which we are required to report by exception

In the light of the knowledge and understanding of the company and its environment obtained in the course of the audit, we have not identified material misstatements in the strategic report or directors' report.

We have nothing to report in respect of the following matters in relation to which the Companies Act 2006 requires us to report to you if, in our opinion:

- adequate accounting records have not been kept or returns adequate for our audit have not been received from branches not visited by us; or
- the financial statements are not in agreement with the accounting records and returns; or
- certain disclosures of directors' remuneration specified by law are not made; or
- we have not received all the information and explanations we require for our audit.

## Responsibilities of directors

As explained more fully in the directors' responsibilities statement set out on page 31, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Company or to cease operations, or have no realistic alternative but to do so.

## Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

## Explanation as to what extent the audit was considered capable of detecting irregularities, including fraud

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect irregularities, including fraud. The risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below. However, the primary responsibility for the prevention and detection of fraud rests with both those charged with governance of the entity and management.

# NOMURA INTERNATIONAL PLC

## INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF NOMURA INTERNATIONAL PLC (CONTINUED)

**Explanation as to what extent the audit was considered capable of detecting irregularities, including fraud (continued)**

Our approach was as follows:

- We obtained an understanding of the legal and regulatory frameworks that are applicable to the company and determined that the most significant are those that relate to the regulations and supervisory requirements of the Prudential Regulation Authority (PRA), Financial Conduct Authority (FCA), National Futures Association (NFA), U.S. Securities and Exchange Commission (SEC), FRS 101 reporting framework, Companies Act 2006 and the relevant tax compliance regulation in the United Kingdom.
- We understood how the Company is complying with those frameworks by making enquiries of Directors and management for their awareness of any non-compliance with laws and regulations and inquiring how the Company maintains and communicates its policies and procedures that have been established to prevent non-compliance with laws and regulations by officers and employees as well as through the evaluation of corroborating documentation. We corroborated our inquiries through review of minutes of management and board of directors' meetings.
- We assessed the susceptibility of the company's financial statements to material misstatement, including how fraud might occur by considering the risk of management override and assuming revenue recognition to be a fraud risk. Our procedures included obtaining an understanding of the risks and the Company's controls and processes. We performed detailed substantive procedures for each area to address the fraud risks. These procedures include journal entry testing, which targeted transactions or postings that have certain characteristics which could be indicative of fraudulent activity, and substantially tested the appropriateness of these postings.
- We performed procedures to address the risk of management override controls by testing the appropriateness of manual journal entries to identify whether any entries were inappropriate or inaccurate.
- We evaluated whether management's judgements used in developing accounting estimates indicated possible bias. We reviewed significant transactions to evaluate the business rational for these transactions.
- Throughout the course of the audit, we maintained professional scepticism recognizing the possibility that a material misstatement due to fraud could exist. While performing our audit procedures we did not only seek corroborative evidence to support management's assertions, where applicable we searched for contradictory evidence in order to challenge management's assertions.
- Based on this understanding we designed our audit procedures to identify noncompliance with such laws and regulations. Our procedures involved enquiries of management and those responsible for legal and compliance matters. We tested controls and performed procedures to respond to the fraud risks as stated above. We also reviewed correspondence between the Company and UK regulatory bodies, reviewed minutes of the Board and relevant committee meetings.
- The Company operates in a regulated environment. We have obtained an understanding of the regulations and the potential impact on the Company and, in assessing the control environment, we have considered the compliance of the Company to these regulations as part of our audit procedures.

A further description of our responsibilities for the audit of the financial statements is located on the Financial Reporting Council's website at https://www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor's report.

**NOMURA INTERNATIONAL PLC**

**INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF NOMURA INTERNATIONAL PLC (CONTINUED)**

**Use of our report**

This report is made solely to the company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

*Ernst & Young LLP*

Nicholas Dawes (Senior Statutory Auditor)
For and on behalf of Ernst & Young LLP, Statutory Auditor
London

*25 July 2023*

**NOMURA INTERNATIONAL PLC**

**STATEMENT OF COMPREHENSIVE INCOME FOR THE YEAR ENDED 31 MARCH 2023**

| Note | | Year ended 31 March 2023 $'000 | Year ended 31 March 2022 $'000 |
|---|---|---|---|
| 2 | **TRADING PROFIT** | 1,419,877 | 1,088,778 |
| 3 | Interest income calculated using effective interest method | 96,639 | 89,882 |
| 3 | Other interest and similar income | 2,467,118 | 1,478,131 |
| 3 | Interest expense calculated using the effective interest method | (319,371) | (114,998) |
| 3 | Other interest and similar expenses | (2,363,718) | (1,433,915) |
| | Net interest (expense)/income | (119,332) | 19,100 |
| | General and administrative expenses | (1,242,563) | (1,476,878) |
| 5, 18 | Impairment charge release | 1,212 | 965 |
| 4 | **OPERATING PROFIT/(LOSS)** | 59,194 | (368,035) |
| | Interest expense on subordinated borrowings | (58,022) | (25,450) |
| | **PROFIT/(LOSS) BEFORE TAXATION** | 1,172 | (393,485) |
| 7 | Taxation on profit | 7,249 | 21,270 |
| | **PROFIT/(LOSS) FOR THE FINANCIAL YEAR** | 8,421 | (372,215) |
| | **OTHER COMPREHENSIVE (LOSS)/GAIN:** **Items that can be reclassified to profit and loss** Foreign currency (loss)/gain | (198) | 10 |
| | **TOTAL COMPREHENSIVE PROFIT/(LOSS) FOR THE YEAR** | 8,223 | (372,205) |

The notes on pages 42 to 138 form part of these financial statements.

All profits and losses noted above are derived from continuing activities.

The foreign currency gains and losses resulting from the translation of foreign operations will be reclassified into profit or loss on its disposal or liquidation.

**NOMURA INTERNATIONAL PLC**

**STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 31 MARCH 2023**

| | Called-up Share Capital | Share Premium | Other Reserves | Capital Redemption Reserve | Share-based Payment Reserve | Retained Earnings | Total |
|---|---|---|---|---|---|---|---|
| | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 |
| At 1 April 2022 | 3,241,227 | 27,479 | 167 | 184,498 | 1,267,526 | 503,571 | 5,224,468 |
| Profit for the year | - | - | - | - | - | 8,421 | 8,421 |
| Other comprehensive loss | - | - | (198) | - | - | - | (198) |
| Total comprehensive gain/(loss) | - | - | (198) | - | - | 8,421 | 8,223 |
| Share-based payment reserve | - | - | - | - | 37,415 | - | 37,415 |
| **At 31 March 2023** | **3,241,227** | **27,479** | **(31)** | **184,498** | **1,304,941** | **511,992** | **5,270,106** |
| | | | | | | | |
| At 1 April 2021 | 11,241,227 | 27,479 | 157 | 184,498 | 1,213,167 | (7,124,214) | 5,542,314 |
| Loss for the year | - | - | - | - | - | (372,215) | (372,215) |
| Other comprehensive gain | - | - | 10 | - | - | - | 10 |
| Total comprehensive gain/(loss) | - | - | 10 | - | - | (372,215) | (372,205) |
| Share-based payment reserve | - | - | - | - | 54,359 | - | 54,359 |
| Capital Reduction | (8,000,000) | - | - | - | - | 8,000,000 | - |
| **At 31 March 2022** | **3,241,227** | **27,479** | **167** | **184,498** | **1,267,526** | **503,571** | **5,224,468** |

**NOMURA INTERNATIONAL PLC**

**STATEMENT OF FINANCIAL POSITION AT 31 MARCH 2023**

| Note | | Year Ended 31 March 2023 $'000 | Year Ended 31 March 2022 $'000 |
|---|---|---:|---:|
| | **Assets** | | |
| 8 | Cash and cash equivalent | 4,370,133 | 5,487,226 |
| 8 | Financial assets held for trading | 161,122,091 | 136,337,353 |
| 8 | Investment time deposits | 59,538 | 120,969 |
| | Current tax receivable | 43,560 | 37,257 |
| 8 | Collateral posted for securities purchased under agreements to resell | 59,396,350 | 57,573,224 |
| 8 | Collateral posted for securities borrowed | 5,706,334 | 8,902,337 |
| 10 | Other debtors | 14,732,458 | 16,892,353 |
| 8 | Financial investments | 10,661 | 19,894 |
| 11 | Tangible assets | 23,306 | 24,538 |
| 12 | Intangible assets | 6,583 | 8,590 |
| 13 | Investment in subsidiaries | | 4 |
| 14 | Investment in group companies | 13,101 | 13,101 |
| | **Total Assets** | 245,484,115 | 225,416,846 |
| | **Liabilities** | | |
| 8, 18 | Financial Liabilities held for trading | 153,624,600 | 131,151,634 |
| 15 | Other creditors | 17,035,846 | 19,177,072 |
| 8 | Collateral received for securities sold under agreements to repurchase | 48,385,645 | 46,221,685 |
| 8 | Collateral received for securities loaned | 4,204,053 | 7,521,241 |
| | Provisions | 121,280 | 246,453 |
| 8, 16 | Creditors (amounts falling due after more than one year) | 16,842,585 | 15,874,293 |
| | **Total Liabilities** | 240,214,009 | 220,192,378 |
| | **Shareholders' funds** | | |
| 17 | Called up share capital | 3,241,227 | 3,241,227 |
| | Share premium | 27,479 | 27,479 |
| | Capital redemption reserve | 184,498 | 184,498 |
| | Other reserve | (31) | 167 |
| | Share-based payment reserve | 1,304,941 | 1,267,526 |
| | Retained earnings | 511,992 | 503,571 |
| | **Total Equity** | 5,270,106 | 5,224,468 |
| | **Total Liabilities and Equity** | 245,484,115 | 225,416,846 |

Approved by the board of Directors on 20 July 2023 and subsequently signed on its behalf on 20 July 2023.

John Tierney,
Director

The notes on pages 42 to 138 form part of these financial statements.

**NOMURA INTERNATIONAL PLC**

## STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 31 MARCH 2023

| | Year Ended 31 March 2023 $'000 | Year Ended 31 March 2022 $'000 |
|---|---|---|
| **Operating activities** | | |
| Profit/(Loss) before taxation | 1,172 | (393,484) |
| **Adjustments to reconcile profit/(loss) before tax to net cash flows** | | |
| Depreciation and amortisation | 10,138 | 42,238 |
| Interest expense on subordinated borrowings | 58,022 | 25,450 |
| Internally generated software capitalised | 64,232 | 57,712 |
| Provisions | (74,580) | 199 |
| Share-based payment expense for the year | 37,416 | 54,359 |
| Internally generated software written-off | 45 | 241 |
| Other reserves released | (198) | 10 |
| Investments written off | 4 | - |
| Foreign exchange gain | (511) | (79) |
| **Change in working capital adjustments** | | |
| Net change in financial assets held of trading | (24,784,737) | 6,469,653 |
| Net change in collateral posted for securities purchased under agreements to resell | (1,823,126) | 9,787,474 |
| Net change in collateral posted for securities borrowed | 3,196,003 | 3,156,060 |
| Net change in other debtors | 2,168,668 | 3,682,048 |
| Net change in investment in time deposits | 61,431 | 1,018,903 |
| Net change in financial liabilities held for trading | 22,472,965 | (4,031,889) |
| Net change in collateral received for securities sold under agreements to repurchase | 2,163,961 | (14,509,269) |
| Net change in collateral received for securities loaned | (3,317,189) | 1,521,798 |
| Net change in financial investments | 9,234 | 571 |
| Net change in other creditors | (2,287,789) | (5,525,923) |
| Settlement of litigation provision | (50,863) | (203,437) |
| Income tax received/(paid) | 946 | (10,441) |
| **Net cash flow from operating activities** | **(2,094,757)** | **1,142,195** |
| **Cash flows from investing activities** | | |
| Internally generated software | (72,767) | (54,421) |
| Purchase of fixed assets | (7,254) | (16,609) |
| Proceeds from disposal of fixed assets | 16 | 1,963 |
| **Net cash used in investing activities** | **(80,005)** | **(69,067)** |
| **Cash flows from financing activities** | | |
| Proceeds from borrowings and other liabilities | 968,293 | 932,893 |
| Interest expense on subordinated borrowings | (58,022) | (25,450) |
| Payment of principal portion of lease liabilities | (836) | (29,964) |
| **Net cash from / (used in) financing activities** | **909,435** | **877,479** |
| **Net (decrease)/increase in cash and cash equivalents** | **(1,265,328)** | **1,950,607** |
| **Cash at 1 April** | **5,394,058** | **3,443,451** |
| **Cash at 31 March** | **4,128,730** | **5,394,058** |

**NOMURA INTERNATIONAL PLC**

**STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 31 MARCH 2023 (CONTINUED)**

|  | Year Ended 31 March 2023 $'000 | Year Ended 31 March 2022 $'000 |
|---|---|---|
| **Included within operational cash flows** | | |
| Interest paid | (2,567,196) | (1,744,380) |
| Interest received | 2,474,051 | 1,855,331 |

|  | 31 March 2022 | Cash flows | Non Cash changes | 31 March 2023 |
|---|---|---|---|---|
|  | $'000 | $'000 | $'000 | $'000 |
| Lease liabilities | 6,774 | (976) | (90) | 5,708 |
| Borrowings and other liabilities | 14,614,293 | 968,293 | - | 15,582,585 |
| Subordinated debt | 1,260,000 | (58,022) | 58,022 | 1,260,000 |
| **Total liabilities from financing activities** | **15,881,066** | **909,295** | **57,932** | **16,848,293** |

Cash balance is presented as gross on the Statement of Financial Position. An overdraft of $241,404,000 (2022: $93,168,000) reported as 'other creditors' is considered as cash for the presentation in Statement of Cash Flows.



**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023**

**1      ACCOUNTING POLICIES**

**(a)     Basis of Accounting**

The Company has prepared financial statements in accordance with Financial Reporting Standard 101 Reduced Disclosure Framework (FRS 101).

The Company has taken advantage of the following disclosure exemptions under FRS 101:

- the requirement in paragraph 38 of IAS 1 'Presentation of Financial Statements' to present comparative information in respect of paragraph 79(a)(iv) of IAS 1 regarding the reconciliation of outstanding shares, paragraph 40A regarding the presentation of third statement of financial position if retrospective restatement of items is made in the financial statements, paragraph 73(e) of IAS 16 regarding the reconciliation of opening to closing balances for fixed assets and paragraph 118(e) of IAS 38 regarding the reconciliation of opening to closing balances for intangible assets;
- the requirements of paragraphs 45(b) and 46 to 52 of IFRS 2 Share-based Payments so that only the descriptions of the share-based payments, the range of exercise prices and weighted average remaining contractual life of the share options outstanding; and the weighted average share price on exercised options is required to be disclosed;
- the requirements of paragraphs 30 and 31 of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to disclose standards that have been issued but are not yet effective;
- the requirements of paragraph 17 of IAS 24 Related Party Disclosures to disclose key management personnel compensation; and
- the requirements in IAS 24 Related Party Disclosures to disclose related party transactions entered into between two or more members of a group, provided that any subsidiary which is a party to the transaction is wholly owned by such a member.

The Company's business activities, together with the factors likely to affect its future development, performance and position are set out in the Strategic Report and the Directors' Report.

The Company has taken advantage of the exemption under section 401 of the Companies Act 2006 from having to prepare consolidated accounts since it is a wholly owned subsidiary of NEHS and its ultimate parent NHI. The Company is included in the consolidated financial statements of NHI. See Note 32 for further details on NEHS and NHI.

The Company's management has assessed its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future of at least twelve months from the date of approval of the Financial Statements. Furthermore, management is not aware of any material uncertainties that may cast significant doubt on the Company's ability to continue as a going concern. Therefore, the Financial Statements continue to be prepared on the going concern basis.

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**1     ACCOUNTING POLICIES (continued)**

(**b**)    **New standards, interpretations and amendments thereof, adopted by the Company**

The accounting policies adopted are consistent with those of the previous financial year, except for the adoption of new standards and interpretations as of 1 April 2022, noted below:

**Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2**

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their 'significant' accounting policies with a requirement to disclose their 'material' accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.

The Company has early adopted the amendments to IAS 1, considered the non-mandatory amendments to Practice Statement 2 for the year ended 31 March 2023, and amended its accounting policy information disclosures to ensure consistency. There has been no material change to the Company's accounting policies as a result of these amendments.

(**c**)    **Significant accounting judgements, estimates and assumptions**

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities, at the end of the reporting period.

Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

In the process of applying the accounting policies, management has made the following significant estimates and assumptions:

- **Fair value of financial instruments**: Where there is no active market for a financial instrument, fair value is determined using valuation techniques that include the use of valuation models and which could require judgement and estimates;
- **Deferred tax assets**: Deferred tax assets are recognised in respect of tax losses to the extent it is probable that future taxable profit will be available against which the tax losses can be utilised. Carrying value of deferred tax assets are disclosed in Note 7;and
- **Provisions and contingent liabilities:** The Company operates in an environment that by nature has a heightened element of litigation and regulatory risk inherent to its operations and as a result is involved in legal matters. For each matter, the Company assesses whether losses are probable and reliably measurable to determine recognition and disclosure requirements for these Financial Statements **(see Note 1(n) and 53)**. Given the subjectivity and uncertainty of making these assessments, the Company takes into account various factors including legal advice and progress of the case, and applies significant judgement to conclude on amounts reported.

**1      ACCOUNTING POLICIES (continued)**

(**d**)    **Financial Instruments**

**i.      Initial recognition and measurement**

The Company recognises most financial instruments, including loans and advances, debt securities issued, secured financing transactions and regular-way purchases or sales of financial assets, on settlement date i.e. date of delivery. The Company recognises other financial instruments, including derivatives, on trade date.

For financial instruments recognised on settlement date, changes in fair value between trade and settlement date are recognised in profit and loss for instruments at fair value through profit or loss ("FVTPL").

All financial instruments are initially measured at fair value plus, for instruments measured at amortised cost, directly attributable transaction costs.

**ii.     Day 1 profit or loss**

The fair value of a financial instrument at initial recognition is normally the transaction price, however in some cases, it is based on valuation techniques and different to transaction price. Where the valuation technique incorporates only observable market parameters, the difference between fair value and transaction price is recognised in profit and loss. Where the valuation technique incorporates significant unobservable parameters, the difference between fair value and transaction price is deferred, and subsequently recognised in profit and loss over the life of the transaction on an appropriate basis, or when the inputs become observable, or when the instrument is derecognised.

**iii.    Classification and subsequent measurement**

The Company classifies and subsequently measures financial assets at amortised cost, held for trading, mandatorily at fair value through profit or loss ("FVTPL") or designated at FVTPL based on its business model for managing the assets and an instrument's contractual cash flow characteristics. The Company classifies and subsequently measures financial liabilities, except for certain loan commitments and financial guarantees, at amortised cost, held for trading or designated at FVTPL. Financial instruments classified as held for trading are measured at FVTPL.

**iv.     Financial assets or liabilities held for trading**

Financial instruments are classified as held for trading on the Statement of Financial Position where:
 • the business unit actively and frequently originates or purchases financial assets (or issues or incurs financial liabilities) with the intention to sell (or repurchase or redeem) in the foreseeable future;
 • the financial assets are part of a portfolio managed together for the purpose of short-term profit making;
 • the financial liabilities are short sales of financial assets; or
 • they are derivatives.

Financial instruments held for trading are generally recognised as regular-way transactions on settlement date, except for derivatives recognised on trade date. Derivatives are presented as financial assets/(liabilities) if their fair value is positive/(negative). Subsequent changes in fair value are recognised as "principal transactions" in trading profit or loss.



**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**1      ACCOUNTING POLICIES (continued)**

**(d)    Financial Instruments (continued)**

**v.      Financial instruments at amortised cost**

The Company classifies and measures "time investment deposits", "other debtors" that are financial assets (refer Note 1(d)(v)) and other financial assets at amortised cost if the asset is held within a hold to collect business model and its contractual terms meet the SPPI test.

**Business model assessment**
The Company determines its business model at the level that best reflects how it manages groups of financial assets to achieve its business objective, how information is reported to management, frequency, value and timing of sales and the complexity or potential differences in underlying business model. In a hold to collect business model, the Company holds a portfolio of financial assets with the strategy of collecting their contractual cash flows.

**SPPI test**
The Company assesses contractual terms of a financial asset for whether it gives rise on specified dates to cash flows that are "solely payments of principal and interest". For the test, "principal" is the fair value of the financial asset at initial recognition and "interest" is the consideration for Time value of money, credit risk, other basic lending risks and costs, and profit margin.

A financial asset with contractual terms that introduce more than de minimis exposure to risks unrelated to a basic lending arrangement fails the SPPI test and is classified as mandatory at FVTPL, irrespective of business model.

Financial assets at amortised cost are initially measured at fair value and subsequently at amortised cost using the effective interest method less Expected Credit Loss ("ECL") allowance **(See Note 1(d)(viii))**. Interest is recognised in "Interest income calculated under effective interest method" and ECL and reversals of ECL are recognised in "credit impairment (charge)/release" in the Statement of Comprehensive Income.

**vi.     Secured financing transactions mandatory or designated at FVTPL**

The Company enters into repurchase, reverse repurchase and securities lending and borrowing transactions which are generally recognised as secured financing transactions consistent with their economic substance.

The Company does not recognise securities received under reverse repurchase or securities borrowing transactions where the counterparty retains substantially all the risks and rewards of ownership. Instead, the Company recognises consideration paid as an asset within "Collateral posted for securities purchased under agreements to resell" and "Collateral posted for securities borrowed", respectively, on settlement date at fair value. These assets are managed on a fair value basis and classified as mandatory at FVTPL.

Conversely, the Company does not derecognise securities transferred under repurchase or securities lending transactions where it retains substantially all of the risks and rewards of ownership. Instead it recognises cash received as an asset and the obligation to return cash as a liability within "Collateral received for securities sold under agreements to repurchase" and "Collateral received for securities loaned", respectively, on settlement date at fair value. At initial recognition, the Company designates these liabilities as FVTPL as they are part of a group of financial instruments managed on a fair value basis.

**1       ACCOUNTING POLICIES (continued)**

**(d)     Financial Instruments (continued)**

**vi.     Secured financing transactions mandatory or designated at FVTPL (continued)**

Subsequent changes in fair value of "Collateral received…" and "Collateral posted…" are recognised as "principal transactions" in trading profit or loss, except for interest and dividend income or expense which is recognised in "Other interest and similar income/expense".

Securities lending or borrowing transactions may solely involve the exchange of securities (known as "securities vs securities transactions"). Since no cash is exchanged and criteria for derecognition of transferred securities are not met, these transactions are not recognised on balance sheet.

If the Company subsequently sells securities received in reverse repo and securities borrowing transactions to third parties, it recognises the obligation to return the securities as a short sale within "financial liabilities held for trading".

For repurchase, reverse repurchase and securities vs securities transactions, payments or receipts of cash margin are recognised as separate receivables and payables. For securities lending and borrowing transactions other than securities vs securities transactions, payments or receipts of cash margin adjust the "Collateral received…" or "Collateral posted…" balances. For all of these transactions, non-cash margin transferred (received) are not derecognised (recognised) as derecognition criteria is not met.

**vii.    Creditors and other creditors at amortised cost or designated at FVTPL**

Creditors and other creditors comprise non-trading financial liabilities carried at amortised cost unless the designated at FVTPL.

At initial recognition, the Company may designate a financial liability at FVTPL if:

• designation eliminates or significantly reduces an accounting mismatch that otherwise arises;
• the financial liability is part of a group of financial instruments managed on a fair value basis; or
• the financial liability contains an embedded derivative that is required to be bifurcated unless the entire instrument is designated at FVTPL.

Financial liabilities at amortised cost are initially recognised on settlement date. After initial measurement, these instruments are subsequently measured at amortised cost using the effective interest method.

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**1    ACCOUNTING POLICIES (continued)**

**(d)    Financial Instruments (continued)**

**viii.    Impairment of financial instruments**

The Company recognises an expected credit loss ("ECL") allowance for loans and other debt financial assets measured at amortised cost, loan commitments and written financial guarantees not measured at FVTPL, and lease receivables (all referred to as "instruments" in this section).

ECL represents the difference between contractual and expected cash flows of an instrument, generally discounted at an appropriate effective interest rate. An ECL allowance is measured either based on all possible default events over expected life of the instrument or maximum contractual period of exposure ("lifetime ECL") or the portion of lifetime ECL from possible default events within 12 months of reporting date ("12 month ECL").

The Company calculates ECL either for an individual instrument or portfolio of similar instruments with key inputs being:

- Staging approach applied to the instrument as follows (unless the instrument qualifies for the low credit risk practical expedient or basic staging approach discussed later in this section):

| Staging | Scope | Measurement of ECL allowance |
|---------|-------|------------------------------|
| Stage 1 | Performing instruments | 12 months ECL |
| Stage 2 | Underperforming instruments | Lifetime ECL |
| Stage 3 | Credit-impaired instruments | Lifetime ECL |
| POCI | Instruments that are purchased or originated credit impaired | Cumulative changes in lifetime ECL since initial recognition (as lifetime ECL is incorporated into POCI instruments' initial measurement) |

- Probability of Default ("PD") of the obligor as determined by the Company's internal credit rating for the instrument based on industry data and historical experience. Forward-looking information is incorporated into PD inputs by forecasting economic scenarios and adjusting the base case inputs for at least one more optimistic and pessimistic scenario.
- Loss Given Default ("LGD") as determined by class of instrument based on historical experience of loss and recovery rates for similar instruments and other relevant industry data. LGD inputs are adjusted for impact of integral collateral and credit enhancements that are not separately recognised.
- Credit Exposure at Default ("CEAD") which for revolving and non-revolving loan commitments, is the estimated drawn facility amount at the time of default, and for funded instruments, is usually the current gross carrying value of the instrument.

At initial recognition, an instrument is Stage 1 unless it is credit-impaired and therefore POCI. Subsequently, the Company determines whether a significant increase in credit risk has occurred using a number of metrics, including comparing the Company's internal credit rating of the non-POCI instrument at initial recognition vs the reporting date. The Company reclassifies an instrument to Stage 2 usually when its rating has declined by more than a specific number of notches or payments are 30 days or more past due, and to Stage 3 if it becomes credit-impaired, which is generally upon a default or when payments are 90 days or more past due.

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**1      ACCOUNTING POLICIES (continued)**

**(d)      Financial Instruments (continued)**

**viii.    Impairment of financial instruments (continued)**

An instrument may be reclassified to Stage 1 or 2 when its credit risk improves, though a credit-impaired instrument generally remains Stage 3 until the obligor cures the reasons for credit-impairment or there has been a sustained observable period (typically 6 months or more) of repayment.

Credit-impaired instruments individually assessed for impairment are typically written-off when further cash flows are deemed uncollectible and all commercially reasonably means of recovery are exhausted. Write-offs are initially recognised against any existing ECL allowance and are considered (partial) derecognition of the instrument. Any cash recovery on previously written off instruments are recognised in 'credit impairment (charge) / release'.

The Company applies the low credit risk practical expedient in measuring ECL for certain Stage 1 non-lending debt instruments with low default risk, namely a 12 month ECL is used without formal consideration of whether a significant increase in credit risk has occurred, unless the instrument becomes credit-impaired, in which case it is reclassified to Stage 3. Instruments in scope include:

- Default fund contribution receivables from investment grade central clearing counterparties;
- Initial margin and variation margin receivables from investment grade central clearing counterparties;
- Segregated initial margin receivables from investment grade custodians in connection with OTC derivatives and bilateral repurchase agreements;
- Cash and cash equivalents; and
- Investment grade government and corporate debt securities.

The Company applies a similar approach to the low credit risk practical expedient, known as the basic staging approach, for the following instruments with very low ECL that do not qualify for the expedient:

- Demand deposits and short term investments grade deposits;
- Margin and prime brokerage loans;
- Fronting receivables;
- Variation margin on derivative transactions and collateralised agreements at FVPL



**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**1    ACCOUNTING POLICIES (continued)**

**(d)    Financial Instruments (continued)**

**ix.    Fair Value of Financial Instruments**

The Company holds a significant portion of its financial instruments at fair value, which is the price at which an instruments could be exchanged in a transaction between willing parties at the most advantageous market the Company has access to, other than in a forced or liquidation sale.

The best evidence of fair value is quoted prices in an active market. Therefore, fair value is based on exchange quoted market prices or other broker/dealer quotations where available, for example for exchange-traded securities and derivatives.

Where such quotations are unavailable, the Company uses valuation techniques to determine fair value. Valuation techniques consider contractual terms, position size, underlying asset prices, interest rates, dividend rates, time value, volatility and other factors for relevant or similar instruments and incorporate adjustments relating to counterparty and the Company's own credit risk and market liquidity. The valuation technique used maximises the use of market inputs and minimises the use of entity-specific unobservable inputs which are unobservable in the market.

The Company seeks to minimise market risks by entering into hedging derivatives to economically hedge the exposures of certain fair value designated notes. The Company applies the "portfolio exception" to measure the fair value of this group of financial assets and financial liabilities consistently with how market participants would price the net risk exposure at the measurement date.

**x.    Derecognition**

The Company derecognises a financial asset when its contractual rights to cash flows from the asset expire or it has transferred the asset and the transfer qualifies for derecognition. A transfer qualifies for derecognition when the Company has transferred substantially all the risks and rewards of the asset or it has neither transferred nor retained substantially all the risks and rewards but has transferred control of the asset.

If the Company transfers a financial asset and retains substantially all the risks and rewards, the Company continues to recognise the transferred asset and also recognises an associated liability for the consideration received.

Similarly, when the Company sells a financial asset to a third party with a concurrent total return swap on the transferred asset, the sale and swap are combined and accounted for as a secured financing transaction because the Company retains the risks and rewards of the asset.

If the Company neither transfers nor retains substantially all the risks and rewards, but retains control, it recognises the transferred asset and an associated liability measured on a basis that reflects the rights and obligations retained.

The Company derecognises financial liabilities when the Company's obligations are discharged, cancelled or expired.

**1      ACCOUNTING POLICIES (continued)**

**(d)     Financial Instruments (continued)**

**xi.     Offsetting financial instruments**

Financial assets and liabilities are presented on a gross basis on the Statement of Financial Position, with net presentation permitted only when the Company has a current legally enforceable right to set off the amounts and intention to settle simultaneously or on a net basis.

The Company has derivative transactions which are cleared through certain Central Counterparties, where payments of variation margin are legally characterised as settlement of the derivative transactions, known as "settled-to-market" ("STM"), rather than as cash collateral, known as "collateralised-to-market". STM positions including variation margin are considered a single unit of account, rather than separate financial instruments.

**xii.    Hedging activities**

The Company has not applied hedge accounting under IFRS 9 or IAS 39, however applies economic hedges of certain forecasted expenses to reduce foreign exchange risk where such expenses are not denominated in the functional currency of the Company.

**(e)     Financial guarantees**

The Company assesses financial guarantee contracts acquired for whether they are integral to the financial asset the guarantee is for. If integral and not separately recognised, the Company considers the guarantee in measuring fair value and/or ECL of the financial asset. If not integral, the guarantee is separately accounted for at amortised cost or designated at FVPL

**(f)     Trading Profit**

**(i)     Principal transactions income and expenses**

Principal transactions income and expenses include realised and unrealised gains and losses from customer trading activities, asset finance, private equity, profits on disposals of investments and proprietary trading activities. Principal transactions income and expenses are generated predominantly by financial instruments held for trading and designated or mandatorily measured at FVTPL. Costs directly attributable to trading are treated as general and administrative expenses.

Trading profit arises on a strategy basis across a range of instruments. It is presented on a net basis, even though the corresponding financial assets and liabilities may not have been offset on the Statement of Financial Position.



**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**1    ACCOUNTING POLICIES (continued)**

**(f)    Trading Profit (continued)**

**(ii)    Fees and commission income and expenses**

Fees and commission income includes gains, losses and fees arising from securities offerings in which the Company acts as an underwriter or agent; fees earned from the provision of financial advisory services; and commission income from the provision of brokerage services.

Revenues are recognised when or as the customer obtains control of the service provided by the Company which depends on when the Company satisfies its performance obligations within the contract. Such performance obligations are generally satisfied at a particularly point in time or, if certain criteria are met, over a period of time.

Underwriting and syndication revenues are recognised at a point in time when the underlying transaction is complete.

Fees contingent on the success of an underlying transaction are variable consideration generally recognised when the underlying transaction has been completed since only at such point is it probable that a significant reversal of revenue will not occur.

Depending upon whether the company is acting as principal or agent in generating fees and commissions, costs are reported on a gross or net basis respectively.

**(g)    Interest and similar income/expense**

Interest and similar income/expense includes interest calculated using the effective interest method on financial instruments at amortised cost as well as interest and dividends on certain financial instruments at FVTPL, including securities positions and secured financial transactions.

The Company holds a number of financial assets and liabilities which have been set with negative interest rates. Negative interest on financial assets is presented as other interest and similar expenses. Negative interest on financial liabilities is presented as other interest and similar income.

**(h)    Other debtors**

Other debtors include financial assets (refer Note1(d)(v)) and non-financial assets. Non-financial assets comprise primarily of prepayments, and internally developed software that do not meet the definition of intangible assets (refer Note 1(j))

**(i)    Combination of financial instruments**

Financial instruments entered into concurrently, in contemplation of each other and with the same counterparty are typically combined into a single financial instrument unless there is a substantive business purpose or economic need to report the transactions separately.

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**1    ACCOUNTING POLICIES (continued)**

**(j)    Tangible assets and depreciation**

Tangible assets are measured at cost less accumulated depreciation and any accumulated impairment losses. Impairment is assessed in accordance with Note 1(m). Depreciation is recognised on a straight-line basis over the assets' expected useful life as follows:

| | |
|---|---|
| Long lease property | Over the life of the lease |
| Furniture and equipment | Five to ten years |
| Certain IT Equipment | Three to Five years |
| | Not depreciated until completed and transferred to asset |
| Construction in progress | categories above |
| Right-of-use asset | Usually over the lease term |

Refer Note 1(r) for further information on right-of-use assets.

**(k)    Intangible assets**

**Software**

Software acquired by the Company are measured at cost less accumulated amortisation and any accumulated impairment losses. Software are generally amortised over a useful life of 3 to 5 years. Amortisation is presented as "general and administrative expenses" within the Statement of Comprehensive Income.

Internally generated software are generally expensed as incurred with following exceptions:

- The Company capitalises software development costs where the software is technically and commercially feasible, the Company has intention and ability to complete the development, and the Company has control over the software's future economic benefits; and
- The Company recognises upfront costs incurred for the right to use internally developed software it does not control as "other debtors". These assets do not meet the IAS 38 definition of intangible assets.

Costs incurred in relation to fixed-term or cancellable non-perpetual license agreements are not capitalised and are expensed in profit and loss over the period to which they relate.

**(l)    Investments in subsidiaries and group companies**

Investments in subsidiary undertakings, group companies and entities under common control are stated at cost less amounts written off where there has been impairment in value.

**(m)    Impairment of non-financial assets**

The Company assesses at each reporting date whether there is an indication that a non-financial asset may be impaired. The impairment loss is determined by comparing the carrying amount with the estimated recoverable amount of the asset. The recoverable amount is the higher of the asset's or the cash-generating unit's fair value less costs to sell and value in use. Where the carrying amount exceeds the recoverable amount, the asset is deemed impaired and is written down to its recoverable amount.

**1      ACCOUNTING POLICIES (continued)**

**(n)      Provisions**

Provisions are recognised when the Company has a present obligation (legal or constructive) as a result of a past event, when it is probable that an outflow will be required to settle the obligation and when a reliable estimate can be made of the amount of the obligation.

The amount recognised is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation.

No further information is provided in relation to the Company's accounting policy for provisions because it may seriously prejudice the outcome of the matters to which the provision relates to.

**(o)      Foreign currency translation**

The financial statements are presented in USD which is also the Company's functional currency.

Transactions in currencies other than USD are initially translated into USD at the spot exchange rate at the date of the transaction, and subsequently re-measured using:
  •   Current spot exchange rates for monetary assets and liabilities;
  •   Historical spot exchange rates for non-monetary assets and liabilities; and
  •   Appropriate weighted average exchange rates for income and expenses.

Foreign currency differences arising on transactions, together with exchange gains/losses from trading activities, are recognised in profit and loss.

**(p)      Taxation**

Income tax expense comprise current and deferred tax. It is recognised in profit or loss except for items recognised directly in equity or OCI or in relation to a business combination.

Current tax liabilities (assets) are measured at the amount expected to be paid to (recovered from) taxation authorities, using the tax rates and laws enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are recognised for temporary differences at the reporting date between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets are recognised to the extent it is probable that future taxable profit will be available to allow it to be utilised and is reviewed and adjusted at each reporting date to reflect this. Deferred tax assets and liabilities are measured at tax rates expected to apply in the year when the asset is realised or liability is settled, using the tax rates and laws enacted or substantively enacted at the reporting date.



**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**1      ACCOUNTING POLICIES (continued)**

**(q)     Pension costs**

The Company's defined benefit plan obligations is determined using the projected unit credit method, which attributes entitlement to benefits at the date the plan closed to the current period to determine the present value of the defined benefit obligation and is based on actuarial advice. Past service costs are recognised in profit and loss at the earlier of when the plan amendment or curtailment occurs or when related restructuring costs are recognised. When a settlement (eliminating all obligations for benefits already accrued) occurs, the obligation and related plan assets are remeasured using actuarial assumptions at the date of the settlement and the resultant gain or loss is recognised in other comprehensive income during the period in which the settlement occurs.

The net interest income or expense is calculated by applying the discount rate on the net defined benefit liability or asset respectively and recognised in profit and loss. It is determined by applying the discount rate to the opening net defined benefit liability or asset, taking into account any changes in the net defined benefit liability or asset during the year.

Remeasurements of the net defined benefit liability or asset comprising of actuarial gains and losses, the return on plan assets excluding amounts recognised as net interest and the effect of the asset ceiling are recognised in full in other comprehensive income.

The defined benefit pension asset or liability in the Statement of Financial Position comprises the total of the present value of the defined benefit obligation (using a discount rate based on high quality corporate bonds that have been rated at AA or equivalent status and broadly consistent term to the liabilities) less the fair value of plan assets out of which the obligations are to be settled directly. Fair value is based on market price information and in the case of quoted securities is the current bid price. Where the Company purchased insurance policies to cover a benefit obligation, the value of insurance policies is equal to the value of the related obligation.

Any net defined benefit surplus is limited to the present value of available refunds and reductions in future contributions to the plan.

The defined benefit liability is shown on the Statement of Financial Position gross of deferred tax.

**(r)     Share-based payments and other deferred compensation plans**

The Company and the ultimate holding company of the Nomura Group, NHI grants share-based and similar deferred compensation awards to Directors and employees of the Company in exchange for providing employment services to the Company. Such awards are classified as either equity-settled or cash-settled transactions depending on the terms of the award.

Awards such as Stock Acquisition Rights ("SARs") issued by NHI which are expected to be settled by the delivery of NHI common stock are classified as equity-settled transactions. For these awards, total compensation cost is generally fixed at grant date and measured using the grant-date fair value of the award, net of any amount the employee is obligated to pay and estimated forfeitures.



**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**1    ACCOUNTING POLICIES (continued)**

**(s)    Share-based payments and other deferred compensation plans (continued)**

The cost of equity-settled transactions issued and settled by NHI is recognised in profit and loss, together with a corresponding increase in reserves, representing the contribution received from NHI, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the 'vesting date'). The cumulative expense recognised for equity-settled transactions at each Statement of Financial Position date until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the profit and loss account for a period represents the movement in the cumulative expense recognised as at the beginning and end of that period.

Awards such as Notional Stock Units ("NSUs") and Collared Notional Stock Units ("CSUs") which are expected to be settled in cash are classified as cash-settled transactions. Other awards such as Notional Index Units ("NIUs") which are linked to a world stock index quoted by Morgan Stanley Capital International and which are expected to be cash settled are also effectively classified as cash-settled transactions. Cash-settled transactions are remeasured to fair value at each Statement of Financial Position date, net of estimated forfeitures with the final measurement of cumulative compensation cost equal to the settlement amount. Similar to the equity-settled transactions, compensation cost is recognised in profit and loss over the vesting period.

All awards include "Full Career Retirement" provisions which permit recipients of the awards to continue to vest in the awards upon voluntary termination if certain criteria based on corporate title and length of service within Nomura are met. The vesting period for these awards ends on the earlier of the contractual vesting date and the date that the recipient becomes eligible for Full Career Retirement.

**(t)    Leases**

The Company assesses whether a contract is or contains a lease at inception.

**As a lessee**

For a lease other than a short-term or low-value lease, the Company recognises a lease liability within "other creditors" and a right-of-use (ROU) asset within "tangible assets" on lease commencement date in the Statement of Financial Position. The lease liability is initially measured at present value of unpaid lease payments, discounted using the Company's incremental borrowing rate, and subsequently at amortised cost. The ROU asset is initially measured at the lease liability amount plus initial direct costs incurred and lease prepayments net of lease incentives received. Refer Note 1(j) for subsequent measurement of ROU asset.

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**1      ACCOUNTING POLICIES (continued)**

**(t)     Leases (continued)**

**As a lessor**

The Company assesses whether a lease is an operating or finance lease at lease inception based on whether it has transferred substantially all risks and rewards incidental to ownership of the underlying asset.

Where the Company is an intermediate lessor and has classified the sub-lease as a finance lease, it derecognises the related head-lease ROU asset and recognises a net investment in lease with any difference presented in the Statement of Comprehensive Income as "Other interest and similar income". The net investment in lease is initially measured as the present value of lease payments receivable discounted at the appropriate incremental borrowing rate and subsequently at amortised cost subject to IFRS 9 impairment and derecognition requirements (refer Note 1(d)(viii) and (x)).

**(u)     Cash and cash equivalent**

Cash and cash equivalents as referred to in the cash flow statement comprises cash, demand deposits with banks and unrestricted overnight balances with central banks . Cash equivalents are short-term, highly liquid investments with an original maturity of three months or less, that are readily convertible to known amounts of cash and that are subject to insignificant risk of changes in value.

**(v)     Reserves**

The Company has the following reserve accounts:

- Share premium: account comprises the capital raised in share issues that exceeds the nominal value of the shares.
- Capital redemption reserve: statutory, non-distributable reserve into which amounts are transferred following a redemption of the Company's own shares.
- Share-based payment reserve: reserve recognised for the cost of equity-settled transactions which are charged to profit and loss (refer Note 1(q)).
- Other reserve: reserve contains foreign currency gains and losses arising from the translation of the Company's net investment in foreign operations.

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**2    TRADING PROFIT**

All of the Company's trading profit is derived from Wholesale, comprising trading and sales in fixed income, equity products and related derivatives, investment banking services, principal, corporate asset finance and private equity, to which all net assets are attributable.

**a. Segmental Analysis**

The trading profit is attributable to the following revenue streams:

| | Year Ended 31 March 2023 $'000 | Year Ended 31 March 2022 $'000 |
|---|---|---|
| Net fees and commissions | 332,124 | 686,128 |
| Principal transactions | 544,577 | 7,659 |
| Other revenues[1] | 641,537 | 545,853 |
| Less : attributable transaction expenses[1] | (98,361) | (150,862) |
| Trading profit | 1,419,877 | 1,088,778 |

$1,130,471,976 (2022: $750,899,392) of the trading profit in the year ended 31 March 2023 is attributable to EMEA and $289,404,844 (2022: $337,877,431) to offshore markets. Due to the integrated nature of the Company's business, it is not meaningful to provide a geographical split of the Company's total assets.

[1] Attributable transaction expenses' excludes sales credit expense to other Nomura Group entities. Sales credit expenses are included in 'general and administrative expenses' whereas sales credit income are included in 'other revenues'.

**b. Analysis of net fee and commission income:**

| | Year Ended 31 March 2023 $'000 | Year Ended 31 March 2022 $'000 |
|---|---|---|
| Brokerage commissions | 176,975 | 406,847 |
| Arrangement fees | 31,881 | 134,770 |
| Advisory | 78,484 | 77,491 |
| Other fees | 44,783 | 67,020 |
| Net fees and commissions | 332,123 | 686,128 |

**2    TRADING PROFIT (CONTINUED)**

**c. Analysis of principal transactions by financial instrument type:**

| | Year Ended 31 March 2023 $'000 | Year Ended 31 March 2022 $'000 |
|---|---:|---:|
| Financial instruments held for trading | 477,387 | (168,650) |
| Financial instruments at fair value through profit and loss | 67,190 | 176,309 |
| Principal transactions | 544,577 | 7,659 |

**d. Analysis of financial instruments held for trading by product type:**

The net gain / (loss) from trading in financial assets and financial liabilities shown in profit and loss includes the following:

| | Year Ended 31 March 2023 $'000 | Year Ended 31 March 2022 $'000 |
|---|---:|---:|
| Bond and equity derivatives | (650,092) | (1,248,566) |
| Convertible bonds | (129,699) | (305,943) |
| Equities | (201,391) | (661,114) |
| Warrants | 85 | 3,124 |
| Bank and corporate bonds | (419,775) | 403,037 |
| Government bonds | 1,018,937 | 185,638 |
| Interest rate derivatives | 921,503 | 1,512,372 |
| Currency derivatives | (40,401) | (76,856) |
| Credit derivatives | (21,780) | 19,658 |
| | 477,387 | (168,650) |

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**3    INTEREST INCOME AND EXPENSE**

Analysis of total interest income and expense by financial instrument type:

| | Year Ended 31 March 2023 $'000 | Year Ended 31 March 2022 $'000 |
|---|---|---|
| **Interest income calculated using the effective interest method** | | |
| Cash and short-term funds | 96,639 | 89,882 |
| | 96,639 | 89,882 |
| **Other interest and similar income** | | |
| Secured financing transactions[1] | 2,352,367 | 1,300,853 |
| Financial instruments at fair value through profit and loss | 93,362 | 172,978 |
| Other | 21,390 | 4,300 |
| | 2,467,118 | 1,478,131 |

| | Year Ended 31 March 2023 $'000 | Year Ended 31 March 2022 $'000 |
|---|---|---|
| **Interest expense calculated using the effective interest method** | | |
| Overdrafts and loans | (319,371) | (114,998) |
| | (319,371) | (114,998) |
| **Other interest and similar expenses** | | |
| Secured financing transactions[2] | (2,286,203) | (1,345,877) |
| Financial instruments at fair value through profit and loss | (19,468) | (17,606) |
| Other | (58,046) | (70,432) |
| | (2,363,718) | (1,433,915) |

[1] Includes $53m (2022: $901m) of interest income on securities lent and repurchase agreements with negative interest rates for the year ended 31 March 2023.

[2] Includes $39m (2022: $873m) of interest expense on securities borrowed and reverse repurchase agreements with negative interest rates for the year ended 31 March 2023.

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**4    PROFIT/(LOSS) BEFORE TAXATION**

Profit/(Loss) on ordinary activities before tax for the Company is stated after charging/(crediting):

|  | Year Ended 31 March 2023 $'000 | Year Ended 31 March 2022 $'000 |
|---|---:|---:|
| Wages, salaries and other personnel costs | 545,762 | 544,131 |
| Provisions for litigation | (73,368) | 1,164 |
| Social security costs | 59,471 | 61,570 |
| Pension cost - defined benefit contribution | 23,902 | 25,717 |
| Depreciation and amortisation (note 11 & 12) | 9,027 | 10,229 |
| Depreciation on right-of-use assets | 1,110 | 32,009 |
| Software expenses | 64,232 | 57,712 |
| Auditors remuneration including expenses |  |  |
|   - Audit | 4,146 | 2,227 |
|   - Audit-related assurance services | 464 | 572 |
| Interest receivable from Nomura Group undertakings | (838,415) | (435,117) |
| Interest payable to Nomura Group undertakings | 1,047,177 | 482,146 |

In addition to the audit fee shown above, an amount of $998,587 (2022: $1,394,829) was borne by NHI.

**5    CREDIT IMPAIRMENT RELEASE**

|  | Year Ended 31 March 2023 $'000 | Year Ended 31 March 2022 $'000 |
|---|---:|---:|
| Stage 1: 12-month ECL | 22 | 241 |
|   - Other debtors | 396 | 5 |
|   - Commitments and financial guarantees | (374) | 236 |
| Stage 2: Lifetime ECL – not credit-impaired | (1,236) | (1,206) |
|   - Other debtors | (668) | (1,494) |
|   - Commitments and financial guarantees | (568) | 288 |
| Stage 3: Lifetime ECL credit impaired | - | - |
|   - Other debtors | - | - |
|  | (1,214) | (965) |

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**6 DEFINED BENEFIT PENSION SCHEME**

A valuation of the defined benefit pension scheme was undertaken at 31 March 2023 by a qualified independent actuary employed by Isio Group Limited, by rolling forward the results of the full actuarial valuation as at 31 March 2021.

During the year ended 31 March 2023, the Company made no additional contributions and the fund remained in surplus.

As the plan closed to all future accrual with effect 31 October 2005, there is no future benefit accrual and therefore no surplus is to be recognised in the Company's Statement of Financial Position. The expected employer's contribution to the Company's defined benefit pension scheme for year ended 31 March 2023 is nil (2022: nil). The Trustees have historically insured their pensioner amounts using a buy-in insurance contract with Aviva. More recently, the Trustees have extended their policy of insuring the pure defined benefit liabilities in the scheme by the purchase of a bulk annuity policy with Pension Insurance Corporation.

The major assumptions used by the actuary to calculate the defined benefit liability are set out below:

| | Year Ended 31 March 2023 % | Year Ended 31 March 2022 % |
|---|---|---|
| Rate of increase in pensions in payment | 3.55 | 3.86 |
| Rate of increase in pensions in deferment | 3.25 | 3.36 |
| Discount rate | 4.75 | 2.64 |
| Consumer Price Inflation assumption | 3.25 | 3.36 |

Life expectancy from mortality tables used to determine benefit obligations at:

| | Year Ended 31 March 2023 Years | Year Ended 31 March 2022 Years |
|---|---|---|
| Male Member age 60 (life expectancy at age 60) | 28.8 | 28.8 |
| Male Member age 40 (life expectancy at age 60) | 30.8 | 30.7 |
| Female Member age 60 (life expectancy at age 60) | 31.6 | 31.5 |
| Female Member age 40 (life expectancy at age 60) | 33.3 | 33.3 |

**6    DEFINED BENEFIT PENSION SCHEME (CONTINUED)**

The assets and liabilities of the scheme and the expected long-term rates of return were:

|  | % | Year Ended 31 March 2023 $'000 | % | Year ended 31 March 2022 $'000 |
|---|---|---|---|---|
| L&G Gilt Indices | 4.75 | 23,681 | 2.64 | 17,957 |
| Diversified growth funds | 4.75 | - | 2.64 | 11,364 |
| Cash | 4.75 | 331 | 2.64 | 1,338 |
| Annuities | 4.75 | 171,667 | 2.64 | 255,631 |
| Market value of assets |  | 195,680 |  | 286,290 |
| Present value of scheme liabilities |  | (180,729) |  | (263,357) |
| Surplus in the scheme |  | 14,951 |  | 22,933 |
| Effect of surplus cap |  | (14,951) |  | (22,933) |
| Recoverable deficit in the scheme |  | - |  | - |
| Deferred tax asset |  | - |  | - |
| Net pension liability |  | - |  | - |

The fair values of the equities and diversified growth funds are determined via quoted prices.

The Company does not recognise the pension surplus as an asset as an unconditional right to a refund does not exist. The right to a refund requires the approval of the third party plan trustees and as such is contingent upon factors beyond the Company's control. To the extent the right is contingent, no asset is recognised. The Trustees of the Pension Scheme carry out a triennial actuarial valuation of the assets and liabilities. The latest annual update as at 31 March 2022 indicated a funding surplus of $11m, which was less than the accounting surplus for the same period. This was primarily due to more prudent assumptions used in the Trustees' funding calculations.

Following a confirmatory judgement in the Lloyds Banking Group case in October 2018, pension schemes with any Guaranteed Minimum Pension ("GMP") earned between 17 May 1990 and 5 April 1997 are now required to pay fully sex-equalised benefits. In anticipation of this, an estimated liability of $3.1m was recognised during the year ended 31 March 2019.

A further judgement in November 2020 confirmed that pensions schemes retained a liability to pay fully sex-equalised benefits in respect of GMP earned between 17 May 1990 and 5 April 1997 even when those benefits have since been transferred out of the scheme. A further estimated liability of $0.9m was therefore recognised during the year ended 31 March 2021. There have been no further adjustments to these liabilities for GMP equalisation in the 31 March 2023 disclosures.

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**6    DEFINED BENEFIT PENSION SCHEME (CONTINUED)**

The amount charged to other finance income:

|  | 31 March 2023 $'000 | 31 March 2022 $'000 |
|---|---|---|
| **Amount charged to other finance income** | | |
| Interest income on pension scheme assets | 6,815 | 6,159 |
| Interest cost on pension scheme liabilities | (6,262) | (5,742) |
| Interest on the effect of asset ceiling | (552) | (417) |
| Net Interest | - | |

The amounts recognised in the statement of comprehensive income for the year are set out below:

|  | 31 March 2023 $'000 | 31 March 2022 $'000 |
|---|---|---|
| Actual return on pension scheme assets less interest | (70,947) | (28,670) |
| Actuarial (loss) / gains arising on pension scheme liabilities | 68,382 | 30,030 |
| Actuarial gains / (losses) before adjustment due to movement in surplus cap | (2,566) | 1,360 |
| Adjustment due to movement in surplus cap | 2,566 | (1,360) |
| Actuarial loss recognised in other comprehensive income | - | |

The defined benefit pension scheme has no effect on the net assets and reserves of the Company (2022: no effect). Analysis of movements in benefit obligation and plan assets during the year:

|  | Year ended 31 March 2023 $'000 | Year ended 31 March 2022 $'000 |
|---|---|---|
| **Change in benefit obligations** | | |
| Benefit obligations at beginning of year | (263,357) | (311,527) |
| Other remeasurement changes | (4,415) | - |
| Interest cost | (6,262) | (5,742) |
| Actuarial (losses) / gains | 68,382 | 30,030 |
| Benefits paid | 7,333 | 10,855 |
| Foreign currency exchange gains / (loss) | 17,590 | 13,027 |
| Benefit obligations at end of year | (180,729) | (263,357) |

|  | Year ended 31 March 2023 $'000 | Year ended 31 March 2022 $'000 |
|---|---|---|
| **Change in plan assets** | | |
| Fair value of plan assets at beginning of year | 286,289 | 333,757 |
| Interest income on plan assets | 6,815 | 6,159 |
| Actuarial gains / (losses) | (70,947) | (28,670) |
| Benefits paid from plan | (7,333) | (10,855) |
| Foreign currency exchange (losses) / gains | (19,143) | (14,101) |
| Fair value of plan assets at end of year | 195,681 | 286,290 |

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**6      DEFINED BENEFIT PENSION SCHEME (CONTINUED)**

**Sensitivity analysis of significant actuarial assumptions**

The table below presents a sensitivity analysis for each significant actuarial assumption showing how the defined benefit obligation would be affected by changes in the relevant actuarial assumption that were reasonably possible at the Statement of Financial Position date. Unforeseen circumstances may arise, which could result in variations that are outside the range of alternatives deemed reasonably possible. This sensitivity analysis applies to the defined benefit obligation and not to the net defined benefit asset / (liability) in its entirety. Caution should be used in extrapolating the sensitivities below to the overall impact on the defined benefit obligation as the sensitivities may not be linear.

|  | Year ended 31 March 2023 $'000 | Year ended 31 March 2022 $'000 |
|---|---|---|
| Discount rate applied to scheme liabilities |  |  |
| Increase by 0.1% | (20,552) | (37,130) |
| Decrease by 0.1% | 26,622 | 49,234 |
| Inflation assumption |  |  |
| Increase by 0.1% | 12,669 | 23,209 |
| Decrease by 0.1% | (14,882) | (25,540) |
| Life expectancy |  |  |
| Increase by 1 Year | 4,195 | 8,390 |
| Decrease by 1 Year | (4,245) | (8,313) |

The sensitivity analyses are based on a change in one assumption while holding all other assumptions constant, so that interdependencies between the assumptions are excluded. Maturity profile of defined benefit pension scheme:

|  | Year ended 31 March 2023 $'000 | Year ended 31 March 2022 $'000 |
|---|---|---|
| **Defined benefit obligation** |  |  |
| Current pensioners | 91,693 | 118,052 |
| Deferred pensioners | 89,035 | 145,305 |
|  | **Years** | **Years** |
| **Weighted average age** |  |  |
| Current pensioners | 69.0 | 67.0 |
| Deferred pensioners | 59.0 | 58.0 |
| **Duration** |  |  |
| Current pensioners | 12.0 | 15.5 |
| Deferred pensioners | 15.0 | 21.5 |

**7      INCOME TAX**

**Tax expense**

|  | Year ended<br>31 March 2023<br>$'000 | Year ended<br>31 March 2022<br>$'000 |
|---|---|---|
| **Current taxation** | | |
| UK Corporation tax charge/(credit) | (7,250) | (22,301) |
| Adjustment in respect of prior years | 1 | 1,031 |
| Current tax charge/(credit) | (7,249) | (21,270) |
| **Deferred taxation** | | |
| Origination and reversal of temporary differences | - | 2 |
| Effect of changes in tax rates | - | (2) |
| Adjustment in respect of prior years | - | |
| Deferred tax charge/(credit) | - | |
| Tax credit in the profit and loss account | (7,249) | (21,270) |

**Tax reconciliation**

The tax charged to the income statement differs from the tax charge that would be if it had been calculated by reference to the UK corporation tax rate as follows:

|  | Year ended<br>31 March 2023<br>$'000 | Year ended<br>31 March 2022<br>$'000 |
|---|---|---|
| Profit/(Loss) before Taxation | **1,172** | **(393,484)** |
| UK corporation tax charge/(credit) at 19% (2022: 19%) | 223 | (74,762) |
| Expenses not deductible and income not taxable for tax | (14,688) | (282) |
| Loss carry back | - | (4,448) |
| Group relief to group entities charged at a rate different to the UK corporation tax rate | 3,872 | 5,292 |
| Adjustment to previously unrecognised deferred tax assets | - | - |
| Current year movement in unrecognised deferred tax assets | 3,343 | 51,901 |
| Effect of tax rate change | - | (2) |
| Adjustment in respect of prior years | 1 | 1,031 |
| Tax charge/(credit) in income statement | (7,249) | (21,270) |

**7      INCOME TAX (CONTINUED)**

**Movement of recognised deferred tax assets and liabilities**

| | Trade losses | Transitional adjustments | Deferred emoluments | Total |
|---|---|---|---|---|
| | $'000 | $'000 | $'000 | $'000 |
| Asset / (Liability) as at beginning of FY | 62 | (62) | - | - |
| Income statement | (62) | 11 | 51 | - |
| Asset / (Liability) as at 31 March 2023 | - | (51) | 51 | - |

**(b) Unrecognised deferred tax assets and (liabilities)**

| | 31 March 2023 | 31 March 2022 |
|---|---|---|
| | $'000 | $'000 |
| Unused trade losses | 1,058,403 | 1,097,825 |
| Unused capital losses | - | 171 |
| Decelerated capital allowance | 194,360 | 150,422 |
| Deferred emoluments | 5,341 | 5,976 |
| Share-based payment | 19,050 | 20,439 |
| Total unrecognised deferred tax assets | 1,277,154 | 1,274,833 |

Finance Act 2021, enacted on 10th June 2021, increases the headline corporation tax rate from 19% to 25% on 1 April 2023. Deferred tax assets and liabilities as at the balance sheet date are calculated by reference to the most appropriate enacted rates as at 31 March 2023.

Under UK tax rules, unused trade losses can be carried forward indefinitely. The amount of current year taxable profits that can be relieved by unused tax losses incurred by 31 March 2015 is restricted to 25% of such profits. The utilisation of unused trade losses incurred on or after 1 April 2015 against current year taxable profits is restricted to 50% of such profits subject to an annual £5 million allowance. Trade losses incurred on or after 1 April 2017 and carried forward to subsequent years can be surrendered as group relief subject to the 50% restriction and the annual £5 million allowance.

The Company has unused trade losses of $4.2 billion (2022: $4.4 billion). A deferred tax asset of $1.1 billion (2022: $1.1 billion) is not recognised in respect of the unused trade losses due to uncertainty surrounding the availability of future taxable profits.

The Company has unused capital losses of $0 million (2022: $0.7 million) that is available to set off against future chargeable gains. A deferred tax asset of $0 million (2022: $0.1 million) is not recognised in respect of the unused capital losses due to uncertainty surrounding the availability of future chargeable gains.

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

8    FINANCIAL INSTRUMENTS

**Analysis of the Company's financial assets and financial liabilities:**

| | 2023 | 2023 | 2023 | 2023 | 2023 |
|---|---|---|---|---|---|
| | **Held for Trading** $'000 | **Mandatorily at FVPL** $'000 | **Designated at FVPL** $'000 | **Amortised Cost** $'000 | **Total** $'000 |
| **Financial assets** | | | | | |
| Cash and cash equivalent | - | - | - | 4,370,133 | 4,370,133 |
| Financial assets held for trading | 161,122,091 | - | - | - | 161,122,091 |
| Investment time deposits | - | - | - | 59,538 | 59,538 |
| Collateral posted for securities purchased under agreements to resell | - | 59,396,350 | - | - | 59,396,350 |
| Collateral posted for securities borrowed | - | 5,706,334 | - | - | 5,706,334 |
| Financial investments | - | 10,661 | - | - | 10,661 |
| Other debtors | - | 3,544,151 | - | 11,016,088 | 14,560,240 |
| | 161,122,091 | 68,657,496 | - | 15,445,759 | 245,225,346 |
| **Financial liabilities** | | | | | |
| Financial liabilities held for trading | (153,624,600) | - | - | - | (153,624,600) |
| Other creditors | - | - | (1,449,384) | (15,372,651) | (16,822,035) |
| Collateral received for securities sold under agreements to repurchase | - | - | (48,385,645) | - | (48,385,645) |
| Collateral received for securities loaned | - | - | (4,204,053) | - | (4,204,053) |
| Creditors (amounts falling due after more than one year) | - | - | (302,067) | (16,540,518) | (16,842,585) |
| | (153,624,600) | - | (54,341,149) | (31,913,169) | (239,878,918) |

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**8      FINANCIAL INSTRUMENTS (CONTINUED)**

| | 2022 | 2022 | 2022 | 2022 | 2022 |
|---|---|---|---|---|---|
| | **Held for trading** | **Mandatorily at FVPL** | **Designated at FVPL** | **Amortised Cost** | **Total** |
| | **$'000** | **$'000** | **$'000** | **$'000** | **$'000** |
| **Financial assets** | | | | | |
| Cash and cash equivalent | - | - | - | 5,487,226 | 5,487,226 |
| Financial assets held for trading | 136,337,353 | - | - | - | 136,337,353 |
| Investment time deposits | - | 2,130 | - | 118,839 | 120,969 |
| Collateral posted for securities purchased under agreements to resell | - | 57,573,224 | - | - | 57,573,224 |
| Collateral posted for securities borrowed | - | 8,902,337 | - | - | 8,902,337 |
| Financial investments | - | 19,894 | - | - | 19,894 |
| Other debtors | - | 2,556,262 | - | 14,166,126 | 16,722,388 |
| | 136,337,353 | 69,053,847 | - | 19,772,191 | 225,163,391 |
| **Financial liabilities** | | | | | |
| Financial liabilities held for trading | (131,151,634) | - | - | - | (131,151,634) |
| Other creditors | - | - | (1,096,017) | (17,873,174) | (18,969,191) |
| Collateral received for securities sold under agreements to repurchase | - | - | (46,221,685) | - | (46,221,685) |
| Collateral received for securities loaned | - | - | (7,521,241) | - | (7,521,241) |
| Creditors (amounts falling due after more than one year) | - | - | (106,593) | (15,767,700) | (15,874,293) |
| | (131,151,634) | - | (54,945,536) | (33,640,874) | (219,738,044) |

**8      FINANCIAL INSTRUMENTS (CONTINUED)**

**Analysis of the Company's financial assets and financial liabilities classification (continued)**

Included within the financial instruments at amortised cost above are the following positions with fellow Nomura Group undertakings:

|  | **2023**<br>**$'000** | **2022**<br>**$'000** |
|---|---:|---:|
| **Financial assets** | | |
| Investment time deposits | - | 32,000 |
| Other debtors | 2,339,234 | 3,846,765 |
| | 2,339,234 | 3,878,765 |
| **Financial liabilities** | | |
| Other creditors | (3,977,706) | (6,837,502) |
| Creditors:amounts falling due after more than one year | (16,466,960) | (15,674,844) |
| | (20,444,666) | (22,512,346) |

**Analysis of the Company's financial assets and financial liabilities by product type**

The following table analyses the Company's held at fair value through profit and loss financial assets and liabilities by product type:

|  | **2023**<br>**$'000** | **2022**<br>**$'000** |
|---|---:|---:|
| **Financial assets** | | |
| Equity securities | 6,417,422 | 6,379,254 |
| Debt securities and loans | 5,710,292 | 4,339,267 |
| Derivatives | 148,994,377 | 125,618,833 |
| Collateral posted for securities purchased under agreements to resell | 59,396,350 | 57,573,224 |
| Collateral posted for securities borrowed | 5,706,334 | 8,902,337 |
| Other debtors | 3,544,151 | 2,556,262 |
| Financial investments | 10,661 | 19,894 |
| Investment time deposits | - | 2,130 |
| | 229,779,587 | 205,391,201 |
| **Financial liabilities** | | |
| Equity securities | (4,841,411) | (3,983,193) |
| Debt securities and loans | (1,121,421) | (1,791,925) |
| Derivatives | (147,661,768) | (125,376,517) |
| Other creditors | (1,449,384) | (1,096,017) |
| Collateral received for securities sold under agreements to repurchase | (48,385,645) | (46,221,685) |
| Collateral received for securities loaned | (4,204,053) | (7,521,241) |
| Creditors: amounts falling due after more than one year | (302,067) | (106,593) |
| | (207,965,749) | (186,097,171) |

8     **FINANCIAL INSTRUMENTS (CONTINUED)**

**Analysis of the Company's financial instruments by product type (continued)**

Included within the financial assets and liabilities held at fair value through profit and loss above are the following positions with fellow Nomura Group undertakings:

| | 2023<br>$'000 | 2022<br>$'000 |
|---|---:|---:|
| **Financial Assets** | | |
| Equity securities | 70,985 | 73,138 |
| Debt securities and loans | 23,312 | 17,403 |
| Derivatives | 102,761,602 | 70,663,278 |
| Collateral posted for securities purchased under agreements to resell | 24,328,813 | 25,573,180 |
| Collateral posted for securities borrowed | 2,759,392 | 5,055,673 |
| Other debtors | 340,599 | 307,455 |
| Investment time deposits | - | 2,130 |
| | 130,284,703 | 101,692,257 |
| **Financial Liabilities** | | |
| Equity securities | (293) | (13,592) |
| Debt securities | (11,380) | (15,417) |
| Derivatives | (102,209,001) | (71,354,433) |
| Other creditors | (211,099) | (165,929) |
| Collateral received for securities purchased under agreements to resell | (17,261,906) | (8,485,507) |
| Collateral received for securities borrowed | (694,936) | (3,519,497) |
| Creditors: amount falling due after more than 1 year | - | (3,832) |
| | (120,388,615) | (83,558,207) |



**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

8    FINANCIAL INSTRUMENTS (CONTINUED)

**The Role of Financial Instruments**

*Trading Activities*

Trading includes both customer-orientated activities and positions that are taken for the Company's own account. These two activities are managed together.

To meet the expected needs of its client base the Company maintains access to market liquidity, both by engaging in two way business with other market makers and by carrying an inventory of cash and derivatives products. The Company also takes its own positions in the interest rate, credit, equity and foreign exchange markets based on expectations of future client demand and its own views on the future direction of markets.

Within its trading activities, the Company employs standard market terms and conditions.

The financial instruments listed below are actively used by the Company. They are used both to facilitate customer business, for own account trading as well as to manage risk. In the ordinary course of business these products are valued on a mark to market basis, with the resulting income being recorded in trading profits.

| | |
|---|---|
| Cash Products | Government bonds, corporate bonds, asset backed bonds, convertible bonds and equities |
| Currency and Commodity Derivatives | Forward FX contracts, currency swaps, currency options, commodity forwards, commodity swaps and commodity options. |
| Interest Rate Derivatives | Interest rate swaps, forward rate agreements, forwards, options and combinations of these products. |
| Equity Derivatives | Single stock, equity, index and variance swaps, options, warrants and combinations of these products. |
| Credit Derivatives | Asset swaps, credit default swaps, credit options, credit baskets, credit linked notes, synthetic collateralised debt obligation ("CDO") tranches, CDO squared tranches and combinations of these. |

The interest rate, credit, equity and foreign exchange risks that arise from activities using these products are managed through the Company's financial risk management objectives and policies, which are described in more detail in the next section.

*Financing Activities*

The main unsecured funding sources used by the Treasury function include capital, intercompany borrowings and long term debt.

We typically fund trading activities on a secured basis through repurchase agreements. Re-financing risk is managed with a range of measures including transacting with a significant number of counterparties over various durations.

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

9    DERECOGNISED AND COLLATERALISED TRANSACTIONS

**Transfers of financial assets, including pledges of collateral**

The Company enters into transactions in the ordinary course of business resulting in the transfer of financial assets to third parties which may not result in the full derecognition of the assets under IFRS 9.

Financial asset transfers which do not result in derecognition predominantly result from secured financing transactions such as repurchase agreements or securities lending transactions. Under these types of transactions, the Company retains substantially all the risks and rewards associated with the transferred assets including market risk, issuer risk, credit risk and settlement risk. Financial assets may also be transferred, but not derecognised, as the risks and rewards associated with those assets continue to be retained by the Company through derivatives or similar instruments. In such cases, the financial asset continues to be recognised on the Statement of Financial Position with an associated liability representing the cash received on the transfer as a secured borrowing.

Such transactions are conducted under standard terms used by financial market participants as well as requirements determined by exchanges where the Company acts as intermediary. These transactions are conducted with counterparties subject to the Company's normal risk control processes. The counterparties have the right to resell or repledge the transferred financial assets under standard market agreements.

The carrying amount of financial assets sold or otherwise transferred which do not qualify for derecognition and continue to be recognised on the Statement of Financial Position are presented below:

|  | 2023 Financial assets $'000 | 2023 Financial liabilities $'000 | 2023 Difference $'000 |
|---|---|---|---|
| Collateral received for securities sold under agreements to repurchase | 1,080,667 | (1,038,705) | 41,962 |
| Collateral received for securities loaned | 2,599,740 | (2,408,140) | 191,600 |
|  | 3,680,407 | (3,446,845) | 233,562 |

|  | 2022 Financial assets $'000 | 2022 Financial liabilities $'000 | 2022 Difference $'000 |
|---|---|---|---|
| Collateral received for securities sold under agreements to repurchase | 1,102,852 | (1,091,325) | 11,527 |
| Collateral received for securities loaned | 2,712,545 | (2,350,363) | 362,182 |
|  | 3,815,397 | (3,441,688) | 373,709 |

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

9 **DERECOGNISED AND COLLATERALISED TRANSACTIONS (CONTINUED)**

**Continuing involvement**

In addition to the financial assets transferred but not derecognised and retained in their entirety on the Company's Statement of Financial Position outlined above, there are also a number of transactions in which the Company neither retains nor transfers substantially all the risks and rewards of the financial asset. As the Company retains control over those assets, it is considered to have a continuing involvement with those financial assets for accounting purposes.

Financial asset transfers which result in continuing involvement result from the partial retention of the risks and rewards associated with those assets by the Company through derivatives or similar instruments. In such cases, the financial asset continues to be recognised on Statement of Financial Position at the level of the Company's continuing involvement with a corresponding liability.

**Financial assets accepted as collateral**

Financial assets are accepted as collateral as part of reverse repurchases arrangements or securities borrowing transactions which the Company is permitted to sell or repledge under standard market documentation.

The fair value of financial assets accepted as collateral that the Company is permitted to sell or repledge in the absence of default is $276 billion (2022: $259 billion). Of this amount, $214 billion (2022: $199 billion) has been sold or repledged to comply with commitments under short sale transactions or in connection with financing activities. Included within these balances are $64 billion (2022: $62 billion) of balances due to fellow Nomura Group undertakings.

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**10   OTHER DEBTORS**

|  | 2023<br>$'000 | 2022<br>$'000 |
|---|---:|---:|
| Loans and advances | 3,503,052 | 2,948,840 |
| Trade debtors | 872,328 | 937,300 |
| Broker balances | 9,336,549 | 12,467,517 |
| Customer contract receivable | 32,989 | 38,369 |
| Accrued interest and dividends receivable | 279,381 | 77,613 |
| Prepayments and accrued income | 587,066 | 309,556 |
| Internally generated software | 121,093 | 113,158 |
|  | 14,732,458 | 16,892,353 |

Included within debtor balances above are the following balances due from fellow Nomura Group undertakings:

|  | 2023<br>$'000 | 2022<br>$'000 |
|---|---:|---:|
| Loans and advances | 111,377 | 229,181 |
| Trade debtors | 149,225 | 202,241 |
| Broker balances | 1,801,668 | 3,465,922 |
| Customer contract receivable | 25,355 | 4,369 |
| Accrued interest and dividends receivable | 84,370 | 8,498 |
| Prepayments and accrued income | 500,265 | 242,887 |
| Internally generated software | 121,093 | 113,158 |
|  | 2,793,353 | 4,266,256 |

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**11    TANGIBLE ASSETS**

| | Construction In Progress $'000 | Long Leasehold $'000 | Furniture & Equipment $'000 | ROU Assets - Buildings $'000 | Total $'000 |
|---|---|---|---|---|---|
| **Cost** | | | | | |
| At 1 April 2022 | 99 | 8,919 | 253,486 | 110,310 | 372,814 |
| Additions | - | - | 5,818 | - | 5,818 |
| Disposals | - | - | (35) | - | (35) |
| Others | (81) | - | (258) | (98,644) | (98,983) |
| At 31 March 2023 | 18 | 8,919 | 259,011 | 11,666 | 279,614 |
| **Depreciation** | | | | | |
| At 1 April 2022 | - | 7,370 | 236,889 | 104,017 | 348,276 |
| Charged during the year | - | 366 | 5,218 | 1,111 | 6,695 |
| Disposals | - | - | (19) | - | (19) |
| Others | - | - | - | (98,644) | (98,644) |
| At 31 March 2023 | - | 7,736 | 242,088 | 6,484 | 256,308 |
| **Carrying Amount** | | | | | |
| At 31 March 2023 | 18 | 1,183 | 16,923 | 5,182 | 23,306 |
| At 31 March 2022 | 99 | 1,549 | 16,597 | 6,293 | 24,538 |

**12    INTANGIBLE ASSETS**

| | Software $'000 | Total $'000 |
|---|---|---|
| **Cost** | | |
| At 1 April 2022 | 108,065 | 108,065 |
| Additions | 1,436 | 1,436 |
| At 31 March 2023 | 109,501 | 109,501 |
| **Amortisation** | | |
| At 1 April 2022 | 99,475 | 99,475 |
| Charged during the year | 3,443 | 3,443 |
| At 31 March 2023 | 102,918 | 102,918 |
| **Carrying Amount** | | |
| At 31 March 2023 | 6,582 | 6,582 |
| At 31 March 2022 | 8,590 | 8,590 |

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

### 13    INVESTMENT IN SUBSIDIARIES

|  | $'000 |
|---|---|
| <u>Cost</u> | |
| At 1 April 2022 | 4 |
| Impairment | - |
| Others | (4) |
| At 31 March 2023 | - |
| <u>Carrying amount</u> | |
| At 31 March 2023 | |
| At 31 March 2022 | 4 |

**<u>The investment in subsidiary undertakings represents the following:</u>**

| Subsidiary undertaking | Nature of business | Company address | Proportion of voting rights & ordinary share capital held |
|---|---|---|---|
| Nomura PB Nominees Limited | Investment | 1 Angel Lane, London EC4R 3AB, U.K. | 100% |
| Nomura Custody Nominee Limited | Investment | 1 Angel Lane, London EC4R 3AB, U.K. | 100% |
| Nomura D1 Nominee Limited | Investment | 1 Angel Lane, London EC4R 3AB, U.K. | 100% |
| Nomura Clearance and Settlement Nominees Limited | Investment | 1 Angel Lane, London EC4R 3AB, U.K. | 100% |
| Nomura RPS Limited | Company in liquidation | 1 Angel Lane, London EC4R 3AB, U.K. | 100% |
| Nomura Nominees Limited | Custody | 1 Angel Lane, London EC4R 3AB, U.K. | 100% |
| Nomura.com Limited | Dormant | 1 Angel Lane, London EC4R 3AB, U.K. | 100% |
| IBJ Nomura Financial Products (U.K.) PLC | Company in liquidation | PricewaterhouseCoopers LLP, 7 More London Riverside, London SE1 2RT, U.K. | 100% |
| Nomura London Retirement Benefits Plan Trustee Limited | Corporate Trustee | 1 Angel Lane, London EC4R 3AB, U.K. | 100% |
| Nomura Private Equity Investment GP Limited | Company in liquidation | 1 Angel Lane, London, EC4R 3AB, U.K. | 100% |
| Nomura Investment Solutions PLC-Nomura Fixed INC Risk | Investment | Nomura Investment Solutions plc, 32 Molesworth Street,Dublin 2, Ireland | 99.71% |
| Nomura Cross Asset Momentum UCITS Fund | Investment | Nomura Investment Solutions plc, 32 Molesworth Street,Dublin 2, Ireland | 97.65% |

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**13    INVESTMENT IN SUBSIDIARIES (continued)**

| Subsidiary undertaking | Nature of business | Company address | Proportion of voting rights & ordinary share capital held |
|---|---|---|---|
| Nomura Global High Yield Dynamic Duration UCITS Fund | Investment | Nomura Investment Solutions plc, 32 Molesworth Street,Dublin 2, Ireland | 39.42% |
| Sylph 1012, 1014, 1686, 1687, 1738, 1811, 1855, 1922 and 2001 | Securitisation | South Church Street, Ugland House, George Town, KY1-1104 | 100% |

**14    INVESTMENT IN GROUP COMPANIES**

|  | $'000 |
|---|---|
| **Cost** | |
| At 1 April 2022 | 13,101 |
| Additions | - |
| Disposals | - |
| At 31 March 2023 | 13,101 |
| **Carrying amount** | |
| At 31 March 2023 | 13,101 |
| At 31 March 2022 | 13,101 |

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**15    OTHER CREDITORS**

|  | 2023 $'000 | 2022 $'000 |
|---|---|---|
| Short-term borrowings | 1,824,489 | 3,395,264 |
| Overdrafts | 241,404 | 93,168 |
| Trade creditors | 3,529,945 | 2,877,649 |
| Broker balances | 10,517,618 | 12,222,076 |
| Other tax and social security payable | 30,646 | 30,446 |
| Accrued interest and dividends payable | 286,021 | 67,093 |
| Accruals and deferred income | 600,014 | 484,602 |
| Lease liabilities | 5,708 | 6,774 |
|  | 17,035,845 | 19,177,072 |

Included within creditor balances above are the following balances due to fellow Nomura Group undertakings:

|  | 2023 $'000 | 2022 $'000 |
|---|---|---|
| Short-term borrowings | 1,405,832 | 3,136,194 |
| Trade creditors | 138,120 | 133,964 |
| Broker balances | 2,240,697 | 3,516,786 |
| Accrued interest and dividends payable | 94,800 | 20,133 |
| Accruals and deferred income | 315,895 | 204,434 |
|  | 4,195,344 | 7,011,511 |

**16    CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR**

|  | 2023<br>$'000 | 2022<br>$'000 |
|---|---|---|
| Borrowings and other liabilities | 15,582,585 | 14,614,293 |
| Subordinated debt | 1,260,000 | 1,260,000 |
|  | 16,842,585 | 15,874,293 |

Included within creditor balances above are 2023: $16,466,960,035 (2022: $15,678,676,553) of balances due to fellow Nomura Group undertakings.

**Borrowings and other liabilities**

In compliance with the MREL requirement highlighted in Strategic Report under Regulatory update, the company issued $2.45bn senior debt to its parent entity NEHS, with the below term:

Nomura Europe Holdings PLC          07 Jun 2024          SOFR + 1.31%

**Subordinated debt agreements**

The amounts subject to subordinated loan agreements are wholly repayable as shown below:

| **Long term** | **Repayment<br>date** | **2023<br>$'000** | **2022<br>$'000** |
|---|---|---|---|
| Nomura Europe Holdings PLC | 04 Dec 2028 | 1,260,000 | 1,260,000 |
|  |  | 1,260,000 | 1,260,000 |

The legal nature of the subordinated loan differs from that usually associated with debt. In a winding up of the Company no amount will be paid in respect of the subordinated debt until all other creditors have been paid in full.

The interest rates on the subordinated loan are based on local inter bank borrowing rates and include a margin to reflect the subordination. Rates are generally fixed quarterly.

The rate of interest applicable to the loan with maturity greater than five years are as follows:

Nomura Europe Holdings PLC          04 Dec 2028          SOFR + 1.90%

**17    SHARE CAPITAL**

| | Number | Fully paid consideration |
|---|---|---|
| | '000 | $'000 |
| **2023** | | |
| **Authorised** | | |
| US Dollar Ordinary shares of $1 each | 3,241,227 | 3,241,227 |
| **Shares issued and fully paid** | | |
| US Dollar Ordinary shares of $1 each | 3,241,227 | 3,241,227 |
| **2022** | | |
| **Authorised** | | |
| US Dollar Ordinary shares of $1 each | 3,241,227 | 3,241,227 |
| **Shares issued and fully paid** | | |
| US Dollar Ordinary shares of $1 each | 3,241,227 | 3,241,227 |

**Reconciliation of number of shares outstanding at the beginning and end of the period**

| | 31 March 2022 | Number Reduced during the year | 31 March 2023 |
|---|---|---|---|
| **2023** | | | |
| US dollar Ordinary shares of $1 each | 3,241,226,555 | - | 3,241,226,555 |

| | 31 March 2021 | Number Reduced during the year | 31 March 2022 |
|---|---|---|---|
| **2022** | | | |
| US dollar Ordinary shares of $1 each | 11,241,226,555 | (8,000,000,000) | 3,241,226,555 |

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**18    RISK MANAGEMENT**

Nomura's business activities, the products and services it provides to its clients and the markets that it operates in are characteristic of a high level of sophistication and complexity, in turn exposing NIP to a complex set of inherent risks. Most of the risks in NEHS stem from activities in NIP and, as NIP consistently applies NEHS' risk management framework, the management of those risks are reflected in the remainder of the risk management section. The risks managed by NIP, and consequently NEHS, are categorised as follows:

**Financial Risks**

**Credit Risk** - The risk of loss from an obligor's default, insolvency or administrative proceeding which results in the obligor's failure to meet its contractual obligations in accordance with legal terms.

**Market Risk** - The risk of losses arising from fluctuations in values of financial assets or debts (including off-balance sheet items) due to fluctuations in market risk factors (interest rates, foreign exchange rates, prices of securities and others).

**Liquidity Risk** - The risk of loss arising from difficulty in securing the necessary funding or from a significantly higher cost of funding than normal levels due to deterioration of the Nomura Group's creditworthiness or deterioration in market conditions.

**Model Risk** - The risk of financial loss, incorrect decision making, or damage to the company's credibility arising from model errors or incorrect or inappropriate model application.

**Non-Financial Risks**

NEHS categorises non-financial risks as illustrated below and defines them in the Risk Appetite Statement.

- Reputational Risk
- Level 1 Operational Risks
  - Legal
  - Compliance
  - People
  - IT and Cyber Security
  - Business Resilience
  - Transaction Lifecycle
  - Fraud
  - Third Party
  - Prudential Risk Frameworks
  - Financial Reporting & Tax

**18    RISK MANAGEMENT (continued)**

**Other Risks**

**Strategic Risk** - The risk to current or anticipated earning, capital, liquidity, enterprise value, or NEHS's reputation arising from adverse business decisions, poor implementation of business decisions, or lack of responsiveness to change in the industry or external environment.

**Other Risks** - Climate related risks, algorithmic trading related risks, conduct risks and cross-border risks manifest themselves through one or a number of the other risk categories identified above. Other risks may arise from time to time with changes to the Company's strategy or changes in the external environment.

The PRA Rulebook Disclosure section requires the Company to publish both Pillar 3 and country by country reporting disclosures. This information has been made publicly available on the below website: https://www.nomuraholdings.com/company/group/europe/

**Risk management strategy**

The Company's risk strategy comprises a key component of the overall NHI risk strategy and is closely linked to that broader risk strategy. NEHS's risk strategy also considers its response to the risk environment and is represented in the following key messages:

- In its Risk Appetite Statement, NEHS sets out its appetite for the risks it is willing to take in pursuit of the business strategy and its risk management approach for those risks.
- NEHS follows a set of key risk management principles that underpin the approach to how risks are governed, managed and controlled and ensure NEHS meets, and exceeds where possible, industry standards in risk management. These principles are translated into specific requirements in detailed supporting policies and procedures.
- NEHS actively takes risk in support of the execution of its business strategy. NEHS seeks to expertly assess the risks that this exposes the firm to and ensure these risks are defined and then categorised appropriately.

**Risk management structure**

The Board of Directors of the Company is ultimately responsible for ensuring the maintenance of a sound system of internal controls and risk management that ensures risks are appropriately and effectively managed for NEHS.

- **The Board Risk Committee ("BRC")** provides challenge, oversight and scrutiny, in order to ensure that an effective internal control and risk management environment is maintained in respect of principal Enterprise Wide Risks.
- **The Enterprise Risk Committee** is established and chaired by the NEHS Chief Risk Officer ("CRO") to monitor and review financial and non-financial risks, as those are outlined in the NEHS Risk Management Framework.



18    RISK MANAGEMENT (continued)

Risk management structure (continued)

- **Three lines of defence (LOD) risk governance** model is adopted to ensure roles and responsibilities for the management of risk throughout the Company are clearly defined, communicated and widely understood. First LOD responsibilities are embedded across all functions as their activities give rise to some risks, e.g. non-financial risks. The second LOD functions provide objective review, advice and challenge to the first LOD: these include, but are not limited to, the Risk Management Division (for Financial Risks and Non-Financial Risks), the Legal, Compliance and Culture (LCC) Division (for Non-Financial Risks), and the Finance Division (for Liquidity Risk). The third LOD provides independent assurance on the activities of the first and second LODs. This consists of the Company's Internal Audit function.
- **The Risk Management Division** ensures effective risk governance through designing risk management policies for the firm as a whole and providing objective review and challenge to the first line of defence in their management of risks. The Risk Management Division responsibilities include monitoring and reporting of actual risk exposures against risk appetite and risk limits, as well as evaluating risk management governance established by the First Line.

The Risk Management Division comprises the following functions to manage the various types of risk that the Company is exposed to:

- **Market Risk Management**, which provides independent oversight, assessment and monitoring of market risks taken by the Company and includes the Stress Testing Group, which develops and performs various sensitivity and scenario analyses;
- **Stress Testing Group,** which develops and performs various sensitivity and scenario analyses;
- **Credit Risk Management,** which provides independent oversight, assessment and monitoring of credit risks taken by the Company;
- **Operational Risk Management,** which is responsible for and co-ordinates the Operational Risk Management Framework and oversees its implementation under the provision of the Global Operational Risk Management Policy.
- **New Business Group,** which is responsible for the approval process of new products and transactions to ensure that risks associated with these new products and transactions are identified and managed appropriately
- **Risk Methodology Group,** which is responsible for designing and building risk models that calculate potential losses incurred from a specific risk type and are used for regulatory or economic capital calculations, limit monitoring, trade approval, etc.
- **Model Risk Management,** which is responsible for assessing the appropriateness of financial and risk management models to ensure they are fit-for-purpose.

Methodology and the NEHS Head of Model Risk report into both the Global and Regional structures. Additionally, the NEHS CRO is a member of several Global and Regional Committees.

NEHS Group's capacity to take risk ('risk capacity') is determined by what constraints there are on the business; these include the available financial resources (for example regulatory capital and liquidity) and business conditions. NEHS Group's 'risk appetite' provides an expression of how much risk the Company is prepared to take within that risk capacity to support the business plan and strategy.

The risk appetite and risk limits for the NEHS Group, including the Company, include the following topics: capital adequacy, liquidity risk, market and credit risk, cross-border risk, model risk and non-financial risk.



**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**18 RISK MANAGEMENT (continued)**

**Risk management structure (continued)**

The risk appetite and risk limits for the NEHS Group, including the Company, are established at levels that are consistent with the cascaded Nomura Group risk appetite and risk limits. Lower level risk limits are used to manage the business at the more granular levels of the hierarchy in a manner that is consistent with the Company's risk appetite.

Some of the measures used for the risk appetite of the NEHS Group, including the Company, are calculated differently from those used in the Nomura Group's risk appetite in line with local regulations, and for some of the measures there are additional local regulatory requirements, so additional specific measures have been established at the NEHS Group level to ensure compliance.

The risk appetite statement for the NEHS Group, including the Company, is approved by the Board, and tracked and communicated to that forum on an ongoing basis. There is clear ownership and accountability for each category of risk and individual risk appetite measures. The risk appetite statement must be reviewed and updated at the beginning of each financial year in conjunction with the annual business planning process, and may also be reviewed and revised at any time in response to emerging risks or to significant changes in business and economic conditions, business strategy, competitive conditions or regulatory requirements.

Policies and procedures are essential tools of governance used by the Risk Management Division. They define principles, rules and standards, and the specific processes that must be adhered to in order to effectively manage risk at Nomura Group, including the Company. The Risk Management Division has established a risk policy framework to promote appropriate standards and consistency for risk policies and procedures and to articulate the principles and procedures conducive to effective risk management. All risk management policies and procedures are developed in line with this policy framework and a defined process is followed for any exceptions.

Development, consolidation, monitoring and reporting of risk management information ("risk MI") are fundamental to the appropriate management of risk. The aim of all risk MI is to provide a basis for sound decision-making, action and escalation as required. The Risk Management Division and the Finance Division are responsible for producing regular risk MI, which reflects the position of the NEHS Group, including the Company, relative to stated risk appetite. Risk MI includes information from across the risk classes defined in the risk management framework and reflects the use of the various risk tools used to identify and assess those risks. The Risk Management Division is responsible for implementing appropriate controls over data integrity for risk MI.

Finance Division

The Finance Division monitors compliance with internally and externally set regulatory limits and guidelines. The annual process for budgeting entity level capital needs is part of the Internal Capital Adequacy Assessment Process ("ICAAP") exercise which takes place in conjunction with the annual budget process. The setting of all current and budgeted capital requirements relating to U.K. regulated entities, including the Company, is coordinated and challenged by the Financial and Regulatory Control functions within EMEA Finance. The Financial and Regulatory Control functions are also responsible for monitoring compliance with capital usage limits to ensure capital adequacy targets are met.



**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**18    RISK MANAGEMENT (continued)**

**Risk management structure (continued)**

Treasury

Treasury is part of Finance, reporting to the Chief Financial Officer (CFO), and operates purely as a cost-centre - managing access to unsecured funding and making this available to the business, at cost. Treasury is responsible for assessing and monitoring liquidity risks, and ensuring appropriate liquidity reserves are held to protect against modelled outflows in stress. The Treasury funding team are responsible for maintaining a sufficient Liquidity Portfolio, held in the form of highly liquid, unencumbered securities and central bank deposits.

*Internal Audit Division*

The Nomura Group Internal Audit Department has responsibility to examine, evaluate and raise issues on the appropriateness and the effectiveness of the internal control of all business and operational activities.

The Group Head of Internal Audit has an independent reporting line to the Nomura Holdings Incorporated ('NHI') Audit Committee. In EMEA, the Head of Internal Audit has an independent reporting line to the Chairman of the Audit Committee of NEHS. The EMEA Head of Internal Audit also reports to the Group Head of Internal Audit and locally to the Chief Executive Officer of EMEA.

Internal Audit adopts a risk-based audit approach. A risk assessment is formally carried out annually using a globally agreed methodology and, where necessary, this is updated throughout the year as a result of continuous monitoring, on completion of audits and in response to internal or external events or incidents. The outcome of the Internal Audit risk assessment is used as a basis for determining the annual Audit Plan. Any regulatory or other required or expected audits are added to the Plan as well as any Management Requests or Special Projects initiated by Internal Audit, such as pre-implementation reviews, new business reviews or one-off assignments in response to significant changes in the regulatory or business environment. The annual Audit Plan is reviewed and approved by the NEHS Audit Committee.

Audit execution is also risk-based. Key controls are identified and a variety of techniques are used to evaluate the adequacy of the design and the effectiveness of the controls, including inquiry and observation, sample testing and, in some cases, substantive testing.

Internal Audit reports its findings and the agreed actions, target dates and responsible owners to the relevant Audit Committee(s), Senior Management and Line Management as appropriate. The status of outstanding action plans is reviewed regularly and reported to Management periodically. Internal Audit also performs validation work for significant issues which Management represents as having been completed.

The Audit Committee, a sub-committee of the Board, satisfies itself as to the adequacy and sufficiency of Internal Audit resources. A copy of the Internal Audit Charter is available upon request.

**Risk Appetite**

NEHS Group's capacity to take risk ('risk capacity') is determined by what constraints there are on the business; these include the available financial resources (for example regulatory capital and liquidity) and business conditions. NEHS Group's 'risk appetite' provides an expression of how much risk the Company is prepared to take within that risk capacity to support the business plan and strategy.

**18     RISK MANAGEMENT (continued)**

**Risk Appetite (continued)**

The risk appetite and risk limits for the NEHS Group, including the Company, includes the following topics: capital adequacy, liquidity risk, market and credit risk, cross-border risk, model risk and non-financial risk.

The risk appetite and risk limits for the NEHS Group, including the Company, are established at levels that are consistent with the cascaded Nomura Group risk appetite and risk limits. Lower level risk limits are used to manage the business at the more granular levels of the hierarchy in a manner that is consistent with the Company's risk appetite.

Some of the measures used for the risk appetite of the NEHS Group, including the Company, are calculated differently from those used in the Nomura Group's risk appetite in line with local regulations, and for some of the measures there are additional local regulatory requirements, so additional specific measures have been established at the NEHS Group level to ensure this compliance.

The metrics include, but are not limited to:

- Capital adequacy metrics, such as Tier 1 capital headroom above capital buffers, regulatory P&L, stressed capital ratio and economic capital ratio;
- Liquidity risk metrics, such as Maximum Cumulative Outflow under different scenarios, Liquidity Coverage Ratio;
- Market and credit risk metrics, such as economic capital;
- Operational risk metrics, such as the aggregated operational risk losses as a percentage of gross revenue on a 12-month rolling basis; and
- Model risk metrics, such as model event risk.

The risk appetite statement for the NEHS Group, including the Company, is approved by the Board, and tracked and communicated to that forum on an ongoing basis. There is clear ownership and accountability for each category of risk and individual risk appetite measures. The risk appetite statement must be reviewed and updated at the beginning of each financial year in conjunction with the annual business planning process, and may also be reviewed and revised at any time in response to emerging risks or to significant changes in business and economic conditions, business strategy, competitive conditions or regulatory requirements.



**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**18    RISK MANAGEMENT (continued)**

**Market Risk**

Market risk is the risk of loss arising from fluctuations in values of financial assets and liabilities (including off-balance sheet items) due to fluctuations in market risk factors (interest rates, foreign exchange rates, prices of securities and others). The Company classifies exposures into either trading or non-trading portfolios. Trading portfolios are exposed to market risk, managed and monitored on a daily basis on a Value-at-Risk ("VaR") methodology. Non-trading positions are managed and monitored using other sensitivity analysis. The Company uses the Nomura Group's Market Risk Management framework for the management of market risk, with some specific criteria applied to the Company where relevant.

In July 2013, the Company was granted permission by the PRA to use the internal model method, such as Value at Risk ("VaR"), Stressed VaR ("SVaR"), Incremental Risk Charge ("IRC"), to calculate market risk regulatory capital requirements for a range of trading positions. VaR scope covers certain credit and interest rates positions (e.g. bonds, credit default swaps, loans in the trading book and others), certain equity positions (e.g. cash equities, equity forwards, equity swaps and others) and certain foreign exchange positions (e.g. FX spot, FX futures, FX forwards, FX swaps, cross-currency swaps and others). For trading positions that are not in scope under the internal model method, the standard rules are applied to calculate their market risk regulatory capital requirements.

**A        Market Risk - Trading (including financial assets and financial liabilities designated at fair value through profit and loss)**

Effective management of market risk requires the ability to analyse a complex and evolving portfolio in a constantly changing global market environment, identify problematic trends and ensure that appropriate action is taken in a timely manner. The Company uses a variety of statistical measurement tools to assess and monitor market risk on an ongoing basis including, but not limited to, Value at Risk ("VaR"), Stressed VaR ("SVaR") and Incremental Risk Charge ("IRC").

Within the Company, management measure of economic capital (Nomura Capital Allocation Target or "NCAT") is measured, which is facilitated through Portfolio Risk element of the Risk Appetite discussed at the NEHS BRC. The NEHS BRC recommends any changes to the Board, who must opine and approve, if appropriate. Day-to-day responsibility for the NCAT calculation and the monitoring of risk limits, within the risk control framework, rests with Market Risk Management.

NCAT is used for performance evaluation, but not for capital adequacy. In order to ensure capital adequacy, financial soundness is assessed under stressed conditions, i.e. worst-case risk factor moves. Stress testing is undertaken and results reviewed monthly.

*Value at Risk*

VaR is a measure of the potential loss due to adverse movements in market factors, such as equity prices, interest rates, credit, foreign exchange rates, and commodities with associated volatilities and correlations.



**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

18    **RISK MANAGEMENT (continued)**

**Market Risk (continued)**

A        **Market Risk - Trading (continued)**

*VaR Methodology Assumptions*

The Company uses a single VaR model which has been implemented globally in order to determine the total trading VaR. A historical simulation is implemented where historical market moves over a two-year window are applied to the Company's current exposure, in order to construct a P&L distribution. Potential losses can be estimated at required confidence levels or probabilities. A scenario weighting scheme is employed to ensure that the VaR model responds to changing market volatility. For regulatory capital calculation and backtesting process, the higher of weighted and unweighted VaR is used, whereas for internal risk management purposes the weighted VaR is used.

Depending on the booking system, product and risk factor, profit and loss distribution is generated using full revaluation, spot-volatility grids or Greeks based methods. For interest rate and credit products, their main risk factors (interest rate and credit) are treated using the full revaluation method. For equity and foreign exchange products, their main risk factors (spot and volatility for equity and FX respectively) are treated using spot-volatility grids. However, for some products (e.g. interest rates and FX hedges of equity derivatives portfolios, booked in the relevant equity system), as well as for secondary risk factors of all products (e.g. FX risk for interest rates, credit and equity instruments) the Greeks based method is applied (relevant Greeks are multiplied by corresponding historical returns).

The Company uses the same VaR model for both internal risk management purposes and for regulatory reporting. For regulatory capital, the Company uses a 99% confidence level and 10-day time horizon, calculated using actual 10-day historical market moves. For internal risk management purposes, VaR is calculated across the Company using both 1-day (at 95% and 99% confidence levels) and 10-day (at 99% confidence level) time horizons.

To complement VaR under Basel 2.5 regulations, Nomura also computes SVaR, which samples from a one-year window during a period of financial stress. The 1-year stress window used in SVaR for internal risk management is calibrated at the Nomura group level, while a window that is specific to NEHS is used for regulatory reporting. SVaR is in both cases calculated using 10-day time horizon. Both VaR and SVaR are based on a single model that diversifies general and specific risk. Both VaR and SVaR are calculated daily using actual 10-day historical market moves. The historical two-year window for VaR is updated once every two days. The stress period used in SVaR model for regulatory reporting is the optimal one-year window, which is calibrated daily by maximising SVaR over a rolling one-year window between start of 2008 and the reporting date.

The Company's VaR model uses exact time series for each individual risk factor. When simulating potential movements in risk factors, a mixed approach is used, with absolute returns for some risk classes and relative returns for others. However, if good quality data is not available, a 'proxy logic' maps the exposure to an appropriate time series. The level of proxying taking place is carefully monitored through internal risk management processes and there is a continual effort to source new time series to use in the VaR calculation.

*VaR Backtesting*

The performance of the Company's VaR model is constantly monitored to ensure that it remains fit for purpose. The main approach for validating VaR is to compare 1-day trading losses with the corresponding VaR estimate. The Company's VaR model is backtested at different levels. Backtesting results are reviewed on a monthly basis by the Risk Management Division.

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**18    RISK MANAGEMENT (continued)**

**Market Risk (continued)**

**A       Market Risk - Trading (continued)**

*VaR Backtesting (continued)*

1-day trading losses exceeded the 99% VaR estimate on two occasions for the Company for the year ended 31 March 2023.

*Limitations and Advantages of VaR*

VaR aggregates risks from different asset classes in a transparent and intuitive way. However, there are limitations. VaR is a backward-looking measure: it implicitly assumes that distributions and correlations of recent factor moves are adequate to represent moves in the near future. VaR is appropriate for liquid markets and is not appropriate for risk factors that exhibit sudden jumps. Therefore it may understate the impact of severe events.

Given these limitations, Nomura uses VaR only as one component of a diverse risk management process.

The table below illustrates, by major risk category, the VaR used for internal risk management purpose during the financial years ended 31 March 2023 and 31 March 2022. It shows the highest, lowest and average VaR during the financial year.

| | Average VaR 2023 $'000 | Min VaR 2023 $'000 | Max VaR 2023 $'000 | Average VaR 2022 $'000 | Min VaR 2022 $'000 | Max VaR 2022 $'000 |
|---|---|---|---|---|---|---|
| Equity VaR | 671 | 463 | 2,643 | 1,454 | 283 | 13,403 |
| Credit VaR | 6,304 | 4,613 | 8,249 | 6,443 | 4,029 | 10,360 |
| Interest Rates VaR | 5,035 | 3,475 | 24,524 | 4,811 | 2,852 | 7,968 |
| Inflation VaR | 483 | 209 | 1,043 | 592 | 312 | 1,159 |
| FX VaR | 1,375 | 535 | 6,058 | 1,072 | 394 | 3,192 |
| Commodity VaR | 38 | - | 325 | 56 | 1 | 336 |
| Diversification/other | (6,619) | - | - | (6,562) | - | - |
| Total | 7,287 | 9,295 | 42,842 | 7,866 | 7,871 | 36,418 |

The total average, minimum and maximum VaR values are shown over the full annual period. Total average VaR during the fiscal year ended 31 March 2023 was lower than previous year following a decrease in the Equity VaR.

In practice, the actual trading results will differ from the VaR calculation and, in particular, the calculation does not provide a meaningful indication of profits and losses in stressed market conditions.

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**18    RISK MANAGEMENT (continued)**

**Market Risk (continued)**

**B        Incremental Risk Charge ("IRC")**

IRC is a measure of the potential loss from credit migration and default events on debt securities over a one year time horizon and 99.9% confidence level. IRC is calculated by Monte Carlo simulation of correlated migration and default events. A two factor Copula model is used which imply an inter asset correlation (across sectors) and an intra asset correlation (within a sector). These correlations are calibrated to empirically observed default events. P&L from migration is computed by applying credit spread shocks based on initial and final credit rating, adjusted for basis risk by product, recovery and maturity. P&L from default is simulated including stochastic recovery, correlated with overall default rates. A key determinant of IRC on a position is the credit rating of the obligor, which is based on the Nomura Group's Internal Rating system also used for the Internal Ratings-Based approach. IRC scope covers all debt securities as approved by the PRA. All positions in the IRC model are assumed to have a one year liquidity horizon.

**C        Stress testing of internal risk models**

Stress testing is used to complement any internal risk models in order to identify certain risks to portfolios, at various levels, which are adversely affected by certain shocks when such portfolios are non-linear and tail risks from potential higher moves than those captured by the VaR model; to overcome limitations of models and historical data when assessing and controlling risk; and to identify risk concentrations and potential correlations across instruments, risk types and businesses.

Stress tests are designed to be economically coherent, challenging, and comprehensive in terms of business and risk coverage. Stress tests specific to one risk class, also known as grids, are run and aggregated at levels where this specific risk is managed. Stress tests are applied to all trades notwithstanding the way they are treated in VaR in order to be able to get a consistent view of the risks. However, analysis could be done at any level of business, or aggregation when required. Stress tests are performed by defining and applying shocks to the data used as input into the VaR model such as shocks to credit spreads, to bond prices, to interest rates, to equity price, foreign exchange rates as well as shocks to the volatility and other factors impacting the data used as input into the VaR model.

**D        Market Risk - Non-Trading**

*Interest rate risk*

Interest rate risk arises from the possibility that changes in interest rates will affect future cash flows or the fair values of financial instruments. The Board has established stress test limits to constrain the interest rate risk taken by non-trading books. Positions are monitored on a regular basis and hedging strategies may be implemented to ensure that the risk is maintained within the established limits.

*Currency risk*

During the course of the Treasury department's financing activities, there is often a need to swap surplus flows in one currency into another currency, achieved using currency swap transactions. This is undertaken in accordance with approved market risk limits.



**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**18    RISK MANAGEMENT (continued)**

**Credit Risk**

Credit risk is the risk of loss arising from an obligor's default, insolvency or administrative proceeding which results in the obligor's failure to meet its contractual obligations in accordance with agreed terms. This includes both on and off-balance sheet exposures. It is also the risk of loss arising through a Credit Valuation Adjustment ("CVA") associated with deterioration in the creditworthiness of a counterparty. The Company uses the Nomura Group's Credit Risk Management framework for managing credit risk, with some specific criteria applied to the Company where relevant.

**A       Credit Risk Management Process**

The process for managing credit risk at the Company includes:

- evaluation of likelihood that a counterparty defaults on its payments and obligations;
- assignment of internal credit ratings to all active counterparties;
- approval of extensions of credit and establishment of credit limits;
- measurement, monitoring and management of the company's current and potential future credit exposures;
- setting credit terms in legal documentation; and
- use of appropriate credit risk mitigants including netting, collateral and hedging

**B       Credit Risk Measures**

The Company's main type of counterparty credit risk exposures arise from derivatives, securities financing transactions and loans.

In December 2012, the Company was granted permission by the PRA to use the Internal Model Method ("IMM") in combination with the standardised approach in the calculation of counterparty credit risk requirements for certain derivatives and securities financing transactions. In the calculation of risk-weighted exposure amounts under the standardised approach to credit risk, the ratings of Fitch, Moody's and Standard and Poor's are used for all applicable exposure classes.

For derivative and securities financing transactions, the Company measures credit risk primarily by way of a Monte Carlo-based simulation model that determines a Potential Exposure profile at a specified confidence level. The exposure calculation model used for counterparty credit risk management is also used for the IMM-based exposure calculation for regulatory capital reporting purposes since the end of December 2012. Loans and lending commitments are measured and monitored on both funded and unfunded basis.

**C       Credit Limits**

Credit exposures against counterparties are managed by means of setting credit limits based upon credit analysis of each individual counterparty. Credit risk is managed daily through the monitoring of credit exposure against approved credit limits and the ongoing monitoring of the creditworthiness of the Company's counterparties. Any change in circumstance that alters the Company's risk appetite for any particular counterparty, sector, industry or country is reflected in changes to the internal rating and credit limit as appropriate.

Internal ratings form an integral part in the assignment of credit limits to counterparties. The Company's credit limit framework is designed to ensure that the Company takes appropriate credit risk in a manner that is consistent with its risk appetite. Global Credit policies define the delegated authority matrices that establish the maximum aggregated limit amounts and tenors that may be set for any single counterparty group based on their internal rating.

**18    RISK MANAGEMENT (continued)**

**Credit Risk (continued)**

**C        Credit Limits (continued)**

NCAT, the measure of economic capital used by the Nomura Group and its affiliates, including the Company, is used as a constraint on the total level of risk which can be taken by the Company. NCAT has various uses within the Company: for example, for counterparty credit exposure management, the Company used the Credit NCAT model to derive single name limits by rating.

A bespoke limit framework has been developed to monitor exposures against central counterparty clearing houses, which include limits to funded exposures related to default fund and initial margin, and limits to unfunded exposures related to loss sharing amount (also known as stress loss) and potential variation margin callback.

**D        Wrong Way Risk**

Wrong Way Risk ("WWR") occurs when exposure to a counterparty is highly correlated with the deterioration of creditworthiness of that counterparty. The Nomura Group, including the Company, has established policies that govern the management of any WWR exposures. Stress testing is used to support the assessment of any WWR embedded within existing portfolios and adjustments are made to credit exposures and regulatory capital, as appropriate.

WWR analysis is performed by the Risk Management Division and presented to senior management in line with the Nomura WWR Management Policy framework. The analysis is provided to assist the business and senior management in determining whether the level of wrong way risk is a concern and action should be taken to reduce it.

**E        Risk Mitigation**

The Company utilises financial instruments, agreements and practices to assist in the management of credit risk. The Company enters into legal agreements, such as the International Swap and Derivatives Association, Inc ("ISDA") agreements or equivalent (referred to as "Master Netting Agreements"), with many of its counterparties. Master Netting Agreements allow netting of receivables and payables and reduce losses potentially incurred as a result of a counterparty default. Further reduction in credit risk is achieved through entering into collateral agreements that allow the Company to obtain collateral from counterparties either upfront or contingent on exposure levels, changes in credit rating or other factors.

Give the potential for loss resulting from unsecured exposures, as a general rule, all extensions of credit by the Company should be collateralised. However, in certain cases where there is sufficient risk appetite, unsecured exposure may be approved by the relevant credit risk managers. In addition, there are certain jurisdictions with specific rules relating to approvals and management of collateral. To ensure compliance, any local regulatory rules or statutes that are stricter must be followed.

Legal agreements should ensure that margin agreements and collateral accepted from clients provide the best possible protection for the Company. Any collateral types included for exposure reduction must meet the Basel standards. New collateral types, including non-standard collateral must be approved by the Global Collateral Steering Committee. Any non-standard collateral that gets approved must also be reviewed by all relevant departments to ensure that the operational capability is in place to properly control the new collateral type, and that concentration, reuse and liquidity implications are understood. The review must include any local or legal vehicle policies or procedures that contain rules relating to eligibility of acceptable collateral.

**18    RISK MANAGEMENT (continued)**

**Credit Risk (continued)**

**E        Risk Mitigation (continued)**

Concentrations of collateral by issuer, country and counterparty are monitored and reported to senior management. Haircuts are applied to collateral and set according to the market risk of the asset. Haircut levels are determined through quantitative and historical analysis, and are reviewed periodically.

The Company utilises financial instruments, to assist in the management of counterparty credit risk. The Company enters into credit hedges in the form of single name credit default swaps, credit contingent CDS and credit index swaps to mitigate losses arising from deterioration in counterparty creditworthiness. The Company actively monitors large exposures to collateralised counterparties and seeks to reduce exposures through trade compression and hedging with single name credit default swaps.

The Company's maximum exposure to credit risk at the balance sheet date is disclosed in the table below, based on the carrying amount of the financial assets the Company believes are subject to credit risk, without taking account of any collateral held or any other credit enhancements. Certain off-balance sheet instruments which expose the Company to a risk of loss due to default by the parties underlying these contracts are also disclosed. Collateral is held on financial assets held for trading, financial assets mandatorily at fair value through profit and loss, collateral posted for securities purchased under agreements to resell and collateral posted for securities borrowed. The exercise of collateral will lead to a significant reduction in the potential loss in the value of the corresponding financial asset in the event of a counterparty or issuer failing to perform its contractual commitment.

Other credit enhancements include netting agreements which provide protection to reduce the risks of counterparty default and, in some cases offset the Company's exposure with the same counterparty, which provides a more meaningful presentation of Statement of Financial Position credit exposure. Also included in the total exposure to credit risk are credit derivatives and other financial guarantee products which are used to hedge the Company's exposure to credit risk.

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

18    RISK MANAGEMENT (continued)

Credit Risk (continued)

Credit Risk Exposure

| 2023 | Maximum Exposure to Credit Risk (gross basis) $'m | Stage 1 $'m | Stage 2 $'m | Stage 3 $'m |
|---|---|---|---|---|
| Financial assets held for trading | 161,122 | - | - | - |
| Collateral posted for securities purchased under agreements to resell | 59,396 | - | - | - |
| Collateral posted for securities borrowed | 5,706 | - | - | - |
| Other debtors | 14,561 | 10,999 | 18 | - |
| Investment time deposits | 60 | 60 | - | - |
| Cash and cash equivalent | 4,370 | 4,370 | - | - |
| Financial investments | 11 | - | - | - |
| | 245,226 | 15,429 | 18 | - |
| Commitments and financial guarantees | 3,250 | 433 | 127 | - |
| | 248,476 | 15,862 | 145 | - |

| 2022 | Maximum Exposure to Credit Risk (gross basis) $'m | Stage 1 $'m | Stage 2 $'m | Stage 3 $'m |
|---|---|---|---|---|
| Financial assets held for trading | 136,337 | - | - | - |
| Collateral posted for securities purchased under agreements to resell | 57,573 | - | - | - |
| Collateral posted for securities borrowed | 8,902 | - | - | - |
| Other debtors | 16,724 | 14,145 | 23 | - |
| Investment time deposits | 121 | 119 | - | - |
| Cash and cash equivalent | 5,487 | 5,487 | - | - |
| Financial investments | 20 | - | - | - |
| | 225,164 | 19,751 | 23 | - |
| Commitments and financial guarantees | 3,121 | 634 | 165 | - |
| | 228,285 | 20,385 | 188 | - |

[1]In addition to disclosing fixed price loan commitments, the Company has disclosed certain variable market price commitments to repurchase debt of $733m (2022: $876m) in order to provide a more reliable and relevant disclosure of its financial commitments

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**18    RISK MANAGEMENT (continued)**

**Credit Risk (continued)**

**2023**

| Credit loss allowance | Stage 1 $'m | Stage 2 $'m | Stage 3 $'m | Total $'m |
|---|---|---|---|---|
| Other debtors | (0.6) | (0.4) | - | (1.0) |
| Commitments and financial guarantees | (0.5) | (0.2) | - | (0.7) |
| | (1.1) | (0.6) | - | (1.7) |

**2022**

| Credit loss allowance | Stage 1 $'m | Stage 2 $'m | Stage 3 $'m | Total $'m |
|---|---|---|---|---|
| Other debtors | (0.2) | (1.1) | - | (1.3) |
| Commitments and financial guarantees | (0.8) | (0.8) | - | (1.6) |
| | (1.0) | (1.9) | - | (2.9) |

**Movements in credit loss allowances**

| | Stage 1 Exposure $'m | ECL $'m | Stage 2 Exposure $'m | ECL $'m | Stage 3 Exposure $'m | ECL $'m | Total Exposure $'m | ECL $'m |
|---|---|---|---|---|---|---|---|---|
| Credit loss allowance at 1 April 2022 | 717 | (1.1) | 189 | (1.9) | - | 0.0 | 906 | (3.0) |
| Transfer: | | | | | | | | |
| to stage 1 | 11 | 0.0 | (11) | 0.0 | - | - | - | - |
| to stage 2 | - | - | - | - | - | - | - | - |
| Credit impairment (charge) / release | | | | | | | | |
| - new assets originated or purchased | 21 | (0.2) | - | - | - | - | 21 | (0.2) |
| - change in credit risk | - | 0.1 | - | 0.6 | - | - | - | 0.7 |
| - assets derecognised or matured | (274) | 0.1 | (32) | 0.6 | - | - | (306) | 0.7 |
| | (253) | 0.0 | (32) | 1.2 | - | - | (285) | 1.2 |
| Credit loss allowance at 31 March 2023 | 475 | (1.1) | 146 | (0.6) | - | 0.0 | 621 | (1.7) |

**18     RISK MANAGEMENT (continued)**

**Credit Risk (continued)**

The credit quality of financial assets and off balance sheet commitments which are subject to credit risk is summarised below. The credit ratings are determined by the Company's internally determined public rating agency equivalents.

| 2023 Credit Rating | Maximum Exposure to Credit Risk (Gross Basis) $'m | Stage 1 $'m | Stage 2 $'m | Stage 3 $'m |
|---|---|---|---|---|
| AAA | 967 | 84 | - | - |
| AA | 33,357 | 5,558 | - | - |
| A | 40,560 | 3,481 | - | - |
| BBB | 139,657 | 4,531 | | - |
| Non-Investment grade | 20,561 | 1,407 | 18 | - |
| Unrated | 10,124 | 367 | | - |
| Off-balance sheet commitments and financial guarantee contracts[1] | | | | |
| AA | 247 | 141 | - | - |
| A | 785 | 125 | - | - |
| BBB | 1,359 | 3 | 121 | - |
| Non-Investment grade | 859 | 164 | 6 | - |
| Unrated | - | - | - | - |
| | 248,476 | 15,862 | 146 | - |
| **2022** | | | | |
| AAA | 2,145 | 33 | - | - |
| AA | 44,003 | 7,685 | - | - |
| A | 50,253 | 4,292 | - | - |
| BBB | 105,717 | 5,709 | - | - |
| Non-Investment grade | 15,964 | 1,471 | 23 | - |
| Unrated | 7,082 | 561 | | - |
| Off-balance sheet commitments and financial guarantee contracts[1] | | | | |
| AA | 230 | 144 | - | - |
| A | 1,223 | 250 | - | - |
| BBB | 1,161 | 70 | 124 | - |
| Non-Investment grade | 443 | 170 | 41 | - |
| Unrated | 64 | - | - | - |
| | 228,285 | 20,385 | 188 | - |

[1] In addition to disclosing fixed price loan commitments, the Company has disclosed certain variable market price commitments to repurchase debt of $733m (2022: $876m) in order to provide a more reliable and relevant disclosure of its financial commitments.

The unrated balance represents the pool of counterparties which individually do not generate material credit risk for the Company and which do not require rating under the Company's credit management policies. This pool is highly diversified, subject to limits, and monitored on a regular basis.

**18    RISK MANAGEMENT (continued)**

**Credit Risk (continued)**

*Concentrations of Credit Risk*

Concentrations of credit risk may arise from the Company's normal operations in derivative instruments, securities financing transactions and underwriting activities, and from exposures to central counterparty clearing houses, and may be impacted by changes in political or economic factors. The Company's significant single concentrations of credit risk are typically with strongly rated credit institutions in the US and Europe and benefit from credit risk mitigation such as bilateral collateral agreements.

The Company is exposed to significant counterparty credit risk from other Nomura Group undertakings. The maximum credit exposure to other Nomura Group undertakings is $120 billion (2022: $87 billion) and is rated using the Nomura Group's credit rating of BBB (2022: 'BBB').

**Liquidity Risk**

*Liquidity Risk Management*

The Company's approach to liquidity risk management is founded on the three lines of defence principle, ensuring a clear ownership and strong connection between the Business (1st line), Treasury (2nd line) and Internal Audit (3rd Line) both globally and locally. The 3 lines of defence are further strengthened by a comprehensive suite of governance committees and forums, both Global and Local, which ensure liquidity risk is effectively managed at all levels of the company and sufficient oversight and scrutiny is provided up to and including the Board.

The Company's primary Liquidity Risk Management objective is to ensure continuous liquidity across market cycles and periods of market and idiosyncratic stress, ensuring that all contractual and modelled funding requirements and unsecured debt obligations that fall due within Board-established survival horizons and risk appetite, can be met without any reliance on sourcing additional unsecured funding or forced liquidation of assets.

The MCO (Maximum Cumulative Outflow model) is Nomura's primary tool to measure and monitor liquidity risk on a daily basis, defining the level of liquid assets required to meet contractual and contingent liquidity needs in the event of a stress. The MCO incorporates consistent assumptions at an entity, regional and global level, modelling stressed liquidity outflows over three scenarios of increasing severity, ranging from normal business conditions to a combination of both a market-wide and Nomura-specific liquidity stress.

The Company as a U.K. regulated entity is fully compliant with the U.K. PRA prescribed liquidity requirements.

**18    RISK MANAGEMENT (continued)**

**Liquidity Risk (continued)**

*Contractual Maturity Table*

The table below shows the Company's financial liabilities by contractual maturity remaining, taking into account early redemption features. Derivative contracts and other financial instruments contained within the Company's trading portfolio and other instruments containing embedded derivatives (including structured note issuances and other financial liabilities designated at fair value) are presented at their fair values. All other amounts represent undiscounted cash flows payable by the Company arising from its financial liabilities. Perpetual cash flows are shown for a period of ten years. Derivatives are disclosed at fair value on demand with the exception of gross settled derivatives, which are shown by contractual maturity remaining. Other creditors include cash collateral received on certain affiliate derivatives presented as on demand, being the earliest possible contractual payment date subject to both parties agreeing, furthermore any repayment of these amounts would be contractually replaced by longer term unsecured funding by other group companies. Financial liabilities designated at fair value are disclosed based on their earliest redemption date.

| | On demand | Less than 30 days | 31 - 90 days | 91 days - 1 year | 1 - 5 years | Later than 5 years | Total |
|---|---|---|---|---|---|---|---|
| | $'m | $'m | $'m | $'m | $'m | $'m | $'m |
| **2023** | | | | | | | |
| Financial liabilities held for trading - derivatives | 131,511 | 5,282 | 3,303 | 4,910 | 2,484 | 172 | 147,662 |
| Financial liabilities held for trading - non derivatives | 5,963 | - | - | - | - | - | 5,963 |
| Collateral received for securities sold under agreements to repurchase | 14,270 | 26,225 | 3,785 | 2,699 | 1,398 | 9 | 48,386 |
| Collateral received for securities loaned | 3,278 | 366 | 17 | 543 | - | - | 4,204 |
| Other creditors - non lease liabilities | 16,815 | - | - | - | - | - | 16,815 |
| Other creditors - lease liabilities | - | - | - | 1 | 3 | 2 | 6 |
| Creditors (amounts falling due after more than one year) | - | - | - | - | 15,583 | 1,260 | 16,843 |
| | 171,837 | 31,873 | 7,105 | 8,153 | 19,468 | 1,443 | 239,879 |
| Commitments and financial guarantees[1] | - | - | 95 | 448 | 1,016 | 1,691 | 3,250 |
| Total exposure to liquidity risk | 171,837 | 31,873 | 7,200 | 8,601 | 20,484 | 3,134 | 243,129 |

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**18    RISK MANAGEMENT (continued)**

**Liquidity Risk (continued)**

*Contractual Maturity Table (continued)*

| | On demand | Less than 30 days | 31 - 90 days | 91 days - 1 year | 1 - 5 years | Later than 5 years | Total |
|---|---|---|---|---|---|---|---|
| | $'m | $'m | $'m | $'m | $'m | $'m | $'m |
| **2022** | | | | | | | |
| Financial liabilities held for trading - derivatives | 102,949 | 7,109 | 5,214 | 7,383 | 2,501 | 220 | 125,376 |
| Financial liabilities held for trading - non derivatives | 5,775 | - | - | - | - | - | 5,775 |
| Collateral received for securities sold under agreements to repurchase | 12,847 | 26,871 | 2,988 | 2,362 | 1,154 | - | 46,222 |
| Collateral received for securities loaned | 7,155 | 25 | 342 | - | - | - | 7,522 |
| Other creditors - non lease liabilities | 18,962 | - | - | - | - | - | 18,962 |
| Other creditors - lease liabilities | - | | | 1 | 4 | 2 | 7 |
| Creditors (amounts falling due after more than one year) | - | - | - | - | 14,613 | 1,261 | 15,874 |
| | 147,688 | 34,005 | 8,544 | 9,746 | 18,273 | 1,483 | 219,739 |
| Commitments and financial guarantees[1] | - | 172 | 136 | 173 | 712 | 1,928 | 3,121 |
| Total exposure to liquidity risk | 147,688 | 34,177 | 8,680 | 9,919 | 18,985 | 3,411 | 222,860 |

[1]In addition to disclosing fixed price loan commitments, the Company has disclosed certain variable market price commitments to repurchase debt of $733m (2022: $876m) in order to provide a more reliable and relevant disclosure of its financial commitments

**18    RISK MANAGEMENT (continued)**

**Liquidity Risk (continued)**

*Contractual Maturity Table (continued)*

The table below shows the maturity profile of the Company's financial assets. The analysis into maturity groupings is based on the remaining period to the contractual maturity date or, if earlier, the expected date the assets will be realised.

| | On demand | Less than 30 days | 31 - 90 days | 91 days - 1 year | 1 - 5 years | Later than 5 years | Total |
|---|---|---|---|---|---|---|---|
| | $'m | $'m | $'m | $'m | $'m | $'m | $'m |
| **2023** | | | | | | | |
| Cash and cash equivalent | 4,370 | - | - | - | - | - | 4,370 |
| Financial investments | 11 | - | - | - | - | - | 11 |
| Financial assets held for trading - derivatives | 133,001 | 5,122 | 3,206 | 5,016 | 2,478 | 171 | 148,994 |
| Financial assets held for trading - non derivatives | 12,128 | - | - | - | - | - | 12,128 |
| Collateral posted for securities purchased under agreements to resell | 11,979 | 40,250 | 3,644 | 2,399 | 1,081 | 43 | 59,396 |
| Collateral posted for securities borrowed | 4,438 | 1,269 | - | - | - | - | 5,706 |
| Other debtors | 14,560 | - | - | - | - | - | 14,560 |
| Investment time deposits | 1 | - | - | 46 | 13 | - | 60 |
| Total exposure to liquidity risk | 180,487 | 46,640 | 6,850 | 7,461 | 3,572 | 214 | 245,225 |

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**18    RISK MANAGEMENT (continued)**

**Liquidity Risk (continued)**

*Contractual Maturity Table (continued)*

| | On demand | Less than 30 days | 31 - 90 days | 91 days - 1 year | 1 - 5 years | Later than 5 years | Total |
|---|---|---|---|---|---|---|---|
| | $'m | $'m | $'m | $'m | $'m | $'m | $'m |
| **2022** | | | | | | | |
| Cash and cash equivalent | 5,487 | - | - | - | - | - | 5,487 |
| Financial investments | 20 | - | - | - | - | - | 20 |
| Financial assets held for trading - derivatives | 104,461 | 6,090 | 4,978 | 7,351 | 2,523 | 216 | 125,619 |
| Financial assets held for trading - derivatives | 10,719 | - | - | - | - | - | 10,719 |
| Collateral posted for securities purchased under agreements to resell | 11,086 | 34,111 | 8,500 | 2,205 | 1,653 | 18 | 57,573 |
| Collateral posted for securities borrowed | 7,192 | 1,711 | - | - | - | - | 8,902 |
| Other debtors | 16,722 | - | - | - | - | - | 16,722 |
| Investment time deposits | 105 | - | - | - | - | 16 | 121 |
| Total exposure to liquidity risk | 155,792 | 41,911 | 13,478 | 9,556 | 4,176 | 250 | 225,163 |

**Maturity analysis of assets and liabilities**

The table on next page shows an analysis of assets and liabilities analysed according to when they are expected to be recovered or settled.

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

18    **RISK MANAGEMENT (continued)**

**Maturity analysis of assets and liabilities (continued)**

| | Within 12 months 2023 $'m | After 12 months 2023 $'m | Total 2023 $'m | Within 12 months 2022 $'m | After 12 months 2022 $'m | Total 2022 $'m |
|---|---|---|---|---|---|---|
| Cash and cash equivalent | 4,370 | - | 4,370 | 5,487 | - | 5,487 |
| Financial assets held for trading | 158,473 | 2,650 | 161,123 | 133,599 | 2,739 | 136,337 |
| Investment time deposits | 47 | 13 | 60 | 105 | 17 | 121 |
| Current Tax receivable | 44 | - | 44 | 37 | - | 37 |
| Collateral posted for securities purchased under agreements to resell | 58,272 | 1,124 | 59,396 | 55,903 | 1,670 | 57,573 |
| Collateral posted for securities borrowed | 5,706 | - | 5,706 | 8,902 | - | 8,902 |
| Other debtors | 14,732 | - | 14,732 | 16,892 | - | 16,892 |
| Financial investments | 11 | - | 11 | 20 | - | 20 |
| Tangible Fixed Assets | - | 23 | 23 | - | 25 | 25 |
| Intangible Fixed Assets | - | 7 | 7 | - | 9 | 9 |
| Investment in subsidiaries | - | | | - | | |
| Investment in group companies | - | 13 | 13 | - | 13 | 13 |
| Total Assets | 241,656 | 3,830 | 245,486 | 220,945 | 4,472 | 225,417 |
| | | | | | | |
| Financial Liabilities held for trading | 150,970 | 2,655 | 153,625 | 128,431 | 2,721 | 131,152 |
| Collateral received for securities sold under agreement to repurchase | 46,979 | 1,407 | 48,386 | 45,068 | 1,154 | 46,222 |
| Collateral received for securities loaned | 4,204 | - | 4,204 | 7,521 | - | 7,521 |
| Other creditors - non lease liabilities | 17,029 | - | 17,029 | 19,170 | - | 19,170 |
| Other creditors - lease liabilities | 1 | 5 | 6 | 1 | 6 | 7 |
| Provisions | 121 | - | 121 | 246 | - | 246 |
| Creditors (amounts falling due after more than one year) | - | 16,843 | 16,843 | - | 15,874 | 15,874 |
| Total Liabilities | 219,304 | 20,910 | 240,214 | 200,437 | 19,755 | 220,192 |

**18 RISK MANAGEMENT (continued)**

**Operational Risk**

Operational risk is risk of financial loss or non-financial impact arising from inadequate or failed internal processes, people and systems, or from external events. Operational Risk includes in its definition Compliance, Legal, IT and Cyber Security, Fraud, Third Party and other non-financial risks. Operational Risk does not include strategic risk and reputational risk, however, some operational risks can lead to reputational issues and as such operational and reputational risks may be closely linked.

*The Three Lines of Defence*

The Nomura Group adopts the industry standard "Three Lines of Defence" for the management of operational risk, comprising:

(1) 1st Line of Defence: All Business and employees which owns and manages its risks.
(2) 2nd Line of Defence: Global Operational Risk Management, which is responsible for and co-ordinates the Operational Risk Management Framework and oversees its implementation under the provision of the Global Operational Risk Management Policy. Additionally, Corporate Function Heads have specific 2nd Line of Defence responsibilities for individual risk types
(3) 3rd Line of Defence: Internal Audit, who provide independent assurance.

The Nomura Group's Operational Risk Management framework is set out below:

*Infrastructure of the framework*

- Policy framework: sets standards for managing operational risk and details how to monitor adherence to these standards.
- Training and awareness: Action taken by Operational Risk Management to improve business understanding of operational risk.

*Products and Services*

- Event Reporting: This process is used to identify and report any event which resulted in or had the potential to result in a loss or gain or other impact associated with inadequate or failed internal processes, people and systems, or from external events.
- Risk and Control Self-assessment ("RCSA"): This process is used to identify the inherent risks the business faces, the key controls associated with those risks and relevant actions to mitigate the residual risks. Global Operational Risk Management are responsible for developing the RCSA process and supporting the business in its implementation.
- Key Risk Indicators ("KRI"): KRIs are metrics used to monitor the business' exposure to operational risk.
- Scenario Analysis: This process is used to assess and quantify potential high impact, low likelihood tail risks and agree actions to improve controls where required

## 18    RISK MANAGEMENT (continued)

### Operational Risk (continued)

*Outputs*

Risk Appetite: articulates risk management approach for operational risk. Global Operational Risk Management framework produces regular reporting on the level of operational risk in accordance with the Risk Appetite Statement.

- Analysis and reporting: A key aspect of ORM's role is to analyse, report, and challenge operational risk information provided by business units, and work with business units to develop action plans to mitigate risks.
- Operational risk capital calculation: Calculate operational risk capital as required under applicable Basel standards and local regulatory requirements.

### Model Risk

Model Risk is the risk of financial loss, incorrect decision making, or damage to the company's credibility arising from Model errors or incorrect or inappropriate Model application.

To effectively manage the Company's Model Risk, Nomura has established a Model Risk Management Framework to govern the development, ownership, validation, approval, usage, ongoing monitoring, and periodic review of the Company's Models. The framework is supported by a set of policies and procedures that articulate process requirements for the various elements of the model lifecycle, including monitoring of model risk with respect to the Company's appetite.

New models and material changes to approved models must be independently validated prior to official use. Thresholds to assess the materiality of model changes are defined in Model Risk Management's procedures. During independent validation, validation teams analyse a number of factors to assess a model's suitability, identify model limitations, and quantify the associated model risk, which is ultimately mitigated through the imposition of approval conditions, such as usage conditions, model reserves and capital adjustments. Approved models are subject to Model Risk Management's annual re-approval process and ongoing performance monitoring to assess their continued suitability. Appropriately delegated Model Risk Management Committees provide oversight, challenge, governance, and ultimate approval of validated Models.

### Electronic and Algorithmic Trading Risk

Risks associated with Electronic and Algorithmic trading activities arise across risk types within both Financial and Non-Financial Risks and are indirectly captured under each risk category. However, the speed and autonomy with which these transactions can be executed presents unique risks that can disrupt markets, lead to the build-up of significant intraday exposures as well as regulatory censure. A framework has been established which looks at these unique risk scenarios more holistically. Key areas of focus include:

- System Runaway and Failure: where Algorithmic Trading Strategies malfunction or generate duplicative or erroneous orders
- Flash Crash: Risk of overreaction to market events by Algorithmic Trading strategies

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**18     RISK MANAGEMENT (continued)**

**Electronic and Algorithmic Trading Risk (continued)**

- Misconduct: Risk of Algorithmic Trading strategies deliberately or inadvertently causing disadvantage to clients, market abuse or market disruption
- Model Risk: The design or incorrect use of Algorithmic Trading Strategies resulting in poor trading and business decisions being made

**Fair Values of Financial Assets and Financial Liabilities**

All financial instruments held or issued for trading purposes are carried in the financial statements at fair value which is determined using market values, option pricing models or by discounting expected future cash flows at prevailing interest rates.

The carrying value of financial instruments not measured at fair value is a reasonable approximation of fair value for the majority of these holdings due to the short-term nature of these financial assets and liabilities.

**Financial Instruments Valued Using Unobservable Market Data**

Certain financial assets and liabilities are valued using valuation techniques which rely on parameters which are not observable in the market due to an absence of equivalent, current, market transactions or observable market data.

These valuation techniques are based on assumptions. As a result, the fair value calculated using these valuation techniques will change if the underlying assumptions change. The potential impact of using reasonably possible alternative assumptions to value these financial instruments at the Statement of Financial Position date is of plus and/or minus of $9,950,849 (2022: $2,333,565) which is 10% of fair value of Level 3 Equity and Debt securities.

Where the use of valuation techniques with significant unobservable parameters generates a gain or loss at inception, this is deferred over the life of the contract, until the parameters become observable or the instrument is terminated. Changes in fair value after inception are recognised in the income statement. The total fair value change recognised in profit or loss attributable to these financial instruments at Statement of Financial Position date is a gain of $43,467,944 (2022: loss of $(2,730,946)).

The amounts not recognised during the year relating to the difference between the transaction price and the fair value determined using a valuation technique with unobservable parameters is shown in the table below:

|  | 2023 $'000 | 2022 $'000 |
|---|---|---|
| As at 1 April | 29,981 | 28,066 |
| New transactions | 3,666 | 4,790 |
| Redemptions and terminations | (28,530) | (2,875) |
| As at 31 March | 5,117 | 29,981 |

### 19 FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions have been applied in determining the fair values of financial instruments:

(a) The fair value of financial assets and liabilities at amortised cost due within 12 months are assumed to approximate to their carrying values.

(b) Financial assets classified as fair value through other comprehensive income are measured at fair value by reference to quoted market prices when available. If quoted market prices are not available, then fair values are estimated using a valuation model.

(c) Financial assets mandatorily at fair value through profit and loss, financial liabilities designated at fair value through profit and loss and derivatives are measured at fair value by reference to quoted market prices when available. If quoted market prices are not available a valuation model is used to estimate fair value. Valuations models are based, wherever possible, on assumptions supported by observable market prices or rates. These valuation techniques are based on assumptions. As a result, the fair value calculated using these valuation techniques will change if the underlying assumptions change.

**Fair value hierarchy**

**Level 1** - Unadjusted quoted prices in active markets for the same instrument (i.e. without modification or repackaging).

**Level 2** - Quoted prices in active markets for similar assets or liabilities or other valuation techniques for which all significant inputs are based on observable market data.

**Level 3** - Valuation techniques for which any significant input is not based on observable market data.

The following table presents information about the Company's financial assets and financial liabilities measured at fair value within the fair value hierarchy, based on the transparency of inputs into the valuation techniques used by the Company to determine such fair values. Financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement of the financial instrument.

The valuation techniques used by Nomura to estimate fair value for major classes of financial instruments, together with the significant inputs which determine classification in the fair value hierarchy, are as follows.



**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**19    FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)**

### Equities

Equities include direct holdings of both listed and unlisted equity securities, and fund investments. The fair value of listed equity securities is determined using quoted prices for identical securities from active markets where available. The Company determines whether the market is active depending on the sufficiency and frequency of trading activity. Where these securities are classified in level 1 of the fair value hierarchy, no valuation adjustments are made to quoted prices in determining fair value. Listed equity securities traded in inactive markets are also generally valued using the exchange price and are classified in level 2. The fair value of unlisted equity securities requires significant management judgement because unlisted equity securities, by their nature, have little or no price transparency. Unlisted equity securities are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Adjustments are also made, in the absence of third-party transactions, if it is determined that the expected exit price of the investment is different from carrying value. Unlisted equity securities are usually classified in level 3 because significant valuation inputs are unobservable.

### Government, agency and municipal securities

The fair value of Japanese and other G7 government securities is primarily determined using quoted market prices, executable broker or dealer quotations, or alternative pricing sources. These securities are traded in active markets and therefore are classified within level 1 of the fair value hierarchy. Non-G7 government securities, agency securities and municipal securities are valued using similar pricing sources but are generally classified in level 2 as they are traded in inactive markets. Certain non-G7 securities may be classified in level 1 because they are traded in active markets. Certain securities may be classified in level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them in level 2. These are valued using DCF valuation techniques which include significant unobservable inputs such as credit spreads of the issuer.

### Bank and corporate debt securities and loans carried at fair value

The fair value of bank and corporate debt securities and loans carried at fair value either as trading assets or through election of the fair value option is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar debt securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used for DCF valuations are yield curves, asset swap spreads, recovery rates and credit spreads of the issuer. Bank and corporate debt securities are generally classified in level 2 of the fair value hierarchy because these valuation inputs are usually observable or market-corroborated. Certain bank and corporate debt securities will be classified in level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them in level 2, or credit spreads or recovery rates of the issuer used in DCF valuations are unobservable.



**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**19    FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)**

**Funds**

The fair value of funds is primarily determined using NAV per share as this is a tradeable level and/or the fund uses accepted valuation methods. Where the NAV per share is used as the basis of valuation, the information and valuation provided by the fund manager, including assumptions used, are reviewed for reasonableness. Publicly traded funds which are valued using a daily tradeable NAV per share are classified in level 1 of the fair value hierarchy. For funds that are not publicly traded but Nomura has the ability to redeem its investment with the investee at NAV per share on the balance sheet date or within the near term, the investments are classified in level 2. Investments where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified in level 3. The fair value of certain other funds is determined using DCF valuation techniques. These funds are classified in level 3 as the valuation includes significant unobservable valuation inputs such as liquidity discounts.

**Derivatives**

Nomura enters into both exchange-traded and OTC equity, interest rate, credit and foreign exchange derivative transactions. Where these derivatives are traded in active markets and the exchange price is representative of fair value, the fair value of exchange-traded derivatives is determined using an unadjusted exchange price and classified in level 1 of the fair value hierarchy. The fair value of exchange-traded equity derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in level 2. The fair value of OTC derivatives is determined through option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include equity prices, dividend yields, volatilities, correlations, interest rates, credit spreads, recovery rates and foreign exchange rates. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura's own creditworthiness on derivative liabilities. OTC derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex derivatives are classified in Level 3 where dividend yield, interest rate, credit spread, recovery rate, volatility or correlation valuation inputs are significant and unobservable.

Nomura includes valuation adjustments in its estimation of fair value of certain OTC derivatives relating to funding costs associated with these transactions to be consistent with how market participants in the principal market for these derivatives would determine fair value.

**Collateralised agreements and collateralised financing**

The primary types of collateralised agreement and financing transactions carried at fair value are reverse repurchase and repurchase agreements elected for the fair value option. The fair value of these financial instruments is primarily determined using DCF valuation techniques. The significant valuation inputs used include interest rates and collateral funding spreads such as general collateral or special rates. Reverse repurchase and repurchase agreements are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are usually observable.

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**19    FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)**

| | Level 1 | Level 2 | Level 3 | Counterparty netting | Total |
|---|---|---|---|---|---|
| | $'000 | $'000 | $'000 | $'000 | $'000 |
| **2023** | | | | | |
| Financial assets held for trading | | | | | |
| - Equity Securities | 6,293,995 | 59,688 | 63,740 | - | 6,417,423 |
| - Debt Securities | 2,576,003 | 3,098,520 | 35,769 | - | 5,710,292 |
| - Derivatives | 110,458 | 147,006,947 | 1,876,971 | - | 148,994,376 |
| Collateral posted for securities purchased under agreements to resell | - | 197,590,869 | - | (138,194,520) | 59,396,349 |
| Collateral posted for securities borrowed | - | 9,355,781 | - | (3,649,447) | 5,706,334 |
| Other debtors | - | 3,286,395 | 257,757 | - | 3,544,152 |
| Financial investments | - | - | 10,661 | - | 10,661 |
| | 8,980,456 | 360,398,200 | 2,244,898 | (141,843,967) | 229,779,587 |
| Financial liabilities held for trading | | | | | |
| - Equity Securities | (4,833,665) | (777) | (6,969) | - | (4,841,411) |
| - Debt Securities | (416,970) | (696,054) | (8,398) | - | (1,121,422) |
| - Derivatives | (110,115) | (145,552,777) | (1,998,876) | - | (147,661,768) |
| Collateral received for securities sold under agreements to repurchase | - | (186,580,165) | - | 138,194,520 | (48,385,645) |
| Collateral received for securities loaned | - | (7,853,499) | - | 3,649,447 | (4,204,052) |
| Other creditors | - | (1,448,025) | (1,359) | - | (1,449,384) |
| Creditors (amounts falling due after more than one year) | - | (105,490) | (196,577) | - | (302,067) |
| | (5,360,750) | (342,236,787) | (2,212,179) | 141,843,967 | (207,965,749) |

**19    FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)**

| | Level 1 | Level 2 | Level 3 | Counterparty netting | Total |
|---|---:|---:|---:|---:|---:|
| | $'000 | $'000 | $'000 | $'000 | $'000 |
| **2022** | | | | | |
| Financial assets held for trading | | | | | |
| - Equity Securities | 6,285,258 | 85,009 | 8,988 | - | 6,379,255 |
| - Debt Securities | 1,584,579 | 2,740,340 | 14,348 | - | 4,339,267 |
| - Derivatives | 64,619 | 123,999,771 | 1,554,442 | - | 125,618,832 |
| Collateral posted for securities purchased under agreements to resell | - | 179,483,909 | - | (121,910,685) | 57,573,224 |
| Collateral posted for securities borrowed | - | 8,902,337 | - | - | 8,902,337 |
| Other debtors | - | 2,263,709 | 292,553 | - | 2,556,262 |
| Financial investments | - | - | 19,894 | - | 19,894 |
| Investment time deposits | - | 2,130 | - | - | 2,130 |
| | 7,934,456 | 317,477,205 | 1,890,225 | (121,910,685) | 205,391,201 |
| Financial liabilities held for trading | | | | | |
| - Equity Securities | (3,981,144) | (1,598) | (451) | - | (3,983,193) |
| - Debt Securities | (641,254) | (1,146,020) | (4,651) | - | (1,791,925) |
| - Derivatives | (63,525) | (123,584,749) | (1,728,242) | - | (125,376,516) |
| Collateral received for securities sold under agreements to repurchase | - | (168,132,370) | - | 121,910,685 | (46,221,685) |
| Collateral received for securities loaned | - | (7,521,241) | - | - | (7,521,241) |
| Other creditors | - | (1,092,098) | (3,919) | - | (1,096,017) |
| Creditors (amounts falling due after more than one year) | - | (106,546) | (48) | - | (106,594) |
| | (4,685,923) | (301,584,622) | (1,737,311) | 121,910,685 | (186,097,171) |

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**19    FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)**

### Level 3 financial assets and financial liabilities

Level 3 financial assets and financial liabilities include instruments whose valuations are significantly dependent on parameters which are unobservable in the market. Financial instruments are categorised in accordance with their lowest level significant input. As a result, a derivative valued using a combination of level 1, level 2 and level 3 parameters would be classified in level 3 in its entirety, if its value is significantly affected by at least one significant unobservable parameter.

These financial instruments are often hedged with instruments within level 1 or level 2 of the fair value hierarchy and the gains or losses below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 instruments are also measured using both observable and unobservable inputs. Fair value changes presented in the table on the next page, therefore, reflect realised and unrealised gains and losses resulting from movements in both observable and unobservable parameters.

The following table presents information about financial assets and liabilities measured at fair value on a recurring basis for which the Company has utilised level 3 inputs to determine fair value.

| | At 1 April 2022 | Total gains (losses) in P&L | Purchases | Sales | Settlement | Transfers in level 3 | Transfers out of level 3 | At 31 March 2023 | Unrealised Total gains (losses) in P&L |
|---|---|---|---|---|---|---|---|---|---|
| | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 |
| **Financial assets** | | | | | | | | | |
| Financial assets held for trading | | | | | | | | | |
| - Equity Securities | 8,988 | 43,019 | 19,767 | (113,136) | - | 109,405 | (4,304) | 63,740 | (18,728) |
| - Debt Securities | 14,348 | 449 | 32,055 | (12,954) | - | 1,872 | (1) | 35,769 | 709 |
| - Derivatives | 1,554,442 | 214,647 | - | - | 45,311 | 126,920 | (64,349) | 1,876,971 | 612,270 |
| Other debtors | 292,553 | (3,427) | 141,307 | (27,541) | - | | (145,135) | 257,757 | 139 |
| Financial investments | 19,894 | 945 | - | (10,178) | - | - | - | 10,661 | 918 |
| | 1,890,225 | 255,632 | 193,129 | (163,808) | 45,311 | 238,197 | (213,788) | 2,244,898 | 595,309 |

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**19    FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)**

**Level 3 financial assets and financial liabilities (continued)**

| | At 1 April 2022 | Total gains (losses) in P&L | Purchases | Sales | Settlement | Transfers in level 3 | Transfers out of level 3 | At 31 March 2023 | Unrealised Total gains (losses) in P&L |
|---|---|---|---|---|---|---|---|---|---|
| | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 |
| **Financial liabilities** | | | | | | | | | |
| Financial liabilities held for trading | | | | | | | | | |
| - Equity Securities | (451) | 7,669 | (6,005) | 2,557 | - | (10,739) | - | (6,969) | (2,993) |
| - Debt Securities | (4,651) | (69) | (7,371) | 2,839 | - | (254) | 1,108 | (8,398) | (69) |
| - Derivatives | (1,728,242) | (193,772) | - | - | (13,523) | (134,858) | 71,520 | (1,998,875) | (548,873) |
| Other creditors | (3,919) | (849) | (510) | 1,963 | - | - | 1,956 | (1,359) | (849) |
| Creditors due after more than one year | (48) | (2,897) | (193,915) | 235 | - | - | 48 | (196,577) | (186,428) |
| | (1,737,311) | (189,919) | (207,800) | 7,595 | (13,523) | (145,851) | 74,631 | (2,212,178) | (739,212) |

Total gains and losses on financial assets and financial liabilities included in the above table are included in 'Trading profit' in the statement of comprehensive income.

The Company assumes that all transfers of financial instruments from one level to another level within the fair value hierarchy occur at the beginning of the relevant quarter in which the transfer takes place.

Instruments transferred out of level 3, due to significant valuation inputs becoming observable, and transferred into level 3, due to significant valuation inputs becoming unobservable.

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**19    FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)**

**Transfers between level 1 and level 2**

The following table shows transfers between level 1 and level 2 of the fair value hierarchy for financial assets and liabilities which are recorded at fair value:

**As at 31 March 2023**

| | Transfers from level 1 to level 2 $'000 | Transfers from level 2 to level 1 $'000 |
|---|---:|---:|
| **Financial assets** | | |
| Financial assets held for trading | | |
| - Equities | 1,897 | 906 |
| - Debt securities and loans | - | - |
| | 1,897 | 906 |
| | | |
| **Financial liabilities** | | |
| Financial liabilities held for trading | | |
| - Equities | (370) | (1,731) |
| - Debt securities and loans | - | (36) |
| | (370) | (1,767) |

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**19    FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)**

**Transfers between level 1 and level 2 (continued)**

**As at 31 March 2022**

| | Transfers from level 1 to level 2 $'000 | Transfers from level 2 to level 1 $'000 |
|---|---|---|
| **Financial assets** | | |
| Financial assets held for trading | | |
| - Equities | 27,853 | 7,826 |
| - Debt securities and loans | - | - |
| | 27,853 | 7,826 |
| **Financial liabilities** | | |
| Financial liabilities held for trading | | |
| - Equities | (78) | (2,133) |
| - Debt securities and loans | - | (22) |
| | (78) | (2,155) |

Instruments were transferred from level 1 to level 2 due to the observable parameters becoming less active and transferred from level 2 to level 1 because the valuation parameters became more active.

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**19    FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)**

**A      Level 3 quantitative disclosures on significant unobservable inputs**

The following table presents quantitative information about the significant unobservable inputs and assumptions used by the Company for Level 3 financial instruments as of 31 March 2023 and 31 March 2022 .

| Class of financial instrument | Fair value $'000 | Valuation techniques | Unobservable inputs | Range | Weighted average (%) |
|---|---|---|---|---|---|
| **2023** | | | | | |
| Financial assets held for trading | | | | | |
| - Equity securities | 63,740 | DCF | Liquidity discount | 75%-75% | 75 |
| - Debt securities | 35,769 | DCF | Credit spreads | 0-7.3% | 2.6 |
| | - | | Recovery rates | 4.5-10.1% | 9.4 |
| - Derivatives | 1,876,971 | DCF\Option Model | Interest rates | 1-3.7% | |
| | - | | Credit spread | 0.2-12.7% | |
| | - | | Recovery rates | 20-90% | |
| | - | | Dividend yield | 0-11% | |
| | - | | Volatilities | 1-59% | |
| | - | | Volatilities | 39-147bps | |
| | - | | Correlations | -1-0.99 | |
| Other debtors | 257,757 | DCF | Credit spreads | 1.3-8.4% | 4.5 |
| Financial investments | 10,661 | DCF | Liquidity discount | | |
| Total Level 3 | 2,244,898 | | | | |

**19   FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)**

**A      Level 3 quantitative disclosures on significant unobservable inputs (continued)**

| Class of financial instrument | Fair value $'000 | Valuation techniques | Unobservable inputs | Range | Weighted average (%) |
|---|---|---|---|---|---|
| **2022** | | | | | |
| Financial assets held for trading | | | | | |
| - Equity securities | 8,988 | DCF | Liquidity discount | 75%-75% | 75 |
| - Debt securities | 14,348 | DCF | Credit spreads | 7.3%-7.3% | 7.3 |
| | - | | Recovery rates | 1%-9% | 7.4 |
| - Derivatives | 1,554,442 | DCF\Option Model | Interest rates | 0.3%-3.3% | |
| | - | | Credit spread | 0.1%-43.6% | |
| | - | | Recovery rates | 20%-90% | |
| | - | | Dividend yield | 0%-13% | |
| | - | | Volatilities | 0%-110% | |
| | - | | Volatilities | 38bps-128bps | |
| | - | | Correlations | (1)-0.97 | |
| Other debtors | 292,553 | DCF | Credit spreads | 1.4%-11.8% | 4.3 |
| Financial investments | 19,894 | DCF | Liquidity discount | 40%-40% | 40 |
| Total Level 3 | 1,890,225 | | | | |

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**19     FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)**

**A     Level 3 quantitative disclosures on significant unobservable inputs (continued)**

| Class of financial instrument | Fair value $'000 | Valuation techniques | Unobservable inputs | Range | Weighted average (%) |
|---|---|---|---|---|---|
| **2023** | | | | | |
| Financial liabilities held for trading | | | | | |
| - Equity securities | (6,969) | DCF | Liquidity discount | | |
| - Debt securities | (8,398) | DCF | Credit spreads | | |
| | - | | Recovery rates | | |
| - Derivatives | (1,998,876) | DCF\Option Model | Interest rates | 1-3.7% | |
| | - | | Credit spread | 0.2-12.7% | |
| | - | | Recovery rates | 20-90% | |
| | - | | Dividend yield | 0-11% | |
| | - | | Volatilities | 1-59% | |
| | - | | Volatilities | 39-147bps | |
| | - | | Correlations | -1-0.99 | |
| Other creditors | (1,359) | DCF | Credit spreads | 5.4-8.4% | 6.2 |
| Creditor: amount falling due after more than one year | (196,577) | | | | |
| Total Level 3 | (2,212,179) | | | | |

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**19    FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)**

**A      Level 3 quantitative disclosures on significant unobservable inputs (continued)**

| Class of financial instrument | Fair value $'000 | Valuation techniques | Unobservable inputs | Range | Weighted average (%) |
|---|---|---|---|---|---|
| **2022** | | | | | |
| Financial liabilities held for trading | | | | | |
| - Equity securities | (451) | DCF | Liquidity discount | | |
| - Debt securities | (4,651) | DCF | Credit spreads | 8.4%-8.4% | 8.4 |
| | - | | Recovery rates | | |
| - Derivatives | (1,728,242) | DCF\Option Model | Interest rates | 0.3%-3.3% | |
| | - | | Credit spread | 0.1%-43.6% | |
| | - | | Recovery rates | 20%-90% | |
| | - | | Dividend yield | 0%-13% | |
| | - | | Volatilities | 0%-110% | |
| | - | | Volatilities | 38bps-128bps | |
| | - | | Correlations | -1-0.97 | |
| Other creditors | (3,919) | DCF | Credit spreads | 4.2%-5.5% | 4.7 |
| Creditor: amount falling due after more than one year | (48) | | | | |
| Total Level 3 | (1,737,311) | | | | |

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**19    FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)**

**B      Estimated fair value of financial instruments not carried at fair value**

Certain financial instruments are not carried at fair value on a recurring basis in the Statement of Financial Position since they are neither held for trading purposes nor are elected for the fair value option. These are typically carried at contractual amounts due or amortised cost.

The carrying value of the majority of the financial instruments detailed below will approximate fair value since they are short-term in nature and contain minimal credit risk. These financial instruments include financial assets reported within loans, debtors, cash and cash equivalent, borrowings from fellow subsidiary undertakings, cash collateral and other liabilities.

Cash and cash equivalent, other debtors, borrowings from fellow subsidiary undertakings and cash collateral, in the Statement of Financial Position would generally be classified in either level 1 or level 2 within the fair value hierarchy.

The following tables present carrying values, fair values and classification within the fair value hierarchy for certain classes of financial instruments, of which a portion of the ending balance was carried at fair value as of 31 March 2023 and 31 March 2022.

| | Carrying amount | Fair value | Fair value by level | | |
| | | | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|---|
| | $'000 | $'000 | $'000 | $'000 | $'000 |
| **2023** | | | | | |
| **Financial assets:** | | | | | |
| Other debtors | 11,016,089 | 11,016,088 | 361,965 | 10,654,123 | - |
| Investment time deposit | 59,538 | 59,538 | - | 59,538 | - |
| Cash and cash equivalent | 4,370,133 | 4,370,133 | 3,824,963 | 545,170 | - |
| | 15,445,760 | 15,445,759 | 4,186,928 | 11,258,831 | - |
| **Financial liabilities:** | | | | | |
| Other creditors | (15,372,651) | (15,372,651) | - | (15,372,651) | - |
| Creditors: amounts falling due after more than one year | (16,540,518) | (16,540,518) | - | (16,540,518) | - |
| | (31,913,169) | (31,913,169) | - | (31,913,169) | - |

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**19   FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)**

**B      Estimated fair value of financial instruments not carried at fair value (continued)**

|  | Carrying amount | Fair value | Fair value by level | | |
|---|---|---|---|---|---|
|  |  |  | Level 1 | Level 2 | Level 3 |
|  | $'000 | $'000 | $'000 | $'000 | $'000 |
| **2022** |  |  |  |  |  |
| **Financial assets:** |  |  |  |  |  |
| Other debtors | 14,166,126 | 14,173,019 | 389,214 | 13,783,805 | - |
| Investment time deposit | 118,840 | 118,840 | - | 118,840 | - |
| Cash and cash equivalent | 5,487,226 | 5,487,226 | 4,811,444 | 675,782 | - |
|  | 19,772,192 | 19,779,085 | 5,200,658 | 14,578,427 | - |
| **Financial liabilities:** |  |  |  |  |  |
| Other creditors | (17,873,174) | (17,873,174) | - | (17,873,174) | - |
| Creditors: amounts falling due after more than one year | (15,767,699) | (15,767,699) | - | (15,767,699) | - |
|  | (33,640,873) | (33,640,873) | - | (33,640,873) | - |

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**20    OFFSETTING DISCLOSURES**

| | Collateral posted for securities purchased under agreements to resell | Collateral posted for securities borrowed | Derivatives |
|---|---|---|---|
| | $'000 | $'000 | $'000 |
| **2023** | | | |
| **Assets:** | | | |
| Total gross balance (1) | 197,590,870 | 5,706,334 | 148,994,377 |
| Less: Amounts offset in the Statement of Financial Position | (138,194,520) | - | - |
| Total net amounts of reported on the face of the Statement of Financial Position | 59,396,350 | 5,706,334 | 148,994,377 |
| Less: Additional amounts not offset in the Statement of Financial Position | (20,599,050) | (1,016,771) | (138,792,569) |
| Financial instruments and non-cash collateral | (37,787,345) | (3,111,538) | (1,639,352) |
| Cash collateral | (20,344) | - | (6,548,771) |
| Net Amount | 989,611 | 1,578,025 | 2,013,684 |
| | | | |
| **2022** | | | |
| **Assets:** | | | |
| Total gross balance (1) | 179,483,909 | 8,902,337 | 125,618,833 |
| Less: Amounts offset in the Statement of Financial Position | (121,910,685) | - | - |
| Total net amounts of reported on the face of the Statement of Financial Position | 57,573,224 | 8,902,337 | 125,618,833 |
| Less: Additional amounts not offset in the Statement of Financial Position | (17,967,251) | (3,865,293) | (114,383,905) |
| Financial instruments and non-cash collateral | (37,176,514) | (3,271,181) | (1,389,814) |
| Cash collateral | (164,457) | - | (7,614,466) |
| Net Amount | 2,265,002 | 1,765,863 | 2,230,648 |

**20    OFFSETTING DISCLOSURES (continued)**

| | Collateral received for securities sold under agreements to repurchase $'000 | Collateral received for securities loaned $'000 | Derivatives $'000 |
|---|---|---|---|
| **2023** | | | |
| **Liabilities:** | | | |
| Total gross balance (1) | (186,580,165) | (4,204,053) | (147,661,768) |
| Less: amounts offset in the Statement of Financial Position | 138,194,520 | - | - |
| Total net amounts of reported on the face of the Statement of Financial Position | (48,385,645) | (4,204,053) | (147,661,768) |
| Less:additional amounts not offset in the Statement of Financial Position (2) | 20,599,050 | 1,016,771 | 138,792,569 |
| Financial instruments and non-cash collateral | 27,199,670 | 2,112,024 | 308,799 |
| Cash collateral | 3,725 | - | 5,900,475 |
| Net amount | (583,200) | (1,075,258) | (2,659,925) |
| | | | |
| **2022** | | | |
| **Liabilities:** | | | |
| Total gross balance (1) | (168,132,370) | (7,521,241) | (125,376,516) |
| Less:amounts offset in the Statement of Financial Position | 121,910,685 | - | - |
| Total net amounts of reported on the face of the Statement of Financial Position | (46,221,685) | (7,521,241) | (125,376,516) |
| Less:additional amounts not offset in the Statement of Financial Position (2) | 17,967,251 | 3,865,293 | 114,383,905 |
| Financial instruments and non-cash collateral | 27,079,193 | 2,451,871 | 375,353 |
| Cash collateral | 76,555 | - | 8,436,420 |
| Net amount | (1,098,686) | (1,204,077) | (2,180,838) |

1) Includes all recognised balances irrespective of whether they are transacted under legally enforceable master netting agreements. Amounts include transactions carried at fair value through election of the fair value option.

2) Represents amounts which are not permitted to be offset on the face of the Statement of Financial Position but which provide the Company with the right of offset in the event of counterparty default. Amounts relating to agreements where the Company does not have a legal right of offset or has not yet determined with sufficient certainty whether the right of offset is legally enforceable are excluded. The amount disclosed has been capped per the relevant netting agreement so as not to exceed the net amount of financial assets presented on the Statement of Financial Position. Thus, over-collateralisation is not reflected in the table.

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**21    CAPITAL MANAGEMENT POLICY**

The objectives of the Company's capital management policies are to ensure that the Company complies with externally imposed capital requirements and to seek to enhance shareholder value by capturing business opportunities as they develop. To achieve these goals, sufficient capital is maintained to support the Company's business and to withstand losses due to extreme market movements.

The Company reviews the appropriate level of capital sufficiency, with senior management responsible for implementing and enforcing capital policies. The determination of the Statement of Financial Position size and the level of capital take into consideration regulatory requirements, economic risks inherent in its business and maintenance of a debt rating appropriate to a global financial institution. The allocation of available capital resource across the business is then based upon factors such as return on capital and regulatory requirements.

The Company is subject to and has complied with the regulatory requirements imposed by HM Treasury and the PRA under the U.K. Financial Services Regulatory Framework.

No changes were made in the objectives, policies or processes for managing capital during the year.

Regulatory Capital

Regulatory guidelines developed by the Basel Committee as implemented by the PRA for supervisory purposes define two 'Tiers' of capital resources. Tier 1 capital is the highest tier and consists of, inter alia, ordinary share capital, reserves and retained earnings. Tier 2 consists of long-term subordinated debt. Tiers 1 and 2 capital can be used to support both trading and non-trading activity and all market and counterparty risks.

|  | 2023<br>$'000 | 2022<br>$'000 |
|---|---|---|
| Common Equity Tier 1 | 5,270,256 | 5,224,468 |
| Adjustments to CET 1 | (207,325) | (199,580) |
| Tier 1 Capital | 5,062,931 | 5,024,888 |
| Tier 2 Capital | 1,260,000 | 1,260,000 |
| Own Funds | 6,322,931 | 6,284,888 |

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

## 22    UNCONSOLIDATED STRUCTURED ENTITIES

The Company has an involvement with various structured entities which are designed to achieve a specific business purpose. Structured entities have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate only to administrative tasks and the relevant activities are directed by means of contractual arrangements. Such entities generally have restricted activities as well as narrow and well-defined objectives.

As the Company has taken the exemption from preparing consolidated financial statements under section 401 of Companies Act 2006, disclosures are in relation to the Company's involvement with all structured entities, irrespective of whether they are consolidated or not.

Below is a description of the Company's involvements in structured entities by type:

**Securitisation Vehicles:**

The Company establishes securitisation vehicles to meet clients' investment needs through the combination of securities and derivatives, including fixed income and equities products. The vehicles fund these investments by issuing structured notes, the repayment of which is linked to the performance of the assets in the vehicles. The Company often transfers assets and enters into derivatives with these securitisation vehicles.

The Company also invests in third party securitisation vehicles in the form of asset backed securities.

**Investment Funds:**

The Company holds investments in third party investment funds such as Mutual Funds and Hedge Funds in the normal course of trading activity. In addition, the Company holds seed investments in Undertakings for the Collective Investment of Transferable Securities ("UCITS") and other Funds sponsored by fellow subsidiaries within the Nomura Group.

**Other:**

These are investments in third party structured entities that do not fall into any criteria above.

The following table shows the carrying amounts of the Company's interests recognised in the Statement of Financial Position as well as the maximum exposure to loss resulting from their interests in structured entities. It also provides an indication of the size of the structured entities.

The maximum exposure to loss is determined by considering the nature of the interest in the structured entity. The maximum exposure for loans and trading instruments is reflected by the carrying amounts. The maximum exposure for derivatives and off Statement of Financial Position commitments is reflected by the notional amounts. Maximum exposure to loss does not reflect the Company's estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges the Company enters into to reduce its exposure. The risks associated with structured entities in which the Company is involved are limited to the amounts recorded in the Statement of Financial Position and the amount of commitments.

22      UNCONSOLIDATED STRUCTURED ENTITIES (continued)

| | Carrying amount of variable interests asset | Carrying amount of variable interests liabilities | Maximum exposure to loss to unconsolidated structured entities | Total size of structured entities |
|---|---|---|---|---|
| | $'m | $'m | $'m | $m |
| **2023** | | | | |
| Financial assets held for trading | 542 | - | 1,262 | |
| Financial liabilities held for trading | - | (73) | 997 | |
| Collateral posted for securities purchased under agreements to resell | 100 | - | 100 | |
| Collateral received for securities sold under agreements to repurchase | - | (165) | - | |
| | 642 | (238) | 2,359 | 846,992 |
| **2022** | | | | |
| Financial assets held for trading | 838 | - | 1,536 | |
| Financial liabilities held for trading | - | (78) | 414 | |
| Collateral posted for securities purchased under agreements to resell | 120 | - | 120 | |
| Collateral received for securities sold under agreements to repurchase | - | (622) | - | |
| | 958 | (700) | 2,070 | 795,397 |

The Company did not provide non-contractual support during the year to unconsolidated structured entities.

### 23    LEASES

The Company's leases principally relate to real estate which are classified as either finance or operating lease under IFRS 16. Right of use assets and lease liabilities recognised for leases for which the Company is lessee are presented in tangible assets (see Note 11) and other creditors (see Note 15) respectively.

The amounts recognised in profit or loss in respect of these leases is shown in interest and similar income (see Note 2), interest expenses (see Note 3), general and administrative expenses (see Note 4).

The total cash outflow recognised in the Statement of Cash Flows was $1 million, comprising $1 million payment of principal portion of lease liabilities recognised as cash flows from financing activities, $0.9 million sublease income and $0.4 million interest expense recognised as cash flows from operating activities.

**Lease Commitments**

|  | 2023<br>**Buildings**<br>**$'000** | 2023<br>**Other**<br>**$'000** | 2022<br>**Building**<br>**$'000** | 2022<br>**Other**<br>**$'000** |
|---|---|---|---|---|
| Within one year | 1,164 | 5 | 1,211 | 18 |
| Within two to five years | 3,294 | - | 3,375 | 6 |
| After five years | 1,250 | - | 2,026 | - |
|  | 5,708 | 5 | 6,612 | 24 |

The amounts recognised in profit or loss in respect of these leases are as follows:

|  | 2023<br>**$'000** | 2022<br>**$'000** |
|---|---|---|
| Income from sub-leasing ROU assets (note 2) | 418 | 899 |
| Interest income on lease receivables (note 3) | 24 | 13 |
| Interest expenses on lease liabilities (note 3) | (113) | (348) |
| Depreciation expense on ROU assets (note 4) | (1,110) | (32,010) |
| Expense relating to leases of low-value assets (included in general & administrative expenses) | (1,828) | (1,818) |

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**24     EMPLOYEES**

The average monthly number of persons employed by the Company during the year and their location were as follows:

|  | Year ended 31 March 2023 Number | Year ended 31 March 2022 Number |
|---|---|---|
| United Kingdom | 1,860 | 1,819 |
| Other Europe | 1 | 1 |
| Middle East and Africa | 15 | 16 |
|  | 1,876 | 1,836 |

**25     DIRECTORS' REMUNERATION**

The directors' remuneration for the year was as follows:

|  | Year ended 31 March 2023 $'000 | Year ended 31 March 2022 $'000 |
|---|---|---|
| Salaries, allowances and taxable benefits | 4,884 | 5,754 |
| Company contributions to pension | 16 | 18 |
| Bonuses | 1,865 | 2,345 |
|  | 6,765 | 8,117 |

The number of Directors who exercised share options during the year was 1 (2022: 1).

The number of Directors who were entitled to receive shares under long-term incentive plans during the year was Nil (2022: Nil).

The number of Directors accruing retirement benefits under money purchase pension schemes during the year was 4 (2022: 1).

The highest paid Director received emoluments of $4,036,515 (2022: $4,788,616) and the Company made no contribution to pension in 2023 (2022: Nil). The highest paid Director did not exercise share options during 2023 and was not entitled to receive shares under long-term incentive plans.

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

26    SHARE-BASED PAYMENTS AND SIMILAR DEFERRED COMPENSATION AWARDS

The Company and NHI, the ultimate holding company in the Nomura Group, provide various types of share-based payments and similar deferred compensation awards to the Directors and employees of the Company. The following table summarises the main types of award currently granted to Directors and employees for services provided to the Company.

Unless otherwise indicated below, all awards are granted annually and have graded vesting over three years, with extended vesting periods of up to seven years for certain Directors, senior management and employees in order to meet regulatory requirements based on the role they perform for the Company. All awards are generally forfeited in the event of voluntary termination of employment, or reduced and/or clawed back in the event of material conduct issues, material downturn in performance of the Nomura Group and/or a material failure of risk management. However, most awards include "Full Career Retirement" ("FCR") provisions which permit recipients of the awards to continue the vesting of the awards in the event of voluntary termination of employment if certain criteria based on corporate title and length of service within Nomura are met.

| Type of award | Key features | Key accounting considerations |
|---|---|---|
| **Restricted Stock Unit ("RSU") Awards** | • Granted and settled by NHI | • Classified as equity awards as settled in NHI common shares. |
| | • Settled in common shares of NHI | |
| Restricted stock units linked to the price of NHI common shares. | • •No dividend equivalent amounts paid or accrue during vesting period | • Grant date fair value based on listed price of NHI common shares as adjusted for future estimated dividends. |
| | • Primary type of deferred compensation award for Nomura Group. | • Total compensation cost based on grant date fair value, net of estimated and actual forfeitures. |
| | | • Total compensation expense recognised by the Company in connection with RSU awards was $38,004,413 (2022: $55,579,824) |

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**26    SHARE-BASED PAYMENTS AND SIMILAR DEFERRED COMPENSATION AWARDS (continued)**

| Type of award | Key features | Key accounting considerations |
|---|---|---|
| **Stock Acquisition Right (SAR) Plan B awards** | • Granted and settled by NHI. | • Classified as equity awards as settled in NHI common shares. |
| Stock Option units linked to the price of NHI common shares designed to replicate traditional restricted stock awards used in the United States and Europe. | • Settled in common shares of NHI. | • Grant date fair value based on listed price of NHI common shares as adjusted for future estimated dividends. |
| | • Exercise price of ¥1 per share. | • Total compensation cost measured based on grant date fair value, net of estimated and actual forfeitures |
| | • No dividend equivalent amounts paid or accrue during vesting period. | • Total compensation release recognised by the Company in connection with SAR Plan B awards was $588,790 (2022: $1,221,090) |
| | • Options exercisable for up to 5 years after vesting date. | |
| **Notional Stock Unit (NSU) awards** | • Granted and settled by the Company. | • Classified as liability awards as settled in cash. |
| | • Settled in cash | |
| | • No dividend equivalent amounts paid or accrue during vesting period | |
| Phantom plan linked to the price of NHI common shares designed to replicate the key features of RSU awards. | • Used in countries where equity-settled RSU awards are less favorably treated from a tax or other perspective. | • Grant date fair value based on listed price of NHI common shares. |
| | • Also granted quarterly to new employees as a recruitment incentive to replace awards forfeited from prior employers | • Total Compensation cost remeasured at each balance sheet date to reflect the expected settlement amount, net of estimated and actual forfeitures |
| | | • Total compensation expense recognised by the Company in connection with NSU awards was $36,230,584 (2022: $38,170,168) |

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**26    SHARE-BASED PAYMENTS AND SIMILAR DEFERRED COMPENSATION AWARDS (continued)**

| Type of award | Key features | Key accounting considerations |
|---|---|---|
| **Collared Notional Stock Unit ("CSU") awards**<br><br>Phantom plan linked to the price of NHI common shares with exposure subject to a cap and floor | • Granted and settled by the Company.<br><br>• Settled in cash | • Classified as liability awards as settled in cash.<br><br>• Grant date fair value based on option pricing model. |
| | •No dividend equivalent amounts paid or accrue during vesting period | • Total compensation cost remeasured at each balance sheet date to reflect the expected settlement amount, net of estimated and actual forfeitures. |
| | • Exposure of the employee to NHI share price is subject to a cap and a floor. | • Total compensation expense recognised by the Company in connection with CSU awards was $798,933 (2022: $1,028,974). |
| **Notional Index Unit (NIU) awards**<br><br>Phantom plan linked to a world stock index quoted by Morgan Stanley Capital International. | • Granted and settled by the Company.<br><br>• Settled in cash | • Classified as liability awards as settled in cash.<br><br>• Grant date fair value based on the closing price of the index on such date. |
| | • No dividend equivalent amounts paid or accrue during vesting period | • Total compensation cost remeasured at each balance sheet date to reflect the expected settlement amount, net of estimated and actual forfeitures. |
| | | • Total compensation expense recognised by the Company in connection with NIU awards was $86,898 (2022: $1,209,370). |

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**26    SHARE-BASED PAYMENTS AND SIMILAR DEFERRED COMPENSATION AWARDS (continued)**

The following table presents a roll-forward of activity in each of the key types of deferred compensation award during the years ended 31 March 2023 and 31 March 2022.

| | RSU awards | SAR Plan B awards | NSU awards | CSU Awards | NIU Awards |
|---|---|---|---|---|---|
| Outstanding at 31 March 2022 | 26,977,300 | 9,897 | 10,851,848 | 1,418,756 | 367,469 |
| Granted | 15,772,900 | - | 7,149,389 | 26,670 | - |
| Forfeited | (2,624,800) | - | (31,772) | (5,414) | - |
| Exercised or settled | (8,803,200) | (6,989) | (6,957,388) | (430,647) | (136,314) |
| Expired | - | (240) | - | - | - |
| Transfers | (2,012,700) | - | (2,440,910) | (378,209) | - |
| Outstanding at 31 March 2023 | 29,309,500 | 2,668 | 8,571,167 | 631,156 | 231,155 |
| Weighted average fair value at 31 March 2023 | ¥500.8 | Not Applicable | ¥501.36 | ¥600.13 | $7.90 |
| Outstanding liability recognised at 31 March 2023 ($) | Not Applicable | Not applicable | (40,152,237) | (2,836,846) | (1,856,824) |

SAR Plan B awards were exercised or settled during the year ended 31 March 2023 at a weighted average price of NHI common shares of ¥504.15 (2022: ¥426.00). NSU and CSU awards were exercised or settled during the year ended 31 March 2023 at a weighted average price of NHI common shares of ¥501.36 (2022: ¥579.00 ) and ¥600.13 (2022: ¥601.00) respectively. NIU awards were settled during the year ended 31 March 2023 at a weighted average index level of $7.90 (2022: $0.00).

The weighted average remaining contractual life of all awards outstanding as at 31 March 2023 was 1.00 years (2022: 1.00 years). RSU awards have been the primary type of deferred compensation award in the Nomura Group since 2018. However, existing unvested SAR Plan B and NIU awards continue to vest in accordance with their original contractual terms.

**27    CAPITAL COMMITMENTS**

As at 31 March 2023, there is capital commitments of $0.1m (2022: $0.7m) relating to assets in the course of construction.

**28    RELATED PARTY TRANSACTIONS**

The Company has taken advantage of the exemption under FRS 101 from the requirement in IAS 24 for disclosing related party transactions with other entities included in the consolidated financial statements of NHI. The exposure with fellow Nomura Group undertakings are provided in Note 4, 8, 10, 15 and 16 of the Financial Statement.

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**29    IBOR DISCLOSURE**

Following the announcement of the cessation of Interest Rate Indices such as LIBOR, the Nomura Group has established a project to manage the transition for any of its contracts that could be affected, which considers the requirements of the Bank. The project is sponsored by the Nomura Group's Global Head of Global Markets and is being led by senior representatives from functions across the Nomura Group including Legal, Finance, Compliance, Risk, Operations and Technology.

During 2021, the Bank had successfully transitioned most of its CHF, GBP and JPY LIBOR referenced trades to alternative reference rates. It also has the operational ability to support Risk Free Rates such as SARON, SONIA, TONA and SOFR. With respect to the June 2023 USD Libor cessation guidelines, Nomura has complied with the regulatory ask of successfully remediating majority of its USD LIBOR referenced trades by switching legacy trades to SOFR or fallbacks detailed in the ISDA LIBOR protocol or amending the economics of the trade in discussion with its clients. The Bank has participated and completed all Central Cleared Counterparties ("CCP") conversions and Internal/Bilateral Migrations to RFR/Fallbacks with zero operational issues.

Although the Bank has completed the majority of its Libor transition with regards to its primary responsibility, there do exist a few clients who have not yet remediated. Sales Teams are in continuous contact with these clients to transition them off LIBOR before the next fixing date, and desks will continue to engage in active transition for these trades to SOFR CIA with end investors.

The table below shows the Company's exposure at the period end to significant IBORs subject to reform that have yet to transition to alternative reference rates. These exposures will remain outstanding until the IBOR ceases and will therefore transition in future. The table excludes exposures to IBOR that will expire before transition is required.

| | Non Derivative Financial Assets Carrying Value | Non-derivative Financial Liabilities Carrying Value | Effective Derivative Notional |
|---|---:|---:|---:|
| | $'000 | $'000 | $'000 |
| LIBOR USD - 1 month | - | - | 22,996,927 |
| LIBOR USD - 3 month | 891,531 | 126,226 | 792,511,649 |
| LIBOR USD - 6 month | 27,768 | - | 22,791,026 |
| LIBOR USD - 12 month | - | - | 12,197,750 |
| LIBOR SGD - 3 month | - | - | 516,743 |
| LIBOR SGD - 6 month | - | - | 10,090,756 |
| LIBOR THB - 6 month | - | - | 13,822,252 |
| | 919,299 | 126,226 | 874,927,103 |

Derivative notionals are presented on a gross basis.

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**30    CONTINGENT LIABILITIES AND COMMITMENTS**

**Investigations, disputes and other litigation matters**

The most significant investigations, disputes and other litigation matters currently faced by the Company are summarised below. The Company believes that, based on current information available as of the date of these financial statements, the ultimate resolution of these actions and proceedings will not be material to the Company's financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect on the statements of income or cash flows in a particular quarter or annual period.

For each of the significant actions and proceedings described below, where possible, the Company has estimated the amount of reasonably possible maximum loss in excess of amounts recognised as a provision (if any) against such matters. These estimates are based on current information available as of the date of these financial statements and include, but are not limited to, the specific amount of damages or claims against Nomura in each matter.

As of 31 March 2023, for those cases where an estimate of the range of reasonably possible losses can be made, the Company estimates that the total aggregate reasonably possible maximum loss in excess of amounts recognised as a provision (if any) against these cases is approximately USD 227 million. For certain other significant actions and proceedings, the Company is unable to provide an estimate of the reasonably possible loss or range of reasonably possible losses because, among other reasons, (i) the proceedings are at such an early stage there is not enough information available to assess whether the stated grounds for the claim are viable; (ii) damages have not been identified by the claimant; (iii) damages are unsupported and/or exaggerated; (iv) there is uncertainty as to the outcome of pending appeals or motions; (v) there are significant legal issues to be resolved that may be dispositive, such as the applicability of statutes of limitations; and/or (vi) there are novel or unsettled legal theories underlying the claims.

The Company will continue to cooperate with regulatory investigations and to vigorously defend its position in the ongoing actions and proceedings set out below, as appropriate.

**Italian tax dispute**

In January 2008, the Company was served with a tax notice issued by the tax authorities in Pescara, Italy, alleging breaches by the Company of the UK - Italy Double Taxation Treaty of 1998. The alleged breaches related to payments to the Company of tax credits on dividends on Italian shares. The tax notice not only denied certain payments to which the Company claimed to be entitled but also sought reimbursement of approximately EUR 33.8 million, plus interest, already refunded. In March 2008, the Company lodged an appeal against the tax notice rejecting the Italian tax authorities' demands for reimbursement and advancing the Company's claim for further refunds.

The matter went to a hearing in March 2009 and in November 2009 a decision was issued by the First Instance Pescara Tax Court in favour of the Italian tax authorities. The Company lodged an appeal of this decision, and in March 2012 a second decision was issued by the Second Instance Pescara Tax Court in favour of the Italian tax authorities. As is allowed under Italian tax procedure, in September 2012, the Company received a demand for payment from the Italian tax authorities in the amount of EUR 37.5 million which comprised the original refunded amount, interest and collection fees. Payment of this amount was made in October 2012. A further appeal to the Supreme Court in Rome was filed in July 2013 in order to seek full reimbursement of this amount plus further interest. The Supreme Court heard the appeal on 13 April 2021 and a decision was issued on 13 July 2021 finding against the Company and in favour of the Italian tax authorities.



**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

**30    CONTINGENT LIABILITIES AND COMMITMENTS (continued)**

Similar claims have been made by the tax authorities against IBJ Nomura Financial Products (UK) PLC ("IBJN") a group company which has been in members' voluntary liquidation since 2000. An Italian Supreme Court judgment in June 2019 confirmed that an amount of approximately EUR 38 million (comprised of tax credit refunds plus accrued interest), plus further interest, was payable by IBJN to the Italian tax authorities. The Company continues to assess the position.

**Fairfield claims**

The Company is a defendant in two actions seeking recovery of payments allegedly made to the Company by Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, the "Fairfield Funds"). The Fairfield Funds, now in liquidation, were feeder funds to Bernard L. Madoff Investment Securities LLC ("BLMIS"). BLMIS is itself now in liquidation in the United States pursuant to the Securities Investor Protection Act. The first claim was brought by the liquidators of the Fairfield Funds. It was filed in October 2010 in the Supreme Court of the State of New York, but was subsequently removed to the United States Bankruptcy Court for the Southern District of New York. The Bankruptcy Court dismissed the claims asserted against the Company and the dismissal of those claims has been appealed. The claim is one of many similar claims that have been brought against a number of investors. The second claim was brought by the Trustee for the liquidation of BLMIS (the "Madoff Trustee"). The Company was added as a defendant in June 2012 when the Madoff Trustee filed an amended complaint in the United States Bankruptcy Court for the Southern District of New York. Again, this claim is one of many claims being brought against a range of investors. In November 2016, the United States Bankruptcy Court for the Southern District of New York granted a motion to dismiss the Madoff Trustee's claim. The Madoff Trustee successfully appealed that decision to the United States Court of Appeals for the Second Circuit and the Supreme Court of the United States declined a petition seeking further review of that decision. The matter has now been remanded to the Bankruptcy Court for further proceedings. The amount claimed is approximately USD 34 million plus interest. The Company does not believe that it will face the prospect of double recovery of the sums in question.

**Harley litigation**

In October 2011, the Madoff Trustee filed an adversary proceeding against the Company in the United States Bankruptcy Court for the Southern District of New York for the recovery of redemption payments allegedly made by Harley International (Cayman) Ltd. (the "Harley Fund") to the Company. The basis of the claim is that the redemptions in question were and continue to be "Customer Property" within the meaning of the Securities Investor Protection Act and are therefore avoidable and recoverable under the United States Bankruptcy Code and New York Debtor and Creditor law. The Harley Fund, now in liquidation, was a feeder fund to BLMIS. The claim is one of many similar claims that have been brought against a number of investors. In November 2016, the United States Bankruptcy Court granted a motion to dismiss the Madoff Trustee's claim. The Madoff Trustee successfully appealed the decision to the United States Court of Appeals for the Second Circuit and the Supreme Court of the United States declined a petition seeking further review of that decision. The matter has been remanded to the Bankruptcy Court for further proceedings. The claim is for approximately USD 24.5 million plus interest.

**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

30    **CONTINGENT LIABILITIES AND COMMITMENTS (continued)**

**Legal proceedings relating to Banca Monte dei Paschi di Siena SpA "MPS"**

In March 2013, Banca Monte dei Paschi di Siena SpA ("MPS") issued a claim in the Italian Courts against (1) two former directors of MPS and (2) the Company. MPS alleged that the former directors improperly caused MPS to enter into certain structured financial transactions with the Company in 2009 ("Transactions") and that the Company acted fraudulently and was jointly liable for the unlawful conduct of MPS's former directors. MPS claimed damages of not less than EUR 1.142 billion.

In March 2013, the Company commenced a claim against MPS in the English Courts. The claim was for declaratory relief confirming that the Transactions remained valid and contractually binding. MPS filed and served its defence and counterclaim to these proceedings in March 2014. MPS alleged in its counterclaim that the Company was liable to make restitution of a net amount of approximately EUR 1.5 billion, and sought declarations regarding the illegality and invalidity of the transactions.

In September 2015, the Company entered into a settlement agreement with MPS to terminate the Transactions. The Company believes that the Transactions were conducted legally and appropriately, and does not accept the allegations made against it or admit any wrongdoing. Taking into account the views of relevant European financial authorities and the advice provided by external experts, the Company considered it to be in its best interests to reach a settlement in relation to this matter. As part of the agreement, the Transactions were unwound at a discount of EUR 440 million in favour of MPS and the civil proceedings between MPS and the Company in Italy and England, respectively, will no longer be pursued. Pursuant to the settlement agreement MPS and the Company applied to the Italian Courts to discontinue the proceedings brought by MPS against the Company. These proceedings have now been discontinued.

**Legal proceedings relating to Banca Monte dei Paschi di Siena SpA "MPS" (continued)**

In April 2013, an investigation was commenced by the Public Prosecutor's office in Siena, Italy, into various allegations against MPS and certain of its former directors, including in relation to the Transactions. The investigation was subsequently transferred to the Public Prosecutor of Milan. In April 2015, the Public Prosecutor's office in Milan issued a notice concluding its preliminary investigation, which was re-served on the Company in January 2016. Under that notice the Public Prosecutor sought to indict, amongst others, MPS, three individuals from MPS's former management, the Company and two Company individuals for the offences of false accounting and market manipulation in relation to MPS's previous accounts for 2009, 2010, 2011, and the interim and quarterly statements for 2012. The Public Prosecutor also sought to indict the two Company individuals, as well as MPS and three individuals from MPS's former management, for the offence of obstructing the supervisory activities of CONSOB. The preliminary hearing at which the Milan criminal court considered whether or not to grant the indictment concluded in October 2016, the Judge ordering the trial of all individuals and banks involved except for MPS (which entered into a plea bargaining agreement with the Public Prosecutor).

The trial (which also involves three other sets of allegations in relation to MPS and its counterparties in other transactions unrelated to the Company) commenced in December 2016. As part of these proceedings, a number of civil claimants have been permitted to bring damages claims against a number of entities and individuals, including the Company.



**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

30    CONTINGENT LIABILITIES AND COMMITMENTS (continued)

On 8 November 2019, the court delivered its oral verdict, finding two former employees of the Company guilty of false accounting, market manipulation and obstructing the supervisory activities of CONSOB and that the Company had breached Italian corporate liability legislation. In so doing it imposed a fine of EUR 3.45 million on the Company as well as ordering confiscation of EUR 88 million. On 12 May 2020, the court issued the detailed reasoning for the verdict (including the rationale for the penalties imposed). The Company appealed the decision to the Milan Court of Appeal. On 6 May 2022, the Milan Court of Appeal delivered its oral verdict, overturning the first instance judgment and acquitting the two former employees of the Company of all charges. The court also overturned the first instance judgment in respect of the Company and quashed the EUR 3.45 million fine and EUR 88 million confiscation order imposed on the Company. The detailed reasoning for the verdict was made available on 3 October 2022. In November 2022, the Public Prosecutor appealed the decision to the Supreme Court.

In addition, the Company is involved in a number of separate civil or administrative matters relating to the Transactions including those described further below.

In January 2018, a claim before the Italian Courts brought by two Luxembourg investment funds and their management company (collectively referred to as Alken) was served on the Company. The claim was made against the Company, MPS, four MPS former directors and a member of MPS's internal audit board, and sought monetary damages of approximately EUR 434 million plus interest, as well as non-monetary damages in an amount left to be quantified by the Judge. In July 2021, the court rejected all of Alken's claims. In February 2022, Alken appealed the decision to the Milan Court of Appeal.

**Legal proceedings relating to Banca Monte dei Paschi di Siena SpA "MPS" (continued)**

In May 2019, a claim before the Italian Courts brought by York Global Finance Offshore BDH (Luxembourg) Sàrl and a number of seemingly related funds was served on the Company. The claim is made against the Company, MPS, two MPS former directors and a member of MPS's internal audit board, and seeks monetary damages of approximately EUR 186.7 million plus interest, as well as non-monetary damages in an amount left to be quantified by the Judge.

Additionally, in January 2017, the Company was served by the Commissione Nazionale per le Società e la Borsa ("CONSOB") (the Italian financial regulatory authority) with a notice commencing administrative sanction proceedings for market manipulation in connection with the Transactions. In relation to the Transactions, the notice named MPS, three individuals from MPS's former management and two former employees of the Company as defendants, whereas the Company was named only in its capacity as vicariously liable to pay any fines imposed on its former employees. In May 2018 CONSOB issued its decision in which it levied EUR 100,000 fines in relation to each of the Company's two former employees as well as revocations of the Italian law integrity requirement to perform certain corporate functions of three and six months respectively. The Company was vicariously liable to pay the fines imposed on its former employees, and paid those fines in July 2018. The Company appealed the CONSOB decision to the Milan Court of Appeal and in December 2020, the Court of Appeal annulled the CONSOB decision against NIP. CONSOB has appealed the Court of Appeal's decision to the Italian Supreme Court.

**Employee Litigation (1)**

In March 2016, the Company was served with proceedings by a former employee. The claim was brought in the English High Court and alleged breaches of contract and duty. The amount claimed was not quantified, but on the basis of the pleaded case, was approximately GBP 65 million. The Company filed and served a Defence and Counterclaim to these proceedings in May 2016 and the employee filed a Reply and Defence to Counterclaim in July 2017. The proceedings were stayed by mutual consent from 8 March 2018. On 29 March 2021, the parties agreed to settle the claims, without admitting any wrongdoing. On 13 May 2021, the parties served and filed Notices of Discontinuance, ending the proceedings.



**NOMURA INTERNATIONAL PLC**

**NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2023 (CONTINUED)**

30    **CONTINGENT LIABILITIES AND COMMITMENTS (continued)**

**Bond investigations and related class actions**

On 20 May 2021, the Company and Nomura Holdings, Inc. ("NHI") were named as addressees in a decision issued by the European Commission in which the Company, NHI and various other third party banks have been found to have infringed EU competition law in connection with their activity in the primary and secondary markets for European Government Bonds ("EGB"). The European Commission found that the infringement consisted of anticompetitive agreements and/or concerted practices in the EGB sector in breach of EU competition law and fined the Company and NHI approximately EUR 129.6 million. In August 2021, the Company and NHI appealed the decision. The fine has been provisionally paid, as is required, pending the outcome of the Company and NHI's appeal.

The Company and Nomura Securities International, Inc. ("NSI") were named as defendants in a class action filed in the United States District Court for the Southern District of New York alleging violations of U.S. antitrust law in relation to the alleged manipulation of the primary and secondary markets for EGB. NSI has been dismissed from the action.

Additionally, the Company and NSI were named as defendants in a separate class action filed in the Toronto Registry Office of the Federal Court of Canada alleging violations of Canadian competition law relating to the alleged manipulation of the market for supranational, sub-sovereign and agency bonds. In October 2022, subject to approval by the Federal Court of Canada, the Company and NSI have agreed to settle the class action.

**German tax**

In August 2017, the Cologne public prosecutor in Germany notified the Company that it is investigating possible tax fraud by individuals who worked for the Nomura Group in relation to the historic planning and execution of trading strategies around dividend record dates in certain German equities (known as "cum/ex" trading) and in relation to filings of tax reclaims in 2007 to 2012. During the year ended 31 March 2020, Nomura Group became aware that certain of those individuals would be the subject of investigative proceedings in Germany. The Company and another entity in the Nomura Group are cooperating with the investigation, including by disclosing to the public prosecutor certain documents and trading data, and Nomura Group premises in Frankfurt were raided by the public prosecutor in April 2023 for the purpose of obtaining additional data and documents. It appears the investigation has expanded including to also now encompass cum/cum trading strategies in certain German equities. If the investigation involving Nomura Group entities and former individuals proceeds to trial, the individuals could face criminal sanctions and Nomura Group entities could face administrative sanctions such as administrative fines or profit confiscation orders.

**Swap trading**

The Company and other Nomura Group entities are responding to requests from the U.S. Commodity Futures Trading Commission ("CFTC") in relation to swap trading related to bond issuances. On 1 February 2021, the CFTC filed a civil enforcement action against a Nomura employee and charged him with violating the anti-fraud, price manipulation and false statements provisions of the Commodity Exchange Act in relation to a 2015 interest rate swap transaction.

The Company and other Nomura Group entities also responded to requests for information from the CFTC in relation to compliance with records preservation requirements relating to the use of non-Nomura approved messaging platforms for business communications. In September 2022, the Company and other Nomura Group entities agreed to pay a $50 million civil monetary penalty and to comply with certain non-monetary undertakings ordered by the CFTC.

30      CONTINGENT LIABILITIES AND COMMITMENTS (continued)

**Vestia**

Stichting Vestia, a Dutch housing association and former counterparty, asserted a claim against the Company relating to derivative transactions entered into between Vestia and the Company between 2009 and 2011. On 1 February 2022, Vestia commenced proceedings against the Company in the English Courts. The proceedings alleged that the transactions are void because Vestia lacked the capacity and/or the authority to enter into them. Vestia sought restitution of a net amount of approximately EUR 153.5m plus interest in respect of those transactions. In December 2022, the Company, with no admission of liability or wrongdoing, entered into a confidential settlement agreement with Vestia pursuant to which the parties settled all claims relating to the Transactions.

**Secured financing enforcement**

In the context of a secured financing and the enforcement of the related pledge agreements following events of default attributable to the counterparty, on 8 February 2022, two former pledgors served a formal notice stating their intention to commence legal proceedings against Nomura European Investment Limited ("NEI") as lender and the Company as security agent. The pledgors alleged that there have had been certain valuation errors in relation to enforcement of the related pledge agreements and seek sought compensation from NEI or, alternatively, the Company. To date, no legal proceedings have been issued in respect of the claim. On 9 November 9, 2022, NEI and the Company entered into a settlement agreement with the pledgors to resolve the potential claim with no admission of liability or wrongdoing.

**Employee Litigation (2)**

In April 2023, the Company was served with proceedings by a former employee. The claim was brought in the Central London Employment Tribunal. The former employee has made unfair dismissal and detriment claims and alleges that their losses amount to approximately GBP 9.5 million net plus interest. The Company filed and served its Defence to these proceedings in May 2023.

**Commitments**

The Company had commitments as at 31 March 2023 amounting to $3,250 millions (2022: $3,121 millions) in respect of undrawn loan facilities. In addition to disclosing fixed price loan commitments, the Company has disclosed certain variable market price commitments to repurchase debt of $733 millions (2022: $876 millions) in order to provide a more reliable and relevant disclosure of its financial commitments.

31      POST BALANCE SHEET EVENT

No significant events occurring after the balance sheet date that would meet the criteria to be disclosed or adjusted in the financial statements for the year ended 31 March 2023.

32      ULTIMATE PARENT UNDERTAKING

The Company's ultimate parent undertaking and controlling party, and the parent that heads the largest group of undertakings for which consolidated financial statements are prepared, is NHI, incorporated in Japan. Copies of the group financial statements of Nomura Holdings, Inc. may be obtained from 9-1, Nihonbashi 1-Chome, Chuo-ku, Tokyo 103-8645, Japan. The parent that heads the smallest group of undertakings is NEHS, a company registered at 1 Angel Lane, London, EC4R 3AB, United Kingdom.